UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

CHINA SPECIAL FIBER, INC.
(Exact name of registrant as specified in its charter)

NEVADA	26-3552195
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

NO. 1 Jiangdong Four Road (E)
Jiangdong Zone, Xiaoshan District of Hangzhou
Zhejiang, P.R.China 311222

(Address, including zip code, of principal executive office)

(86)-571-22883818

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Our Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

▪	our ability to overcome competition in our market;
▪	the impact that a downturn or negative changes in the spandex fiber business could have on our business and profitability;
•	our ability to simultaneously fund the implementation of our business plan and invest in new projects;
▪	economic, political, regulatory, legal and foreign exchange risks associated with international expansion; or
•	the loss of key members of our senior management.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this registration statement and the documents that we reference and filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Use of Certain Defined Terms

Except as otherwise indicated by the context, references in this report to:

▪	“Company,” “we,” “us,” or “our,” are references to the combined business of China Special Fiber, Inc (“CSF”)., a Nevada corporation, together with its wholly-owned subsidiary, EBH Investment Holding Company Limited (“EBH”), and EBH’s wholly owned subsidiaries.
•	“China,” the “State” and “PRC” are references to the People’s Republic of China;
•	the “Exchange Act” are to the Securities Exchange Act of 1934, as amended; and
•	“RMB” are to Renminbi, the legal currency of China; and “U.S. dollar,” “USD” or “$,” are to the legal currency of the United States of America;
•	the “Securities Act” are to the Securities Act of 1933, as amended;

In this prospectus we are relying on and we refer to information and statistics regarding the spandex supply industry that we have obtained from, among other sources:

• SRI = SRI Consulting,  http://www.sriconsulting.com
• CCF = China Chemical Fiber & Texitles consultancy,  http://www.ccfgroup.com/
• WTO = World Trade Organization

OUR BUSINESS

Overview of Our Business

We engage in the manufacture of a full range of spandex fibers in China. Currently, we produce a variety of spandex fibers ranging from superfine deniers (“D”) of 10D up to heavy deniers of 1120D. We deliver our products to industrial customers directly or via distributors for further processing, such as in yam production, weaving and dyeing. In addition, we also manufacture spandex fibers specifically tailored to the needs of individual customers.

We operate through our wholly-owned subsidiary, EBH Investment Holding Company Limited, a British Virgin Islands corporation (the “EBH”) and its wholly-owned subsidiary, EBH Spandex Co., Ltd. (the “EBH Spandex”), a company incorporated under the laws of the People’s Republic of China.

Corporate History and Structure

Corporate History

We were originally incorporated in the State of Arizona on September 3, 2004 as VT Arabic Services, Inc., a wholly-owned subsidiary of Visitalk Capital Corporation (“VCC”), and formed as part of the implementation of the Chapter 11 reorganization plan (the “Visitalk Plan”) of visitalk.com, Inc. (“Visitalk.com”). Visitalk.com filed for Chapter 11 Bankruptcy on June 22, 2004. The Visitalk Plan became effective on September 17, 2004 (the “Effective Date”). Effective September 22, 2004, Visitalk.com merged into VCC which was authorized as the reorganization debtor under the Visitalk Plan.

Our original business was to provide peer-to-peer voice and video communications to the Arabic language market using technology licensed from VCC. To pursue this line of business, we licensed technology from VCC in exchange for 723,900 shares of common stock, plus common stock purchase warrants allowing holders to purchase additional shares of our common stock (the “Plan Warrants”). The Visitalk Plan further authorized VCC to distribute 129,614 of the 723,900 shares of common stock to 201 creditors and all the Plan Warrants to 330 creditors and claimants of Visitalk.com in various ratios in accordance with the Visitalk Plan. After the distribution of the shares of our common stock and Plan Warrants, VCC owned approximately 83.3% of our issued and outstanding common stock. With the Visitalk Plan’s Final Decree on July 28, 2006, we had no liabilities of any kind related to any Visitalk.com claimants or shareholders.

On July 28, 2008, pursuant to a Stock Purchase Agreement (the “SPA”), we sold 5,971,898 shares of common stock to Bay Peak Acquisition 3, Inc. and Aviary, LLC for a total payment of $51,000, or approximately $.008 per share (the “Change of Control Transactions”). On August 29, 2008, the SPA was approved by the shareholders in lieu of a special shareholders’ meeting and all the closing conditions of the SPA were met. After the Change of Control Transactions, the newly issued shares represent approximately 85.5% of ownership interest in us.

On December 31, 2008, we entered into a share exchange agreement (the “SEA”) with EBH, and the shareholders and consultants of EBH, pursuant to which we agreed to acquire all of the issued and outstanding capital stock of EBH (the “Share Exchange Transaction”). The Share Exchange Transaction was closed on December 31, 2008, and, pursuant to the terms of the SEA, we issued an aggregate of 97,913,032 shares of our common stock to the EBH Shareholders in exchange for all the issued and outstanding securities of EBH Investment. Immediately after the closing of the Share Exchange Transaction (the “Closing”), we had 139,875,760 shares of common stock outstanding, and warrants to purchase 50,512,164 shares of our common stock. Immediately after the Share Exchange Transaction, the EBH Shareholders held approximately 70% of our voting capital stock.

Pursuant to the directors and shareholders’ resolutions dated December 31, 2008, effective January 13, 2008, we changed our corporate name from “Bay Peak 3 Acquisition Corp.” to “China Special Fiber, Inc.”
Our shares of common stock are not currently listed or quoted for trading on any national securities exchange or national quotation system. The transactions contemplated by the SEA, as amended, were intended to be a “tax-free” reorganization pursuant to the provision of Section 368 of the Internal Revenue Code of 1986, as amended.

Corporate Structure

The following chart reflects our organizational structure as of the date of this Form 10 registration statement.

Our Products

We produce a wide range of spandex fibers including standardized spandex for general applications and customized spandex specifically tailored to the needs of individual customers.

The classification of spandex is initially determined by its fineness measured in denier. Denier is a unit of measure for the linear mass density of fibers. It is defined as the mass in grams per 9,000 meters. We produce spandex fibers in a wide range of deniers ranging from 10D to 1,120D covering almost the whole range of deniers demanded by the industry, and are able to produce a wide variety of spandex fibers for almost all spandex applications, including weft knitting, warp knitting, machine weaving and packing. Although theoretically it is possible to produce spandex fibers in deniers ranging above 1,120D, we believe that such spandex fibers lack commercial application.

Most of the spandex produced in China falls into the medium denier category because the production of fine and heavy denier spandex requires specific technology and advanced production facilities. Medium deniers are high in demand in the production of garment and apparel articles such as socks, underwear and leggings. However, in various production areas, fine or heavy denier spandex is more preferable than medium denier spandex. Fine deniers are widely used to produce light weight or high quality fabrics such as lace. Heavy deniers are widely used in the production of articles such as disposable diapers, belts and medical bandages.

In addition to denier value, a number of other properties are also relevant to determining spandex quality. The following table provides a brief overview of some of the properties of the spandex that we produce:

Property	20D	40D	70D	140D
Titre Deviation (D)	±1	±2	±3	±4
Breaking Strength (G)	>15	>25	>46	>93
Breaking Elongation (%)	475±75	500±75	500±75	500±75
300% Elongation Load (G)	>4	>6	>12	>22
300% Resilience Elasticity (%)	>96	>96	>95	>95
Degree of Shrinkage in Boiling Water (%)	<18	<18	<13	<13

Titre deviation reflects the tolerance range around nominal denier value. Usually a standard deviation of +/1D is acceptable for fine deniers, with the range gradually increasing as higher deniers are reached.

Breaking strength determines the maximum load a material can withstand before it breaks. Fiber with high breaking strength has a broad range of applications and requires very limited processing.

Breaking elongation measures the ductility of a material and is defined as the ratio of the material’s length at the “strain at fracture” point to the material’s length in a non-load condition. The elongation rate provides an important indication of the stretch that textiles can withstand during processing.

Elongation load is the average load required to achieve a specific elongation. For example, 300% elongation load refers to the load required to achieve an elongation of 300%.

Resilience elasticity is defined as the ratio of regained energy to applied energy. This ratio of energy corresponds with the quotient of the height of the resilience and the height of the drop of the pendulum. It is used as a parameter indicating the ability of spandex to retain its original shape under tension.

The degree of shrinkage in boiling water refers to the decrease in length of spandex when it is placed in boiling water without restraints for a certain period of time. The shrinkage rate is calculated as the percentage change in the original length. The boiling water shrinkage rate is of importance for fibers in textiles that are exposed to high temperatures during the production process or during cleaning.

In addition to producing standardized spandex fibers as mentioned above, we also customize our products to meet individual customer’s specific needs by adjusting the mix of raw materials and/or the production process. For example, by adjusting the properties of fibers of each denier category, which includes volume, stretch ability, elastic recovery, optical appearance and character, we can change the quality and appearance of such spandex fibers. Usually our customized products fall into one of the following categories:

•
superfine denier spandex with highly specific deniers, such as 10D or 15D, with outstanding elongation rates, consistent elasticity and good resilience that may be required for high end fashion under wear;

•
spandex with special properties in terms of breaking strength, elasticity and temperature resistance custom tailored to provide specific properties for knit and woven fabrics or fabrics for use in specialty textiles or applications; and high quality spandex with outstanding stability and uniformity that may be required for certain end products, such as high quality swimsuits or automobile interiors.

In recent years, we have begun to expand our product mix from the range of 40D to 70D, the standard range, to a much broader range for manufacturing products that are more specialized. The table below shows the change in the range of our product mix in terms of deniers in the past three (3) years:

Denier	2005	2006	2007	Six Months ended 30 June 2008

Applicable Product Range	20D-210D	20D-420D	20D-1120D	10D-1120D

	% of tonnes of spandex sold (approximate)
Fine	5%	14%	15%	36%
Medium	93%	80%	69%	53%
Heavy	2%	6%	16%	12%

We expanded our product portfolio over the period by extending the upper end of the range of products offered from 210D in 2005 to 420D in 2006, and to 1120D in 2007, and by extending the lower end of the range from 20D to 10D in 2008, as set forth in the table above. The ratio of tons sold in the medium denier range to total spandex production declined steadily from 93 % in 2005 to 69 % in 2007, and to 53% in the first half year of 2008. However, in the future, we intend to generate an important part of its revenues from the sale of such standard products in the medium denier range, as they can be readily sold to customers and can also be made to stock. Our flexible production enable us to achieve high effective operation rates and to react quickly to short-term changes in demand and supply conditions. During the course of expanding our product portfolio, the proportion of custom and fine denier spandex in our total production output has increased in the past years. The ratio of tonnes sold for fine deniers below 40D increased continuously from 5 % in 2005 to 36 % in the first six month of 2008.

Since we have experienced a strong industry demand for fine and superfine spandex fibers, we intend to continue shifting our production focus to the faster growing segment of fine denier spandex. We believe that our broad product portfolio including fine and heavy denier spandex and customized spandex provide us with opportunities for higher pricing, and better customer satisfaction and maintenance.

Because there is an inherent cost when we adjust our production process to produce special properties, we have a minimum order size of 10 tonnes for customized spandex, compared to a minimum order size of only 500 kg for standardized spandex.

In 2008, we increased our annual spandex production capacity from 8,500 tons as of December 31, 2007 to 18,500 tons as of June 30, 2008.  We have produced fibers with special properties, such as stretch and knitting characteristics, high temperature resistance and suitability for special dyeing methods. The majority of our products are distributed in Guangdong, Jiangsu, Zhejiang and Fujiang, four (4) Chinese provinces that are also the center of China’s textile industry. Exports account for a small portion of our sales.

We use the “solution dry spinning process” in our spandex fiber production. Adopted by approximately 90% of the world’s spandex producers, the solution dry spinning process is currently the most commonly used method among spandex producers. We have continued optimizing the solution dry spinning process to improve our efficiency and productivity to obtain high levels of reliability and continuous operation.

Our Industry and Market Trends

Spandex is a highly elastic special synthetic fiber and widely used in knitted and woven products to significantly improve their comfort level and elasticity. Spandex is a fiber comprised of at least 85 % urethane linkages made from polyether or polyester polyols and diisocyanates. The remaining 15% or less of the fiber includes a variety of other chemicals such as ultraviolet absorbers, antioxidants, antifume agents and delustrants. Spandex is the generic name that is used in America and Asia, while elastane is used in Europe and ESPA in Japan. In general, the chemical properties of spandex fiber are superior to those of latex thread, its primary competitor. Spandex is more resistant to oxidation, light, solvents, body oils and perspiration.

Spandex was initially developed by Bayer, a German company, in the 1930s. DuPont commenced its production of spandex in 1959 under the brand name of Lycra® (now produced by INVISTA). Until the 1990s, the development of the spandex industry was stagnant due to its high startup investment and production costs. Since the 1990s, new applications of spandex have been discovered. The superior physical and chemical properties of spandex created new markets excluding extruded latex and cut rubber threads. Because spandex is stronger and can be heat set in fabric finishing, it can be used to create sheer, lightweight fabrics that are highly elastomeric with excellent durability and restraining power. Light weight girdles and women’s sheer support hose, which cannot be produced with rubber thread, are produced with finer deniers of spandex. The fact that spandex can be easily dyed is important in making light weight knitted swimwear.

In addition to the expansion of spandex applications, the production costs for spandex decreased as the result of new technologies and improvements in manufacturing processes. A reduced spandex production cost combined with a general trend towards better fitting textiles drove a rapid and sustainable growth of the spandex industry.

Today, the majority of spandex is used along with other natural fibers such as cotton, wool, silk, and synthetic fibers such as polyester or nylon. The combination between spandex and other fibers are used in most types of clothing such as swimwear and sportswear as well as in jeans, suits and supporting clothing such as belts and women’s lingerie. The mixing ratio of spandex is dependent on the end product, and can ranges from 2% - 5 % in general apparel and up to 30 % in lingerie, athletic wear and swimwear. More extensive applications include surgical stockings and medical bandages for the healthcare sector and small and light conveyor belts for industrial purposes. Once largely used in lingerie and hosiery, spandex has now become a universal component enhance comfort and fit in men’s and women’s apparel, home furnishings, and more. There are several developments in progress to further improve the quality of spandex and expand its application, which includes increasing moisture absorption and desorption, and improving stretch, recoverability, dyeability, chlorine resistance, and antimicrobial property.

In China’s domestic market, the rising demand for spandex is closely associated with the rapid development of China’s textile industry. Our management team believes that such development is characterized by three market trends:

•	The continuous shift of the world textile production center to China results in a further growth of Chinese textile exports;
•	The rising income level of Chinese residents results in a growing Chinese domestic demand for textiles; and
•	The sustainable growth of China’s textile industry is supported by a strongly developed textile industry system.

With respect to the global market, the annual global production of spandex began its rapid development in the 1990s as a result of the recent discovery of the new applications and low product costs of spandex. The global annual production of spandex was approximately 113,700 tons in 1998, and increased to approximately 225,300 tons in 2003 and to approximately 342,000 tons in 2007. In the meantime, there has been consistent demand for Chinese textile. In 1990, China’s textile, in the amount of 104 Billion Dollars, accounted for 6.9 % of the global textile, which increased to 10.2 % of global textile exports in the amount of 159 Billion Dollars in 2001. Since 2000, China’s average yearly growth rate in textile exports reached 20%. China’s textile exports increased to 48.7 Billion Dollars, accounting for 22.3 % of the global textile exports. The continuous global demand for China’s textile products provides an expansive global market for your products.

Our Production Process

We operate production facilities in the city of Hangzhou, located within Zhejiang Province of the People’s Republic of China. Since the start of our operations in 2004, we have been committed to increasing our annual spandex production capacity that reached 18,500 tons as of June 30, 2008.

In our spandex production, we apply the “solution dry spinning” process, the most commonly used production method for spandex. We have continued modifying our “solution dry spinning” process to improve our efficiency and productivity in order to obtain a high level of reliability and continuous operations.

Our production system allows high flexibility and complete process control, including control of chemical proportions, concentrations, temperatures and times, and ensuring reliable delivery of desired results. We believe that its production process allows fast, flexible and cost-effective manufacturing of a wide range of spandex fibers produced according to standard industry specifications and custom spandex fibers tailored to the specific customer specifications.

The simplified production flow chart below provides an overview of our complete production process:

•
Stage 1. Preparation of raw materials and prepolymerization process: The production of spandex requires polymerization process polytetramethylene ether glycol (PTMEG) and methylene diphenyl isocyanate (MDI) which is delivered to us in liquid form by third-party suppliers. These chemicals are stored in large tanks on our site and are conveyed by pumping systems to the prepolymerisation process, where PTMEG and MDI are mixed in a fixed ratio, and react to generate prelolymer.

•
Stage 2. Polymerisation Reaction: The prepolymer is further polymerised by dissolving it in a solvent and then reacts with a diamine to form a long-chain urethane urealinked polymer. The prepolymer is dissolved in N,Ndimethylacetamide (DMAc) and polymerised with diamines such as ethylenediamine, metaphenylenediamine and/or hydrazine. Urethane groups and OH groups react to generate linetype polyurethane block multipolymers with a relative molecular weight of between 20,000 and 50,000, which establishes the basic properties of spandex fiber. Before the spinning solution is transformed into fibers, the polymers are diluted by solvents and converted to a semi-liquid state.

•
Stage 3. Subsequent Treatment of the Solution: After a storage period, the solution is filtered and defoamed to obtain quality, purity and clarity. The resulting wastewater will be partially recycled, and the resulting gas extracted through a vacuum distillation system to reduce emissions and production costs.

•
Stage 4: Spinning Process: In the process of dry spinning, a metering pump forces the heated polymer solution flow through a metal plate with small holes, called a spinneret. The spinning fluid is squeezed to pass through pores in the spinning plate to form strands of liquid polymers. The strands are heated to volatize the remaining solvents and solidify the strand fibers. However, prior to being solidified, the spandex fibers are wrapped by a twister, oiled and then curled into rolls as specified. The spinning process leaves behind the solvent DMAc that will be partially recycled and all wastewater will be decontaminated.

Our production site covers more than 100,000 square meters and is equipped with modern machinery. We acquired the equipment from selected suppliers in Germany, Belgium, Japan and the United States, and then tailor our production equipment to the specific requirements of each individual production process with our technological expertise.

We work consistently to improve our product quality and productivity. We believe that our optimized production process is on a high technological level in terms of spinning speed. The spinning speed of our production ranges from 650 to 900 meters per minute, varying according to the characteristics of the spandex fiber, we have continuously lowered our raw materials consumption rates by improving our production process. In addition, we have increased our operation effective rate from 62.6 % in 2005 to 97.6 % in 2007. The low operation effectiveness rate of 62.6 % in 2005 was largely due to an electrical failure. The operation effective rate of 87.2 % in 2006 was achieved by a technological upgrade of our production process. The operation effective rate of 97.6 % achieved in 2007 was mainly the result of a surge in the overall demand for spandex. We achieved an average operation effective rate of 93.6 % in first six months of 2008.

We have established different quality control requirements to monitor each stage of the production process in order to ensure high product quality throughout the entire production process. Quality control begins with an evaluation of raw materials by testing the raw materials with a variety of chemical and physical characteristics. For example, we test the pH, specific gravity and viscosity of diisocyanate, appearance, color and odor. We also perform postproduction quality control on spandex fibers by testing, for example, their elasticity, resilience and absorbency. We have received ISO 9001:2000 certification on our fully developed quality control system and our procurement and production process management systems.

Our Production Capacity Expansion

We increased our annual spandex production capacity from 3,500 tons in June 2004 to 18,500 tons as of 30 June 2008, and we intend to further increase our annual spandex production capacity to 48,500 tons by the second half of 2011. We are in the process of implementing an expansion plan consisting of seven phases. The first phase started in November 2003 and was completed in June 2004, which resulted in an annual spandex production capacity of 3,500 tons. The phase 2 with a goal of increasing annual spandex production capacity of 3,500 tons and realizing a technological upgrade of phase 1 and phase 2 resulted in an increase of the total annual spandex production capacity of 8,500 tons as of June 2006. The consummation of Phases 3 and 4 of the expansion plan in January 2008 and June 2008, respectively, accelerated the growth in our production capacity and more than doubled our annual spandex production capacity to 18,500 tons. The table below provides an overview on the four phases of our expansion plan:

Phase	Capacity	Total capacity	Start of	Start of
	Increase (t/p.a)	(t/p.a.)(*)	construction	Production
Phase 1	3,500	3,500	November 2003	June 2004
Phase 2	3,500	7,000	August 2004	June 2005
Phase 1 + 2 (technical update)	1,500	8,500	September 2005	June 2006
Phase 3	4,000	12,500	January 2007	January 2008
Phase 4	6,000	18,500	January 2008	June 2008

(*) Our total annual production capacity calculation is based on 8,000 hours of full load operation per year.

We have been committed to a strategy of continuous growth in order to obtain further market share and benefit from an ongoing increase in demand for spandex. We plan to make investments in further expanding our production capacity. We expect to start Phase 5 in late 2009 with a goal of increasing our annual spandex production capacity by an additional 10,000 tons. Phases 5, 6 and 7 are scheduled to be completed by the second half of 2010, the first half of 2011 and the second half of 2011, respectively, and are expected to increase our annual spandex production capacity in three equal steps and reach the production capacity of 48,500 tons upon the completion of the steps. We accord great importance to cost efficiency and productivity of our manufacturing process and aim to improve our production processes consistently. After the completion of increasing our production capacity, we will ensure the integration of new machinery into existing processes. In the meantime, we are also committed to reducing the investment costs associated with our expansion schedule. The investment costs of Phase 1 were 177.8 Million RMB or 50,800 RMB per ton of production capacity and were decreased to 167.0 million RMB or 47,700 RMB per ton for Phase 2. The investment costs for Phases 3 and 4 were further reduced to 30,000 RMB per ton of production capacity.

However, based upon conservative calculation of the investment costs, we have preliminarily projected investment costs to be in a range of 48,000 RMB and 60,000 RMB per ton for Phases 5, 6 and 7. During these phases, we plan to install more technologically advanced equipment and to increase research and development expenditures associated with the extension of our production capacity.

Raw Materials and Supply

Raw Materials

The production of spandex requires more than fifteen (15) different raw materials. PTMEG and MDI are the main components of spandex as synthetic polymer and are used at a fixed ratio of approximately 4 to 1. Other raw materials include solvents, such as DMAc, additives and oil solutions.

We accord great importance to continuous reduction to the use of raw materials. Due to our commitment to environmental protection, we structure our production with an especially high level of recycling, which in turn results in reduction to the use of solvents. The table below shows our total consumption of PTMEG and MDI as well other raw materials.

	Total consumption of raw materials	Total tonnes of spandex sold	DMAc consumption per tonne of spandex sold	PTMEG consumption per tonne of spandex sold	MDI consumption per tonne of spandex sold	Total consumption of raw materials per tonne of spandex sold
	(in tonnes)	(in tonnes)	(in kilograms)	(in kilograms)	(in kilograms)	(in kilograms)

2005	4,550	3,400	102	779	191	1,338
2006	8,150	7,178	69	759	181	1,135
2007	9,280	8,376	60	746	178	1,108

PTMEG is the single most important raw material for spandex production. Approximately 95 % of the PTMEG produced in China is used in the spandex industry. The market price of PTMEG is determined by the price of its raw materials, and the demand by spandex producers as well. The price of PTMEG was $2,860 per ton as of January 1, 2005, $2,650 per ton as of January 1, 2006, $3,020 as of January 1, 2007, $3,400 per ton as of January 1, 2008, and $3,450 per ton as of June 30, 2008.

The major function of MDI is to produce rigid polyurethane. Rigid polyurethane foams are good thermal insulators, and are primarily used in building construction and to produce nearly all freezers and refrigerators. The market price of MDI is influenced by the price of crude oil from which some of the precursors, the raw material of MDI, are obtained, and the demand from the construction and electrical equipment industries, which consume the majority of the total annual output of MDI. The market price of MDI was $2,910 per ton as of January 1, 2005, $2,450 as of January 1, 2006, $2,230 as of January 1, 2007, $2,850 as of January 1, 2008, and $2,730 as of June 30, 2008.

MDI and PTMEG supply has become increasingly stable in China. China’s annual PTMEG production capacity increased from 0 ton in 2003 to 135,000 tons in 2006, and it is projected that the PTMEG production capacity in China will reach 185,000 tons by 2011. China’s MDI production capacity increased from 80,000 tons to 360,000 tons in 2006 and it is projected that it will further increase to 990,000 tons in 2011.

Supplier Base

Our supply system is based on an annual procurement program established by our procurement department that coordinates with major suppliers, and finally approved by our management team. We rely on a well-established network of well-known Chinese domestic and international suppliers such as Dairen Chemical Corp., DuPont, BASF and Bayer for supplying raw materials. Due to the general shortage of raw materials caused by increasing demand, particularly the demand for PTMEG, a stable supply network is vital to our business. We have built up a supply network consisting of more than 20 suppliers in order to minimize the risk of supply shortages that can cause disruption in our production process. We currently purchase PTMEG mainly from Dairen Chemical (Jiangsu) Co., Ltd., PRC and Taiwan Dairen Chemical Corp. In 2007, costs for sourcing PTMEG from these two suppliers accounted for 62.8 % of our total raw material costs. We mainly source MDI rom Yantai Wanhua Polyurethanes Co., Ltd., PRC and Bayer AG, German, and costs for sourcing MDI from these two suppliers accounted for 11.8 % of total raw material costs in 2007. We mainly source DMAc from DuPont, and the such cost accounted or 4.8 % of total raw material costs in 2007. We started sourcing raw materials from these five suppliers since the start of operations in 2004. Our ten largest suppliers provided approximately 91.1 % of our total raw material supply in 2007.

We believe that our long-term cooperation with the suppliers ensure a stable supply network. However, our procurement program generally consists of single orders rather than long-term supplier commitments. Other than two master agreements with Yantai Wanhua Polyurethanes Co., Ltd. and DuPont Trading (Shanghai), most of the supply contracts between the raw material suppliers and us are short-term agreements for the purchase of specific quantities of raw materials delivered directly to our production site. In order to achieve a stable supply chain, we aim to ensure that at least two suppliers are available for each type of raw materials. We are working on further globalizing and diversifying our supplier base to reduce the risk of any raw material supply shortage.

In addition to considering the price charged for raw material, the main criteria we used to select suppliers are product quality and supply capacity that can accommodate an abrupt increase in the size of our order. In addition to evaluating and selecting suppliers, our procurement department performs continuous quality assessments, price analysis, and process and risk control of raw material supply.

Aramid Fiber Market

Aramid fiber is a manufactured fiber in which the fiber forming substance is a long-chain synthetic polyamide in which at least 85% of the amide (-CO-NH-) linkages are attached directly between two aromatic rings. In general, aramid fibers are stronger than steel wire of equal gauge, have excellent thermal stability to 250-450°C, resist most chemicals and have good electrical resistance. Moreover, upon exposure to flame, aramid fibers develop a dark crust that acts as an insulator and dissipates heat. When this occurs, the char yield is high, shrinkage is low, and no flammable or poisonous volatiles are produced unless the fibers are heated beyond their degradation temperature.

There are two major types of aramid fibers—meta and para. Commercially available aramids include

♦	meta-Aramids: Nomex®, Teijinconex®, Newstar®, Chinfunex®
♦	para-Aramids: Kevlar®, Twaron®, Sulfron®, Technora®, Heracron®

In 2007, global consumption of p-aramid fibers and m-aramid fibers was 50.2 thousand metric tons and
22.8 thousand metric tons, respectively.

Aramid Fiber Production Plan

We plan to begin the construction of Phase 1 of aramid fiber production system with a capacity of 3,000 tonnes in early 2009 and complete it by the second half of 2009. Phase 2, an increase in annual aramid fiber production capacity of 3,000 tons, will be scheduled to start in early 2010 and completed in the second half of 2010, which will result in a total annual aramid fiber production capacity of 6,000 tons.

Sales and Distribution

In addition to our business headquarter in the Zhejiang province, we also operate two representative offices in the Jiangsu and Guangdong provinces. These three provinces are the centers of the China’s textile production and account for 85 % of Chinese spandex consumption in 2006. Our sales team is comprised of 22 skilled professionals who are familiar with the applications of spandex, our product capacity, our customer base, the market sector, and the competitive environment. Our sales activities focus primarily on the center of China’s textile industry which consist of the Guangdong, Zhejiang, Jiangsu, Shandong and Fujian provinces, with the Guangdong, Zhejiang and Jiangsu provinces as the focus. In addition, we already generate a small proportion of our sales from exports, accounting for approximately 8 % of our sales in 2007. At the same time, we also plan to expand our sales to foreign markets such as Turkey, Brazil, Vietnam, India, Columbia, United Kingdom and United States, and expect to generate a significantly higher proportion of international sales.

We sell spandex products either directly to customers or through distributors. The direct sale in the textile industry provides us with the opportunity to sell our products at a slightly higher margin and to establish long-term relationships with customers, while our sales through distributors offer a broader geographical reach, access to additional customer bases and greater flexibility for the distribution of spandex.

In past several years, we generated the majority of our revenues through direct sales to a diversified customer base in the textile industry. Intermediate users of our products, which include Hangzhou Zhebang Chemical Fiber Foreign Trade Co. Ltd and Jiaxing Lincheng Chemical Fiber Co., Ltd., cover spandex fibers with other materials and then either sell the fibers to another manufacturer or knit or weave them. Final producers produce finished goods such as underwear or hosiery from spandex fibers. These producers include Guangdong Piaona Textile Co., Ltd. and Foshan Changfeng Industrial Co. Ltd.

The remainder of sales is made via distributors. In the past four (4) years, we have successfully built a stable distribution network with strong local presence in China’s domestic market and an emerging international presence as well. Consequently, the amount of our revenues from sales through distributors increased steadily. In 2005, 2006 and 2007, we generated 6%, 26 % and 32 % of our revenues from sales through distributors. We believe that a strong distribution network is crucial to implementing our growth strategy. The use of distributors that have well-established relationships with leading manufacturers in the China’s textile industry allows us to expand our sales scale and market penetration. We have entered into master agreements with five distributors in the cities of Jinhua and Zhuji in Zhejiang and Guangdong provinces, respectively, the city of Zhangjiagang in Jiangsu province, the city of Yangzhou in Jiangsu province and the city of Qingdao in Shandong province, which provides us with exclusive distribution rights within each distribution territory. We use the following criteria to select our distributors: exclusive distribution within a certain territory, access to extensive customers, industry expertise and financial stability.

We do not depend on any individual customer, and have built up a diversified distributor and customer base. In 2007, we sold our products to 292 customers and distributors. The purchase of our ten (10) biggest customers accounted for approximately 51 % of our total revenues in 2007, and the purchase of our twenty (20) biggest customers accounted for approximately 67%. Our three (3) biggest customers in 2007 were Zhangjiagang Free Trade Zone Zhouhengxin International Trade Co., Ltd whose purchase accounted for 16.4 % of our total revenues, ZhongDa Dress & Knitting Co., Ltd. 9.2% of our total revenues, and Hangzhou ZheBang Chemical Fiber Foreign Trade Co., Ltd. 6.1 % of our total revenues.

As typical in the spandex industry, we generally do not enter into any long-term purchase agreement with our customers. We generally determine the price of orders on a case-by-case basis. We price our standard spandex products based upon the current market price for such spandex, and price customized spandex by taking into consideration the additional costs generated to meet the specification. Usually, the price of customized spandex is higher than the market price of standard spandex.

We have registered the trademark Onyca™ for our spandex products in order to strengthen our distribution network, and build our image as one of the technology and quality leaders in China’s spandex market. We will continue to promote Onyca™ to our distributors and customers, and use it as a tool to distinguish our products from those unbranded products.

Research and Development

We believe that research and development are crucial to our future success. Our research and development department is headed by Mr. Xing Bolong, our CEO and a qualified professional senior engineer, and Mr. Ding Jiansong, our Chief Operating Officer. Our research and development department is comprised of five (5) research teams responsible for the polymerization process, thread spinning, equipment, testing, analysis and applications respectively.

Our research and development has two major goals: continuous improvement of our production process and enhancement of our product quality and performance. Our research and development department improves our production process by reducing environmental impacts, improving recycling rates, maintaining workplace safety, building filtering systems, setting up proper filter replacement periods, and increasing machine spinning speed. Our research and development department improves our product quality by expanding the range of diners and other physical properties, and enhancing the overall product quality and performance. The following set forth some of the research and development projects that we have completed since the start of our operation in 2004:

•	Acceleration of production process spinning speed in 2007;
•	Reconstruction of waste water treatment system to significantly enhance waste water recycling rates in 2006;

•	Development of spandex for warp knitting to meet the requirements of high-end customers in 2006;
•	Expansion of product range to 1120D in 2006;
•	Technological upgrade of our production equipment in connection with our phase 1 and 2 expansion as provided under “Our Production Capacity Expansion” of this prospectus; and
•	Upgrade of chain extender from monoamine to amine to enhance spandex fiber elongation and stability between 2003 and 2005.

Currently our research and development department is committed to the improvement of spinning speed and production of finer denier spandex by developing spinning heads with 32 holes and other high-performance, multipurpose spandex fibers. In the process, we are motivated to achieving an intermediary goal of increased anti-chlorine and heat resistance.

We intend to continue increasing our research and development activities by expanding our internal research and development team and by entering into cooperation with external organizations, such as research institutes and universities, in order to access advanced industrial information and academic developments, and build alliances in project and product development. We have already established relationships with the Jiangsu Textile Research Institute and the Dalian Research Institute of Synthetic Fiber, and have started negotiations with Dong Hua University and the Nanjing University of Chemical Technology.

Competition

Overview
Our spandex market is fragmented and the production capacity of Chinese domestic spandex producers has increased rapidly in recent years. We started our operations in June 2004 with an annual spandex production capacity of 3,500 tons. China’s annual production capacity of spandex was 165,500 tons in 2004, and we had a market share of approximately 2%. As a result of the expansion of our spandex production capacity in 2008, we increased our market share from approximately 3% of the national production in the amount of 8,500 tons in 2007, to approximately 4 % of the national production in the amount of 12,500 tons as of January 2008, and to approximately 6 % of the national production capacity of 18,500 tons as of the date of this prospectus. As shown in the table below, the production capacity of major spandex producers in China accounted for roughly 80 % of the total capacity with the five (5) largest producers accounting for nearly 50%.

Annual Spandex Production Capacity of Major Producers in China as of January 2008

Company	Production Capacity (tonnes)	Market Share
Hyosung	44,700	16%
INVISTA	28,000	10%
Zhejiang Huafeng	23,000	8%
Yantai Spandex	20,000	7%
Sichuan Sofcra	20,000	7%
Zhejiang Hushai	14,000	5%
EBH Spandex Co., Ltd.	12,500	4%
Hangzhou Sunrise	12,000	4%
Taekwang	11,000	4%
Zhejiang Shei Yung Hsin	10,500	4%
Xinxiang Bailu	8,000	3%
Lianyunggang Duzhong	7,000	2%
Hangzhou Banglian	7,000	2%
Shaoxing Longshan	7,000	2%
Sub-Total	224,700	79.37%
Others	58,400	20.63%
Total	283,100	100%

Our management team believes that the International companies such as INVISTA and Hyosung have gathered long-term experiences in spandex production, and possess advanced production technology and established brand names, but some large Chinese producers such as Yantai, Huaf eng and us have built up considerable production capacities and become competitive in terms of product scale, quality and cost efficiency.

The recent years have witnessed a market consolidation. For example, Hyosung acquired the majority interest of Tongkook spandex (Zhuhai). Furthermore, some international spandex producers recently withdrew from the market. For example, Taekwang (Korea) shut down its production in 2005. Smaller Chinese suppliers lag behind and most of them can only produce standardized spandex used for traditional round knitting and sock making. The production of high-end and fine denier spandex products requires advanced technological capabilities. Currently, such high-quality customized spandex products can only be manufactured by a small number of Chinese producers who obtain a higher profit margin.

Our Competitors

We consider the following manufacturers to be our main competitors:

•
Hyosung Group (Korea). It divides its business into seven sectors: chemicals, construction, industrial materials, information and communications, power and industrial systems, textiles and trade. Hyosung sells spandex fibers under the brand names “Creora” and “Toplon” and operates three plants in China, one of them is located in Jiaxing and two are located in Zhuhai.

•
INVISTA. It was originally DuPont Textiles & Interiors (DTI), a wholly owned subsidiary of DuPont. It operates four major businesses: apparel, intermediates, performance surfaces and materials as well as polymer and resins. In its apparel business, INVISTA created consumer brands such as LYCRA® for spandex fabrics. INVISTA operates two plants in China which are located in Foshan and Shanghai.

•
Zhejiang Huafeng Spandex Co., Ltd. (China). It is the third largest Chinese spandex producer based on production capacity. Zhejiang Huafeng Spandex Co., Ltd is listing and trading on Shenzen Stock Exchange and sells its spandex fibers under the brand name “Qianxi”.

•
Yantai Spandex, Co. Ltd. (China). It produces spandex and aramid fibers. Yantai Spandex, Co. Ltd. is listing and trading on Shenzhen Stock Exchange. Its spandex fibers are sold under the brand name “New Star”.

•	Sichuan Sofcra Co., Ltd (China). It is also one of the largest spandex producers in China. Jiangsu Shuangliang Spandex Co., Ltd. sells its spandex fibers under the brand names “Uoli” and “Sofcra”.

Our Competitive Advantages

According to the assessment of our management team, we have the following competitive advantages:

• We have direct exposure to the growing spandex industry in China. China is currently the world’s largest producer of textiles and the largest consumer market for spandex. China’s share of global textile and clothing exports increased from 14.6 % in 2000 to 27.2 % in 2006. In addition to strong export growth, the domestic consumption of textiles in China has also increased rapidly. For example, the domestic PRC consumption of normal garments grew at a CAGR of 10 % and high-end garments at a CAGR of 23 % over the period of 2000 to 2006. During the course of the continuing shift of the global textile industry to China, the industry was also moving upstream to spinning, yarn production and weaving. The upstream segment of textile production, including spandex producers, therefore enjoyed rapid growth over the past 5 years. China’s spandex production increased from 54,500 tonnes in 2003 to 175,000 tonnes in 2007 at a CAGR of 33.9%. Over the same period, China’s share in global spandex production increased from 24.2 % to 51.2%. Ours production facilities are located in Zhejiang province, one of the main areas of spandex consumption, accounting 32 % of the total Chinese spandex consumption in 2006. We are therefore strategically located and can benefit from the future growth of spandex demand expected in the Chinese textile industry.

• We are a fast growing, leading player in the China’s spandex industry with a broad product portfolio. Our fast growing business and continuous improvements in the range and quality of our products have made us a leading and highly recognized player in the China’s spandex industry. After only four (4) years of operations, we have become one of the largest producers of spandex in China, with an estimated market share of approximately 6% as of June 30, 2008. EBH currently offers a comprehensive product portfolio. In addition to standard spandex of the industry, we also produce customized spandex specifically tailored to individual customer’s needs, such as spandex with superfine deniers, high strength spandex with outstanding stability, or spandex with other specific properties such as elasticity or temperature resistance. We believe that producing both standard and customized spandex provide us with the opportunity for to obtain higher pricing and better customer satisfaction and maintenance. Our broad product portfolio also provides us the flexibility to quickly react to future changes in market demand. In light of our fast growth in the past few years, we believe we are favorably position to achieve further growth in the future.

• We have successfully reduced our production cost via improving operational efficiency and technological advantages. We believe our technological advantage, and flexible and efficient production process place us in the leading position in terms of cost efficiency in China’s spandex market. In contrast to the industry average operation effective rate of approximately 77 % in 2007, we reached an operation effective rate of 93.6 % in the first half of 2008, 97.6 % in 2007, and 87.2 % in 2006. We have continuously improved our production process by accelerating our spandex spinning speed and lowering our production costs through more efficient resource allocation and higher level of recycling. As a result, our operations are characterized by especially low rates of raw material cost and energy consumption. For example, we managed to lower our consumption of PTMEG and MDI from approximately 779 kilos of PTMEG and 191 kilos of MDI per sold tonne of spandex in 2005 to approximately 746 kilos of PTMEG and 178 kilos of MDI per sold tonne of spandex in 2007. With respect to raw material supply, we believe that by relying on long-term cooperative relationships with well-known domestic and international suppliers such as Dairen Chemical Corp., DuPont, BASF and Bayer, Yantai Wanhua Polyutheranesm, we can maintain highly stable supply of raw materials and reduce supply costs.

• We are committed to the expansion of production capacity and product innovation. We have a proven track record of rapid expansion of our production capacity and business operations. Since the start of our operations in 2004, we have successfully completed four phases of our capacity expansion and increased our annual spandex production capacity to 18,500 tonnes as of June 30, 2008, which makes us one of the fastest growing players in the domestic market. The completion of Phase 5 of the expansion plan is expected to increase our annual spandex production capacity by an additional 10,000 tonnes by the second half of 2009. We plan to expand our annual spandex production capacity to 48,500 tonnes by the second half of 2011.In addition, we are also committed to adding new products to your product portfolio. In 2005, we produced spandex fiber in a denier ranging from 20D to 210D, and expanded our product offerings to a range of 20D and 420D in 2006, and to a range of 20D to 1120D in 2007. In 2008, we also produced superfine denier spandex of 10D and 15D. We believe that our comprehensive product portfolio is a key to our ability to obtain new customers. For example, seven (7) of our top ten customers in 2006 were retained in 2007. Moreover, we are planning to build an aramid fiber production system with a production capacity of 3,000 tonnes in 2009 and increase our aramid fiber production capacity to 6,000 tonnes in 2010. With the introduction of new products, we will obtain new customers.

• We have achieved sustainable growth in sales, net income and cash flows.  Our sales increased from $16,000,000 in 2005, to $40,700,000 in 2006 and to $74,600,000 in 2007, representing a growth at a CAGR of 116.3%. Our sales increased from $55,400,000 in first three quarters of 2007 by 26.7% to $70,200,000 in first three quarters of 2008. Our profitability has increased continuously in past years with net profit increasing from a net loss of $5,300,000 in 2005 to a net profit of $2,100,000 in 2006 and $26,100,000 in 2007, representing net margins of -33%, 5% and 35%, respectively. We had a net income of $16,300,000 and a net margin of 23 % in the three quarters of 2008. As a result of the significant increase in our business operations, and successful working capital and liquidity management, we have steadily improved our cash flow from $906,897 in 2005, to $4,761,341 in 2006, and to $17,634,107 in 2007.

• We have an experienced management team. We believe that our highly experienced management with knowledge of the China’s spandex market places us in a favorable position to grasp market opportunities. Our CEO, Mr. Bolong Xing, is qualified professional senior engineer and a well-known industry expert with extensive technological expertise. He has built up a valuable network in China’s spandex market, and hold a variety of representative positions of the China’s textile industry, including deputy chairman of the Fourth Council of China Textile Exploration & Design Association and Chairman of Jiangsu Province Textile Machinery Association. Mr. Ding Jiansong, our Chief Operating Officer, holds an Executive Master of Business Administration from China Europe International Business School and has over twenty years of experience in China’s textile industry. He has a good understanding of the changing dynamics of the Chinese market, and previously held several management positions in a variety of spandex manufacturing companies.

Our Growth Strategy

We are pursuing the following strategic goals:

♦
Increase spandex production capacity and construct aramid fiber production capacity. We plan to accelerate our growth in capacity and aim to become one of the top three (3) spandex producers in China in terms of our production capacity. We are following an expansion plan that is divided into seven (7) phases. Four (4) of these phases have already been completed, resulting in an annual spandex capacity of 18,500 tons as at June 30, 2008. The completion of the remaining phases is expected to increase our annual spandex production capacity from 18,500 tons as of June 30, 2008 to 48,500 tons by the second half of 2011. Moreover, we are planning to construct an aramid fiber production system with a capacity of 3,000 tonnes in 2009 and to increase our aramid fiber production capacity to 6,000 tonnes in 2010. We expect that completion of the aramid fiber plan will place us among the leading Chinese aramid fiber producers in terms of production capacity.

♦
Maintain cost efficiency and operational excellence. We plan to further increase our operating efficiency by implementing optimization and cost reductions in our production process. Many new technology has been utilized in the past to improve the efficiency of the production process by accelerating spinning speed and increasing recycling rates. We view the future expansion of our production capacity as an opportunity to implement such improvements by equipping our new production facilities with new machinery that are tailored to implement such improvements. We, therefore, expect to reduce our production costs during the course of the capacity expansion.

♦
Strengthen research and development capabilities. We accord great importance to research and development and plan to further consolidate our technological position by expanding our internal research and development department and seeking strategic partnerships with external organizations such as Chinese universities and research institutes. Our major goal in research and development will be to broaden the range of products offered. In particular, we attempt to develop spandex with exceptional heat resistance or chlorine resistant spandex fibers that, for example, may be used for the outer membrane of swimming pools and further expand its custom spandex production capabilities. Furthermore, we will take measure to diversify our business model by expanding production to different types of specialty fibers, such as aramid fibers and carbon. We believe that such diversification and development of our products will strongly support this strategy.

♦	Expand our global market and supply network. We plan to globalize our sales activities for spandex distribution and sourcing base for raw materials to keep pace with the projected expansion of our

♦
production capacity. We began exported our products in 2006. We have obtained initial experience with the distribution of our products to international markets such as Turkey, Vietnam and Brazil, and aim to expand our sales and distribution network globally. We intend to focus on pursuing these international opportunities by expanding the range of exporting countries and customers. In addition to the international sales through distributors, we has begun targeting the sales to international customers directly. We also aim to broaden and globalize our supplier network in order to diversify our supplier base and reduce the risk of shortages, particularly with regard to the supply of PTMEG.

♦
Seek opportunities for bolt on acquisitions. We will continuously monitor the market to identify potential acquisition targets. We believe that the spandex market will become increasingly mature and that the manufacturers will be consolidated. We will search for potential acquisition target that will supplement our existing product portfolio. Acquisitions of synthetic fiber producers, particularly aramid and carbon fiber producers will also improve our product diversification.

Intellectual Property

Trademarks

The PRC Trademark Law was promulgated in 1982, followed by the PRC Trademark Implementing Regulations in 1988 and was last amended on October 27, 2001. The PRC is a signatory to the Madrid Convention. These agreements provide a mechanism whereby an international registration has the same effect as an application for registration of the mark made in each of the countries designated by the applicant. The State Trademark Office is responsible for the registration and administration of trademarks throughout the country. The PRC has adopted a “first to file” principle (as supplemented by “first to file” doctrine) with respect to the recognition and registration of the exclusive use right of the trademarks.

The Chinese law provides for several acts constituting infringement of the exclusive right to use a registered trademark such as use of a trademark that is identical with or similar to a registered trademark, sale of commodities infringing upon the exclusive right to use the trademark and counterfeiting of a registered trademark.

In China, a trademark owner who believes its trademark is being infringed can resort to the State Administration for Industry and Commerce (the “SAIC”) or its local counterpart or the customs in certain cases which may, at its discretion, launch an investigation and take certain measures to protect the interest of the trademark owner. The trademark owner may furthermore institute civil proceedings directly with the court. Civil redress for trademark infringement includes injunction, indemnification and compensation.

We have registered the following trademarks in China:

♦	in classes 22, 23, 24 and 25,
♦	“Onyca” in classes 22, 23 and 24 and
♦	“EBH” in classes 22, 23, 24 and 25.

Class 22 covers ropes, string, nets, tents, awnings, tarpaulins, sails, sacks and bags, class 23 covers padding and stuffing materials (except rubber and plastics) and raw fibrous textile materials, class 24 covers textiles and textile goods not included in other classes and bed and table covers and class 25 covers clothing, footwear and headgear.

EBH has also applied to the Chinese State Trademark Office for registration of the following trademarks:

♦	“ ” in classes 22, 23, 24 and 25 and
♦	“Onyca” in class 25.

Environmental and Workplace Safety

We recognize the environmental concerns related to the production of synthetic fiber, and are committed to operating environmentally sound facilities. We use modern technology to control our waste output, continuously upgrade our systems to recycle wastewater and emissions such as DMAc, and have developed an oil-efficient spinning process. We have received ISO 14001:2004 certification for our production process. The ISO 14001:2004 standard provides international standards for environmental management systems, including requirements for establishing an environmental policy and determining the environmental aspects and impacts of products. We have implemented a variety of measures to monitor, manage and improve our environmental management system and fully comply with the PRC integrated wastewater discharge standard (no.1) which provides for the following threshold requirements: PH: 69, CODcr (mg/l): ≤100, SS (mg/l): ≤ 70 and NH3N (mg/l): 15. Furthermore, we are committed to continuous improvements in environmental conservation and reductions in the environmental impact of its production of spandex.

We are also committed to providing a safe and healthy working environment for our employees and have received GB/T 28001:2001 certification for our occupational health and safety management system. GB/T 28001:2001 is a voluntary national PRC standard for occupational health and safety management systems issued by the Standardization Administration of the PRC. In addition to the various measures that we implemented to ensure workplace safety on our production site, we also provide regular health inspection for our employees.

Government Regulations

Regulatory Requirements Pertaining to the Expansion of Production Capacity

Pursuant to the Tentative Measures for the Administration of the Verification of Foreign Invested Projects (the “Verification Measures”) issued by the State Development and Reform Commission (the “SDRC”) on October 9, 2004, foreign investment projects for the expansion of production capacity are subject to an assessment and verification by the SDRC or, as the case may be, its local counterparts. If the expansion of production capacity results in the increase of registered capital and the so called “total amount of investment” by the applicant, such capital increase is subject to the additional approval by the competent authority, i. e. MOFCOM or its local counterpart and to the registration with the competent Administration of Industry and Commerce under the Implementing Rules of PRC Foreign Invested Enterprise Law. For certain development zones the approvals of SDRC and, as the case may be, MOFCOM may be replaced by an approval of the administrative committees of such development zone at a county/city level or above.

The expansion of production capacity also requires approval by the Ministry of Environmental Protection (the “MEP”) or its local counterpart under the Regulations on Administration of Environmental Protection of

Construction Projects. Based upon an environmental impact study, MEP or its local counterpart shall assess the environmental impacts project and, based on the results of this assessment, decide on its approval. The parts of the facility that serve the purpose of environmental protection shall be designed, established and commissioned simultaneously with the remaining part of the expansion project. The production can only commence upon final inspection of the environmental protection facilities by MEP or its local counterpart on.

In case the expansion of production capacity requiring the acquisition of additional land and the construction of new plants, such acquisition and construction has to be approved by the Chinese land authorities, planning authorities, construction authorities and real estate authorities.

Regulatory Requirements Pertaining to the Discharge of Waste

Pursuant to the PRC Environmental Protection Law (the “Environmental Protection Law”) issued by the Standing Committee of the National People’s Congress on December 26, 1989, enterprises which discharge waste have to register at the competent environmental protection authorities, for example, the MEP or its local counterparts. To implement the registration requirements under the Environmental Protection Law, a series of regulations, such as the Law on Prevention and Control of Atmospheric Pollution, the Implementing Rules of the Law on Prevention and Control of Water Pollution, and the Law on Prevention and Control of Environmental Pollution by Solid Wastes have been promulgated and have introduced requirements for the application for a waste discharge permit.

In dealing with the treatment of air pollutants and waste effluents created during our production process, we have to comply with the Environmental Protection Law of the PRC, the regulations of the State Council issued there under, the Law of the PRC on the Prevention and Treatment of Water Pollution, the Law of the PRC on the Prevention and Treatment of Air Pollution and the environmental rules promulgated by the local government of the Zhejiang Province where our production facilities are located. The MEP implements unified supervision and management of national environmental protection. The environmental protection bureaus at or above the county level are responsible for the environmental administration within their respective jurisdictions. According to the national environmental laws, the MEP sets national standards for pollutants emission and local environmental protection bureaus may set stricter local standards. Enterprises are required to comply with the stricter of the two standards.

Enterprises that cause pollution and other public hazards shall adopt environmental protection measures and establish an environmental protection system. Such enterprises shall also take effective measures to prevent and control the pollution caused to the environment by waste gas, wastewater, waste residues, dust, malodorous gases, radioactive substances, noise, vibration and radiation generated in the course of production, construction or other activities. Enterprises discharging pollutants shall apply for registration in accordance with the requirements stipulated by the administration department of environmental protection of the State Council. Enterprises discharging pollutants in excess of the national or local standards will be fined for violations pursuant to state provisions.

The PRC government may impose administrative penalties of different types and degrees on the violator, enterprises or individuals, based upon the extent of violation of the environmental laws. Such penalties include warnings, fines, orders to make rectification within a specific period, orders to suspend production, orders to reinstall, etc.

Laws and Regulations Relating to Social Welfare

China has established a social security system providing people with social security services. China’s social security system includes social insurance, social welfare, special care and placement system, social relief and housing services. As the core of the social security system, social insurance is composed of five (5) parts: pension contribution, unemployment insurance, medical insurance, work related injury insurance and maternity insurance. Different regions in China may have different specific requirements in terms of the five parts. All the social security contributions shall be borne together by the employer and employee. Pursuant to this requirement, the employer is not only obligated to contribute to its own portion, but also to withhold the portion attributive to the employee from such employee’s salary. In addition, the employer is also required to contribute Housing Funds for its employees.

In recent years, China has improved the legal system of social security by successively promulgating the Labor Law, Interim Regulations on the Collection and Payment of Social Insurance Premiums, Regulations on Work Injury Insurance, Regulations on Unemployment insurance, Regulations on Basic Pension Contribution, Measures for Maternity Insurance of the Staff and Workers in Enterprises, Regulations on Housing Funds, Labor Contract Law and many other regulations.

Any employer who fails to pay its social insurance contributions or withhold payment of the employee’s portion may be ordered by the PRC Labor and / or tax authority to make such payments within a designated period and may be liable for penalties.

FIE Regulations

In China, the establishment of a foreign invested enterprise is subject to approval by the Ministry of Commerce (“MOFCOM”) or its local counterpart depending on its total amount of investment. In certain industries, the approval of the ministry in charge of that industry is required as a precondition for applying for the approval of the MOFCOM or its local counterpart. Once incorporated, any material corporate changes in the foreign invested enterprise, such as capital increase or reduction, change of business scope, share transfer, or other, are also subject to approval by the MOFCOM or its local counterpart. In addition, as is the case with certain major companies registered in the PRC, the establishment of a foreign invested enterprise as well as all corporate changes must be registered with the competent registration authority, for example, the SAIC or its local counterpart, in order to be valid.

Regulation of Foreign Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules: the Foreign Currency Administration Rules, as amended (the “Exchange Rules”), and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (the “Administration Rules”).

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans (including guarantees), investment for securities and repatriation of investment, however, is still subject to the approval of the State Administration of Foreign Exchange (“SAFE”).

Under the Administration Rules, foreign invested enterprises in China, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account transactions, obtaining approval from the SAFE. Capital investments outside of China by foreign invested enterprises in China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities.

Regulation of foreign exchange in certain onshore and offshore transactions

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice No. 75” which became effective as of November 1, 2005. On May 29, 2007, the SAFE issued the Implementation Rules Concerning the Notice on Issues Relating to the Administration of Foreign Exchange in fund raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice No. 106”, which prescribes the detailed directives on the registration of a special purpose vehicle (“SPV”).

Pursuant to Notice No.75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident or passport holder who is an ultimate controller, whether an individual or a legal entity, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either the injection of equity interests or assets of an onshore enterprise to the offshore company, or the completion of any overseas fundraising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (a) an increase or decrease in its capital, (b) a transfer or swap of shares, (c) a merger or division, (d) a longterm equity or debt investment or (e) the Provision of a guarantee to third parties.

Under Notice No. 75, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Overseas Listing

On August 8, 2006, six (6) PRC regulatory agencies, including the Ministry of Commerce, (the “MOFCOM”) and the CSRC jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Provisions, which became effective on September 8, 2006. The New M&A Provisions, among other things, purport to require an offshore special purpose vehicle, or SPV, formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Provisions to overseas listings of offshore SPVs.

PRC Labor Contract Law

The PRC Labor Contract Law (the “Labor Contract Law”) came into effect on January 1, 2008 and partially replaced the PRC Labor Law which is in effect since 1995. The Labor Contract Law has certain impact on all existing and future employment relationships under PRC law.

The Labor Contract Law emphasizes the conclusion of employment contracts in written form by means of imposing more severe consequences for noncompliance. If the employer fails to conclude a written employment contract with an employee for one month to one year after the actual commencement of work, the employer must pay the employee double salary for the relevant months. If the employer fails to conclude a written employment contract with an employee for more than one year after the actual commencement of work, an unfixedterm of contract is deemed to have been concluded.

The Labor Contract Law also provides that an employer and an employee may include in their employment contract provisions on confidentiality concerning commercial secrets of the employer and confidential issues relating to intellectual property. Also a noncompetition obligation for up to two years after termination or expiration of the contract may be included in the employment contract or a confidentiality agreement, if the employee is senior management, senior technician or is subject to a confidentiality obligation and if the parties agree on a compensation. The employer shall pay economic compensation to the employee on a monthly basis during the noncompetition obligation period.

Furthermore, additional reasons for the termination of employment contracts are introduced by the PRC Labor Contract Law. For example, the employee may now terminate the employment if the employer fails to pay social insurance premiums for the employee, if the rules and regulations for the employee are in breach of laws and regulations, which damage the employee’s rights and interests, or if the contract was concluded due to a deception by the employer. In addition, the regulations on business related dismissal have been concretized and, for the first time, social criteria regarding the question as to which employees shall be dismissed are introduced by the PRC Labor Contract Law.

In case of termination by mutual agreement, compensation must be paid only if the agreement was proposed by the employer. In case of expiration of a fixed term employment contract, compensation must also be paid now under the PRC Labor Contract Law except for the case that the employee does not agree to renew the contract even when the employer proposes to keep or improve the conditions stipulated in the current contract. The amount of the compensation shall be one month’s salary per year of employment with a maximum “monthly salary” of three times the average monthly salary as determined by the competent local government and a maximum of twelve years of employment. Before the effectiveness of the PRC Labor Contract Law, there was no cap on the amount of “monthly salary” for the purpose of calculation of compensation.

The PRC Labor Contract Law also provides that if an employer terminates an employment contract in violation of laws and an employee demands to continue to perform such a contract, the employer shall continue to perform the employment contract. If the employee does not want to continue to perform the employment contract or the performance of the employment contract has become impossible, the employer shall pay the employee damages in the amount of twice the severance payment.

PRC Tax Laws

Enterprise Income Tax

The PRC Enterprise Income Tax Law (the “EIT Law”) was passed in March 2007 and entered into effect on January 1, 2008, introducing a uniform income tax rate of 25% for all enterprises, including foreign invested enterprises such as our indirect subsidiary, EBH Spandex. The EIT Law provides that the current tax exemptions, reductions and other preferential treatments currently applicable to foreign invested enterprises shall be revoked. However, there will be a transition period for enterprises currently receiving such preferential tax treatments. Unused tax holidays of FIEs approved before the publication of the EIT Law are grandfathered until expiration. If the tax holidays have not started due to losses, they shall be deemed to commence from the beginning of 2008, i. e. tax holidays can only be utilized until 2012.
The EIT Law has introduced the concept of tax resident enterprise (the “TRE”) defined as an enterprise which is established in the PRC under the PRC laws and regulations, or which has its de facto management body in the PRC. TREs will be subject to PRC EIT Law for their worldwide income, including income received from its subsidiaries. According to Article 4 of the Implementing Rules of the EIT Law (the “Implementing Rules”), “de facto management body” refers to the management body that exercises essential management and control over the enterprise. As a result, if a holding company located outside the PRC was actually managed by a management body in China, the overseas company would be regarded as a TRE and subject to EIT Law for its worldwide income. According to the interpretation of Article 4 of the Implementing Rules given by the Chinese State Administration of Taxation on its website, the location of the de facto management body shall be determined by a “substance over style” method. In particular, mere offshore board meetings shall not be sufficient for the de facto management body being located outside of China. Although there is the concept of TRE, currently there are no regulations regarding the procedures of the TRE status verification by the Chinese tax authorities.

Value Added Tax (“VAT”)

Enterprises and individuals shall pay VAT when they sell goods, provide taxable Services (repair, maintenance and processing) in the PRC or import goods into the PRC.

VAT taxpayers are divided into two types: general taxpayers and small-scale taxpayers. Accordingly, different tax rates and calculation of tax amounts will apply. The VAT payable by a general taxpayer equals the balance between the output VAT amount and the input VAT amount incurred. The VAT rate is normally 17% and a lower tax rate of 13% is applied to certain categories of goods.

A small scale VAT taxpayer is a manufacturer who has annual taxable sales of less than RMB 1,000,000 or a distributor or retailer who has annual taxable sales of less than RMB 1,800,000. Goods and Services of a small scale taxpayer are subject to lower VAT rate at 6 % or 4%. However, it cannot deduct the paid input VAT charged on imported or domestically purchased materials from the payable amount of output VAT.

With regard to goods they export, enterprises are usually entitled to an “exemption, credit and refund” of VAT (“ECR”); i.e., the export of goods is exempted from VAT, the input VAT can be used to be credited against output VAT and the negative balance, if any, will be refunded to the enterprise. The VAT refund rates depend on the products that are exported and are frequently changed by the PRC Government. The current VAT refund rate for spandex is 13%.

Investments

In 2005, we invested $8,400,000 in constructing factory buildings and production equipments for the expansion of our production capacity.

In 2006, we invested $4,200,000 in constructing factory buildings and production equipment for the expansion of our production capacity.

In 2007, we invested $21,500,000 in constructing factory buildings and production equipment for the expansion of our production capacity.

From January 1, 2008 through the date of this Form 10 Registration Statement, we have invested $21,300,000 in connection with the construction of factory buildings and production equipment for the expansion of our production capacity in China.

These constructions are currently in progress and are financed by bank loans, capital contributions by shareholders and cash flows.

The ongoing investments in the construction of factory buildings and production equipment for the expansion of our production capacity in China are a component of our expansion plan divided into seven phases. The table below shows a detailed breakdown of the investments allocated to each phase of our capacity expansion schedule:

				Investment cost
				per tonne of
	Start of	Capacity	Total invest-	production
Phase	construction	increase	ment costs	capacity
		(t/p.a.)(*)	(RMB millions)	(RMB)
Phase 1	November 2003	3,500	RMB 177.8	RMB 50,800
Phase 2	August 2004	3,500	RMB 167.0	RMB 47,700
Phase 1 + 2 (technical update)	September 2005	1,500	RMB 31.0	RMB 20,600
Phase 3	January 2007	4,000	RMB 120.0	RMB 30,000
Phase 4	january 2008	6,000	RMB 180.0	RMB 30,000

(*) EBH’s total annual production capacity is calculated based on 8,000 hours of full load operation per year.

With the completion of phases 5, 6 and 7 of our expansion plan, we anticipate an expansion of our annual spandex production capacity by an additional 30,000 to 48,500 tonnes in the second half of 2011. To complete these phases will require considerable additional investments that are initially projected to be in the range of 48,000 RMB and 60,000 RMB per tonne annually.

Insurance

We have purchased property insurance for our fixed assets, inventories and construction in progress with a coverage of 386,738.14 RMB for the period from January 1, 2008 to January 1, 2009. Other than the mandatory vehicle third party liability insurance, we do not maintain any other insurance.

RISK FACTORS

You should carefully consider the following risks, as well as the other information contained in this registration statement before investing in our securities. If any of the following risks actually occurs,

RISKS RELATED TO OUR BUSINESS

We may be unable to complete our Spandex Production capacity expansion and Aramid fiber production capacity as we planned or to realize the anticipated benefits of such a new investment.

We increased our annual spandex fiber production capacity from 8,500 tonnes in 2007 to 18,500 tonnes in 2008 and intend to increase our annual spandex production capacity to 48,500 tons by the second half of 2011. In addition, we also plan to build an aramid fiber production system with a production capacity of 3,000 tonnes in early 2009 and complete the building by the second half of 2009. We may be unable to carry out this plan in full or at all if for example, we are unable to secure financing on commercially acceptable terms. Restrictive financing provisions and unexpected over expense may hinder the consummation of the development plan, which will affect our profitability.

In addition, unexpected events, such as technical failures, strikes, natural disasters, supply shortages, regulatory rulings or other factors affecting us or our suppliers, can potentially prevent us from expanding our production capacity within the timeframe the budget successfully or at all.

Moreover, the building of the armid fiber production system requires more supply of raw materials, hiring of additional employees and issuance of licenses and authorization. There is no assurance that we will meet all of the requirements. Our inability to meet any of these requirements will prevent us from establishing armid fider production system as planned.

We might be unable to obtain necessary raw materials and public utilities at commercially acceptable prices and/or might be unable to pass any increases in such prices on to its customers.

In our spandex production, we use 17 different raw materials, of which PTMEG and MDI account for the vast majority of raw materials. In 2007, PTMEG and MDI accounted for approximately 48% and 9%, respectively, of our total costs of sales. Prices for PTMEG and MDI therefore have a significant effect on our total production costs. As approximately 95 % of the world output of PTMEG is used for spandex production, there is a correlation between the development of spandex production capacity and the prices of PTMEG. Expansion of spandex production capacity may therefore lead to an increase in PTMEG prices. The prices of raw materials vary with market conditions and can be volatile. The cost of electricity, accounting for approximately 8% of our total cost of sales in 2007, increased significantly in China in 2007 and 2008. As the prices of PTMEG, MDI and public utilities, including electricity costs, on the one hand and oil on the other hand are, each to a different extent, positively correlated, the recent increase in oil prices and a possible further increase in the future could lead to an increase in the prices of PTMG, MDI and costs for public utilities.

We may be unable to pass increases in our raw material prices or increased costs for public utilities on to our customers, which could lead to a decrease in our operating margins or even a loss. In addition, we may be unable to obtain necessary raw materials or electricity at commercially reasonable prices. Any interruptions in the supply of raw materials or public utilities that are necessary for our production process could cause us to reduce output or suspend production.

If we are unable to obtain necessary raw materials or public utilities at commercially reasonable prices or to fully pass price increases in raw materials or public utilities on to its customers, our prices could become uncompetitive or its output could decline, either of which could have a material adverse effect on our business, financial condition and results of operations.

We depend on some key customers and do not have long-term sales contracts with them. The loss of any of the key customers will affect our profitability.

We are dependent on key customers and do not have long-term purchase contracts with our customers. The loss of, or significant decline in business from, one or more of our key customers could materially reduce our revenues and profitability and our ability to sustain or grow our business.

We are dependent on key customers that account for a large proportion of our total sales. We rely on several key customers. Among those, the ten largest customers accounted for approximately 51% of sales for the year ended December 31, 2007. The loss of one or more of these important customers could have a material adverse effect on our ability to generate revenues. If we were to lose one of its key customers, we would probably not able to sufficient new customers within a reasonable period of time. We might even be unable to find any such additional sources of sales. In addition, our key customers may become insolvent or bankrupt or a decline in the market or work stoppage could cause key customers to materially reduce orders or demand lower prices. We are subject to the risk of defaults of our customers and dependent on regular payments of our customers. In particular,with regard to the sales of 10D and 15D spandex fibers during the first nine (9) months of 2008, we accepted above average payment terms.

The purchase agreements between our customers and us have largely been made on the basis of single purchase orders rather than long-term purchase commitments. Therefore, they do not guarantee a minimum level of revenues for us. As a result, revenues depend on single purchase orders made on a case-by-case basis and thus depend on the short-term needs of the customers for our products. In the past, the size and frequency of purchase orders have varied significantly. Customers may continue to vary order levels significantly from period to period. Any significant decrease in the number or size of purchase orders could have a material adverse effect on our revenues.

If we were to lose, or experience a significant decline in revenues from, one or more of its key customers or fails to properly collect its trade receivables, the resulting loss in revenues could have a material adverse effect on our business, financial condition and results of operations.

Finally, even if we can expand our spandex fiber production capacity as planned, the market demand for our products may not grow sufficiently to make such expansion economically viable. In order to reach a satisfactory effective operating rate for our expanded capacity, we may need to secure new demand for its products from existing and/or new customers. Whether we will be successful in acquiring additional customers will, in part, depend on our ability to bring new and improved products to the market in line with market demand as well as our ability to optimize its product mix. We may be unable to find sufficient additional demand for any increase in production capacity.

We are dependent on some suppliers to provide us with raw materials, who cannot be replaced easily.

We source a number of our raw materials from a single supplier. For example, the vast majority of supplies of PTMEG, which accounted for approximately 48% of our total costs of sale in 2007, were either delivered by Dairen Chemical (Jiangsu) or by Taiwan Dairen Chemical Corp. In 2007, expenditures for PTMEG sourced from Dairen amounted for approximately 63% of our total raw material costs. Due to technical failures, strikes, natural disasters, regulatory rulings, scarcity of certain raw materials, or other factors, Dairen or any other supplier may be unable to provide EBH with an adequate or timely supply of PTMEG or other raw material. Except for one framework agreement regarding the supply of MDI, EBH’s supply contracts do not provide it with a guaranteed minimum level of raw material supply. Shortfalls in the supply of raw materials could therefore also occur if a supplier is unwilling to supply the required quantity, or even terminates its business relationship with EBH entirely. It may prove difficult for EBH to procure raw materials from an alternative source if it is unable to do so from its existing suppliers. For example, EBH may be unable to procure PTMEG from another source in the event that it is unable to obtain an adequate supply from Dairen.

Should us for any reason not be able to obtain sufficient quantities of PTMEG or any other raw material in the quality required for our production in timely fashion, production would be interrupted, which could result in delayed sales, lost orders, or cancellation of orders already received, or could harm our reputation and our relationships with our customers and could result in liabilities to customers or lost sales opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

Our production facility may experience interruptions.

Our only production facility is located in Hangzhou, China. If for any reason such as an accident, technical failure, power outage, natural disaster, general or local health emergency, strike, adverse regulatory ruling or injunction, or some other unforeseen event any production stoppage does occur, we would likely not be able to make up for any resulting decrease or deficiency in production by shifting production to another site or facility.

For example, Our production was affected by electricity shortages in 2005, which prevented us from producing spandex for more than a month.

Additionally, in certain cases, the Chinese government may suspend production and production licenses at sites and for processes that it finds to be environmentally polluting (see “Risk Factors—our business operations could be adversely affected by present or future PRC environmental protection or health and safety laws and regulations”). If the Chinese government was to suspend production or necessary production licenses for our production facility, we could be forced to reduce or suspend its spandex production.

Also, we have contracted to deliver specified quantities of spandex to its customers. If as a result of significant interruptions in the operation of its plants EBH is unable to meet its delivery obligations under these contracts, it could be subject to claims from its distributors and its reputation in the industry could be damaged. EBH does not maintain insurance coverage against losses or consequential damages resulting from production interruptions.

Any output declines due to one or more plant stoppages could cause EBH’s revenue to decline and expose EBH to damages claims by its customers and EBH’s reputation could be harmed. Any such event could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH maintains various business relationships with related parties.

EBH maintains various business relationships with enterprises in which one or more of its Shareholders and members of its Supervisory Board, Mr. Zhehong Shen, Mr. Zhehao Shen and Mr. Zheping Shen, also hold substantial interests. EBH’s revenues from related parties amounted to 48.5%, 19.8 % and 11.2 % of its total revenues in the years 2005, 2006 and 2007, respectively. In the first nine months ended September 30 2008, EBH’s revenues from related parties amounted to 6.6 % of its total revenues.

It is possible that, in the future, EBH is not able to generate revenues with related parties at the current level or at all. If and to the extent such related party transactions also occur in the future, they could result in a conflict of interests between the duties of the Shareholder and Supervisory Board as a member of EBH and their interests as representatives and/or shareholders of parties that benefit from business relationships with EBH. Such conflicts of interest could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH is dependent on key employees.

The future performance of EBH will depend largely on its ability to retain its key management and technical personnel, in particular the Company’s CEO, Mr. Bolong Xing, and Management Board member Mr. Jiansong Ding. Their business network, industry experience and engineering expertise are of particular importance to EBH. Mr. Bolong Xing and Mr. Jiansong Ding have been with EBH since the beginning of its operations. They both are highly experienced industry experts with exceptional technological know-how and EBH is materially dependent upon their experience and technological know-how for running its business and expanding its production capacity.

EBH may be unable to retain its key personnel. Such individuals might move to competitors or form a competing company and compete with EBH for customers, business partners and other key professionals at EBH using their experience and expertise. Although the individuals in key positions at EBH have signed confidentiality and noncompetition agreements, EBH may be unsuccessful in enforcing such agreements and preventing its current key personnel from moving to one of its competitors. EBH may also be unsuccessful in finding suitable replacements for any key personnel that leave EBH.

Loss of any of the individuals mentioned above without suitable replacement could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH might not be able to properly staff its senior and midlevel management, or the cost of staffing necessary management positions might increase substantially due to a general lack of persons with the necessary skills in China.

Given its plans for rapid growth in the near future, EBH’s future success will also be dependent upon its ability to attract and retain qualified senior and midlevel management and other key employees to develop and expand its operations. EBH might therefore have difficulties in finding qualified seniorand midlevel management staff. In the recent past, the high demand for qualified personnel in China has led to a substantial increase in wages. Further increases could lead to significantly higher costs of staffing necessary management positions.

The occurrence of any such risk could have material adverse effects on the business, financial condition and results of operations of EBH.

EBH is exposed to risks related to the handling of hazardous materials.

EBH’s operations are subject to the operational risks associated with spandex manufacturing, including risks related to the storage and transport of raw materials and wastes. Gaseous, liquid and solid waste materials are generated at five different stages in the spandex production process.

Some of the risks related to the handling of these materials are storage tank leaks and ruptures, malfunction and operational failure and releases, discharges or disposals of toxic and/or hazardous substances. These operational risks could lead to personal injury, property damage and environmental contamination, the shutdown of affected facilities, business interruption and the imposition of civil or criminal penalties and a negative impact on EBH’s reputation.

Environmental laws impose existing and potential obligations on EBH to remediate contaminated sites. These obligations may relate to sites that EBH currently owns or operates, where EBH currently or previously disposed waste from EBH’s operations, or where property owned by third parties was contaminated by the emission or spillage of contaminants for which EBH is responsible. The costs incurred due to these environmental remediation obligations could significantly reduce EBH’s operating results.

The occurrence of any of these events could significantly reduce EBH’s productivity and profitability and have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH may be unable to adequately protect its technological know-how and intellectual property rights.

EBH’s production technology and technological know-how are very important to its competitive position. Neither the products nor technology of EBH, however, is protected by patents or other intellectual property rights. EBH’s production and business mainly rely on the know-how of its key employees. To protect such know-how, EBH relies on contractual duties of confidentiality and a number of other measures. Such measures may be insufficient to prevent EBH’s competitors from gaining access to EBH’s know-how. Key employees might move to competitors or form a competing company and use technological know-how gained while working for EBH to compete with EBH. As EBH’s technological know-how is not proprietary, competitors could legally make use of this know-how. If this occurs, EBH could suffer losses of revenues and profits due to competing sales of products produced on the basis of its technological know-how.

EBH’s products are marketed under various brands and EBH has obtained or applied for trademarks on various brand names. Policing unauthorized use of intellectual property is difficult and sometimes practically impossible in China. If EBH is unable to protect its intellectual property rights from infringement, the value of its brand could be compromised.

An inability on the part of EBH to adequately protect its technological know-how or to prevent infringement of its intellectual property rights by third parties could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH may infringe on third party patents.

Although we are not aware of any infringement of third party patents since EBH Spandex’s establishment, EBH cannot guarantee that it will not infringe third party patents while carrying on its business activities. In addition, third party patents could be granted in the future that would prevent EBH from continuing its current business activities without a license from the patent holder. EBH’s revenues could decrease if EBH needs to infringe a third party patent in the future (in order to maintain its previous business operations) and the patent holder is not prepared to grant EBH a license, or is only prepared to grant a license under conditions that are not commercially viable for EBH. An inability to obtain such third party licenses could require EBH to find a substitute technology which might merely provide for lower quality, if such exists, or incurring greater costs, which could seriously harm its competitive position.

In addition, EBH could become involved in patent litigation. Such patent disputes could last a long time and tie up considerable personnel and financial resources. If the outcome of such a legal dispute is unfavorable for EBH, it could be ordered to pay substantial license fees, royalties and/or damages.

Any perceived or determined infringement by EBH of third party patents could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH does not maintain insurance coverage against product liability claims.

EBH’s products have to meet high quality standards and specifications agreed with customers. Irrespective of any precaution measures, EBH’S products may contain undetected defects. Product defects could result in rejection of EBH’s products, loss of customers and revenues, diversion of resources, or increased customer service and support costs. They could also lead to liability for damages and could, by damaging EBH’s reputation, reduce market acceptance of its products. Chinese law does not require EBH to maintain product liability insurance coverage. EBH has not purchased any product liability insurance or thirdparty liability insurance. EBH is therefore not covered or compensated by insurance for losses, damages, claims and liabilities arising from or in connection with product liability or thirdparty liability.

The presence of undetected product defects could have a material adverse effect on EBH’s business, financial condition and results of operations.

Failure to keep pace with technological advances could erode EBH’s competitiveness.

A key goal of EBH’s R&D programmed is to improve and modify its production process and product design to achieve better product quality, to enhance environmental friendliness and to reduce production costs. Although the technology for manufacturing spandex is relatively mature, failure to keep uptodate with technological advances or to implement such improvements in commercial applications will impede EBH’s efforts to increase sales, reduce production costs per unit and correspondingly hinder EBH’s efforts to strengthen its competitiveness. This could have a material adverse effect on EBH’s business, financial condition and results of operations.

The growth of EBH’s business depends in part on its ability to expand successfully into new international markets.

EBH’s future growth depends in part on its ability to expand its distribution network and its customer base outside of China. The entry into international markets will require significant attention by Management and a commitment of financial resources. Multinational operations are subject to inherent risks resulting from, for example, a different legal, business and regulatory environment than in China or a political or economic instability in the countries EBH currently exports to, such as Brazil, Columbia, India, Turkey and Vietnam or might export to in the future. EBH has only very limited experience in operating outside of China and does not possess indepth knowledge of overseas markets. There is no guarantee that EBH will be able to successfully manage the inherent risks of multinational operations. The occurrence of any of these risks could have a material adverse effect on EBH’s business, financial condition and results of operations.

Any failure to manage its international growth effectively could affect EBH’s ability to produce market and distribute its products and could have a material adverse effect on its business, financial condition and results of operations.

EBH is exposed to fluctuations in foreign exchange rates.

The Company’s consolidated US-GAAP financial statements as of and for the nine months ended 30 September 2008 and as of and for the years ended 31 December 2007, 2006 and 2005 were prepared in USD and its future consolidated financial statements will also be prepared in USD. EBH’s operating currency is the RMB. A depreciation of the RMB versus the USD would therefore have a negative effect on the USD denominated items of the Company’s consolidated financial statements.  Since the value of the RMB is controlled by PRC authorities, it is also possible that the foreign exchange policies of the PRC government could have a significant impact on foreign exchange rates.

In 2007, a significant portion of EBH’s total raw material costs were incurred in USD, while almost all of its revenues were in RMB. Any future decrease in the value of the RMB versus the USD would have a negative impact on EBH’s results of operations. EBH cannot guarantee that its planned internationalization will not result in its exposure to ongoing risks of fluctuations in the foreign exchange rates of other currencies going forward.

Fluctuations in foreign exchange rates could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH’s current and future financing arrangements could affect its profitability, dilute the value of its shares, limit its ability to pay dividends, or both and could limit the flexibility of EBH to respond to market conditions and risks.

As of September 30, 2008, $ 63.500,000, or approximately 57.6%, of EBH’s total liabilities (including trade payables) was in the form of Chinese bank loans, of which approximately 99 % were denominated in Renminbi. Consistent with current banking practices, approximately 83 % of these loans are short-term with maturities of one year or less and provide for floating interest rates that are pegged to the benchmark one year lending rate announced by the People’s Bank of China (the “PBOC”). Since March 2007, the PBOC has raised the benchmark one year lending rate six times from 6.12 % to 7.47%. As EBH does not currently hedge any of its interest rate exposure, such increases lead to an increase in interest payable by EBH under its bank loans providing for variable interest rates referenced to PBOC’s one year lending rate. PBOC may continue to increase interest rates. Any significant increase of interest rates would substantially increase EBH’s borrowing costs and could adversely affect its profitability. In addition, the large portion of short-term financing makes EBH particularly dependant on the possibility to prolong expiring financing arrangements at acceptable terms. EBH may be unsuccessful in refinancing expiring bank loans at acceptable terms or replace them with other financing arrangements at acceptable terms.

In June 2008, the PBOC increased the minimum reserve requirements for Chinese commercial banks to a rate of 17.5%. This has been the fifth time that the PBOC has raised the minimum reserve requirements in 2008. PBOC may further increase the rate for minimum reserve requirements in the future. The past increases have led to very restrictive lending policies of Chinese banks and possible future increases could lead to even more restrictive lending policies. This development could also make it increasingly difficult for EBH to prolong existing bank loans and to obtain new bank loans.

In order to replace existing financing arrangements EBH might have to find additional financing, potentially including equity, bonds, hybrid financial instruments or credit facilities. If EBH obtains financing through debt instruments, such as bonds or credit facilities, the terms of the relevant financing agreements could limit EBH’s ability to pay dividends or restrict EBH’s flexibility in planning for, or reacting to, changes in its business or its industry. The assumption of additional debt would result in debt service obligations which could have a negative impact on profitability and could increase EBH’s vulnerability to general adverse conditions in the economy or industry or to the occurrence of any of the risks mentioned in this Prospectus. These factors could also exert a negative pressure on the price of EBH’s shares. If EBH issues additional equity or equitylinked securities, the value of existing shares in EBH could be diluted and the value of any existing shareholders’ investment could decline.

If financing arrangements are concluded containing terms that restrict EBH’s flexibility to react to market conditions or risks, or that make EBH more vulnerable to such conditions or risks, it could have a material adverse effect on EBH’s business, financial condition and results of operations.

The integration of possible M&A targets might exceed anticipated costs or fail to achieve expected synergies.

EBH might pursue acquisitions in the future that it believes will present opportunities to provide synergies and financial benefits. Such acquisitions could result in the incurrence of debt and an increase in interest expense. If an acquisition is financed through equity or hybrid financial instruments, the shareholdings of existing shareholders could be diluted. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. For all these reasons, any such acquisitions could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH’s revenues are subject to season fluctuations.

EBH’s revenues are subject to seasonal fluctuation. As a result of the varying demand for fabrics and clothing in different seasons as well as the traditional Chinese Spring Festival holidays, EBH’s sales volume is generally relatively lower in the first quarter and relatively higher in the second, third and fourth quarter of a calendar year. As a result, EBH’s operating results could fluctuate. In addition, the seasonality of EBH’s results could be affected by unforeseen circumstances, such as production interruptions. Due to these fluctuations, comparisons of sales and operating results between the same periods within a single year, or between different periods in different financial years, are not necessarily meaningful and should not be relied on as indicators of EBH’s performance.

The Company is seeking a listing on a senior national exchange in the U.S, and is therefore obliged to release financial information every quarter. Seasonal fluctuations in EBH’s business will be reflected in these quarterly reports. This quarterly disclosure could in turn result in a fluctuation in the stock exchange prices of the Company’s shares.

RISKS RELATED TO THE COMPANY’S CORPORATE STRUCTURE

EBH has no experience with respect to US legal requirements for listed companies and is still in the process of building up an efficient risk management system.

EBH has no experience in complying with US legal requirements.  Until recently, EBH operated as a Chinese company and is therefore not used to dealing with the increased legal, accounting, transparency and administrative requirements imposed on a publicly listed company in United States. The shift from applying Chinese generally acepted accounting principles to US-GAAP and the need to comply with corporate governance requirements (including Sarbanes-Oxley), to publish ad hoc information, quarterly reports and to comply with various other reporting, notification and publication requirements resulting from the listing will place increased demands on the compliance, finance and accounting departments.

As an exchange listed company, EBH is obligated to take suitable measures, particularly to install a risk management system, so that developments that may lead to material adverse effect on EBH business and operations or may even imperil the existence of EBH Group, can be recognized at an early stage. The EBH group wide risk management system is still in the process of being buildup, as it was first implemented in early 2008. Any failure of the controlling and risk management system of EBH Group to inform the responsible persons about risks and events threatening its business and operations could lead to material negative deviations from plan figures.

Failure of EBH Group to build up an efficient risk management system in a timely manner and/or to comply with the aforementioned obligations or to issue complete and accurate financial reports and accounts in a timely manner could have a material adverse effect on EBH’s business, financial condition and results of operations.

As all members of Management are primarily located in China, Our Supervisory Board could have difficulties in adequately supervising the Management Board.

All assets and business premises of EBH are currently located in China. The Company is almost a pure holding company without any significant operating businesses of its own. Also, all members of the Management Board, the EBH Group’s directors and senior employees and the majority of the Supervisory Board members are domiciled in the PRC. For example, the Management Board is required to report to the Supervisory Board on intended business policy and other fundamental issues with respect to future business plans, in particular in the areas of investments and human resources planning. In particular, it might be difficult at any given time for the Supervisory Board to obtain all documents that they are required to inspect and to examine the accounts and records of the Company.

In addition, as all members of the Company’s Management Board are domiciled in Hangzhou, China it cannot be completely excluded with certainty that the Company’s actual seat will be considered to be in Hangzhou, China.

EBH’s principal shareholders exercise considerable influence over the Company.

Assuming that all offered shares are placed and that the Greenshoe option is fully exercised, Zhehao Shen will hold approximately 24.5%, Zhehong Shen approximately 28% and Zheping Shen approximately 17.5% of our capital stock and voting rights. Through their interest, these principal shareholders will be in a position to exert substantial influence on the general shareholders’ meeting and, consequently, also on the decisions relating to measures that are presented for resolution to the general shareholders’ meeting, such as the appointment of the supervisory board or the distribution of dividends. Moreover, every shareholder, or, as the case may be, every shareholder group, that owns more than 25 % of the share capital represented and entitled to vote at the general shareholders’ meeting, is in a position to block every resolution of the general shareholders’ meeting that is required to be adopted by a three-quarters majority of the share capital represented at the general shareholders’ meeting. Such resolutions include capital increases to the exclusion of shareholder subscription rights, capital decreases, the creation of approved or contingent capital, certain corporate reorganization measures such as mergers and spinoffs, the liquidation of the company or a transformative change of corporate form.

It also is possible that the interests of the above mentioned principal shareholders may deviate from the interests of EBH’s other shareholders. This would be the case, for example, if these principal shareholders considered the amount of dividends to be distributed to be higher or lower than the other shareholders, or if it viewed certain strategic options such as mergers or spinoffs less or more favorably than did the other shareholders. The aforementioned concentration of shareholdings could also lead to difficulties in implementing a change of control of the Company, which could have an adverse effect on the market price of the Company’s shares.

The Company is a holding company and its liquidity is dependent on access to the liquid funds of its operating subsidiary in China.

The Company is a holding company without any significant operating business of its own. Its assets are largely located in China. Current PRC regulations only permit dividends to be paid out of any accumulated profits, as determined according to Chinese accounting standards and regulations. In addition, a subsidiary in China is required to set aside at least 10% of any after tax profits each year to fund a statutory reserve fund, until this reserve reaches 50 % of its registered capital and subsidiaries could be required to set aside an additional portion of their after tax profits to fund an employee welfare fund at the discretion of the subsidiary’s board. These reserves might not be distributed as cash dividends.

Under PRC foreign exchange rules and regulations, payments of current account items, including profit distributions and operations related expenditures, could be made in foreign currencies without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions such as capital injections and loans granted by overseas entities. These transactions must be approved by and/or registered with the PRC State Administration of Foreign Exchange (“SAFE”) and repayment of loan principal, distribution of returns on direct capital investments and investments in negotiable instruments are also subject to restrictions.

There is no guarantee that EBH will be able to meet all of its foreign currency obligations or to transfer profits out of China. Should the Company’s subsidiaries be, or become, restricted and/or legally prohibited from and/or unable to pay dividends or other distributions outside of China, this could have a material adverse effect on the financial condition of the Company or its subsidiaries.

RISKS RELATED TO THE INDUSTRY AND MARKETS

The demand and market price for spandex is subject to considerable fluctuation and has recently seen a decline.

Almost all of our revenues come from the sale of spandex. EBH does not currently produce any other products that could offset the negative effect of a decrease in spandex prices on EBH’s results of operations. EBH’s revenues and results of operations therefore exhibit a very strong correlation with changes in global spandex prices.

The market price for spandex has been volatile in the past. The production of spandex in the PRC is expected to increase further with several spandex producers having already announced their intentions to increase their production capacity. Such increases in spandex production could outpace demand leading to excess capacity and further decreases in the market price for spandex.

Strong price competition in the industry, along with recent decreases and possible future decreases in prices for spandex could force EBH to sell its spandex products at prices that yield significantly lower profit margins or result in losses. Any such loss of revenue could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH is dependent on the development of the global textile industry and the Chinese textile industry in particular.

Spandex is used primarily in the production of textiles. The demand for and price of spandex is therefore influenced by the global demand for textiles and, more specifically, the demand for textiles containing spandex. As textiles are a consumer good, the demand for textiles is mainly driven by a number of factors relating to overall global economic conditions, such as general consumer confidence, the development of emerging markets and global population and significant political events. A downturn in the global textile industry could cause spandex demand and/or prices to decline.

The demand for EBH’s products is particularly dependent on the Chinese textile industry. For example, EBH sold approximately 92 % of its spandex products in the domestic market in 2007. The Chinese textile industry is by far the largest in the world. China’s textile and apparel exports increased to USD 144.1 billion in 2006 representing 27.2 % of textile exports globally (Source: WTO, 2007). Since 2000, China’s yearonyear growth in textile exports was continuously above 20%.

Despite the strength of China’s textile industry, it also faces significant challenges. Competition from nations with lower labor costs such as Vietnam and India could lead to a shift of production capacity away from China. In addition, the Chinese government decreased the VAT rebate rates for textile exports over the last years. The appreciation of the RMB against currencies of other textile exporting nations could make Chinese exports relatively more expensive. The Chinese textile industry could also be negatively affected by decreasing global textile demand, for example, as consumption decreases in the United States due to the subprime mortgage crises.

Spandex is used to provide textiles with high elasticity and/or other properties evoked by the use of spandex. The demand for such textiles is mainly influenced by fashion trends and consumer preferences that are subject to rapid change. New fashion trends or consumer preferences may lead to the use of fewer textiles with high elasticity and/or other properties evoked by the use of spandex, which could lead to a decline in the demand for and the price of spandex.

A decline in the global or Chinese textile market or a decline in demand for textiles with high elasticity and/or other properties evoked by spandex could cause demand for spandex to decrease, which could in turn cause a decrease in EBH’s revenues and have a material adverse effect on EBH’s business, financial condition and results of operations.

The spandex industry is affected by business cycles characterized by imbalances in supply and demand.

The spandex industry is affected by business cycles. Spandex producers have historically increased their production capacity at peaks in the business cycle in response to higher prices and operating margins. These increases in spandex production capacity have tended to exceed growth in spandex demand, leading to excess capacity. The excess capacity leads to a decline in spandex prices and profitability for spandex producers. In addition, both excess capacity and excess supply result in customers having greater bargaining power, which can lead to terms and conditions in spandex purchase agreements that are significantly less advantageous for the producer than would otherwise be the case.

Motivated by high profit margins in 2003 and 2004, spandex producers expanded their spandex production capacity aggressively. These capacity increases led to overcapacities in the Chinese spandex market in 2005 and a sharp decrease in spandex prices. In the course of 2005, the price for industry standard 40D spandex decreased to approximately RMB 44,000 per tonne. In 2006 and 2007, the price of spandex recovered due to a steady increase in demand from the textile industry and antidumping tariffs imposed by the PRC government against imports from other countries to almost RMB 90,000 per tonne in April 2007 and recently decreased again to RMB 46,500 per tonne as of  September 30, 2008.

Several Chinese spandex producers have announced plans to increase their production capacity. It cannot be excluded that such increases in production capacity could create a further decrease in spandex prices due to excess supply.

Cyclical excess capacity in the spandex industry could have a material adverse effect on EBH’s business, financial condition and results of operations.

The spandex market is highly competitive.

Large scale spandex production is a recent development in China, with total annual spandex production output increasing from 4,100 tonnes in 1998 (Source: SRI, July 2008) to 17,000 tonnes in 2001 and 205,000 tonnes in 2007. (Source: CCF). The Chinese market for spandex production matures, which could lead to increased pressure on margins. The Chinese spandex market is highly competitive and EBH expects competition to continue to increase. EBH’s current competitors in China include domestic companies such as Zhejiang Huafeng Spandex Co., Ltd, Yantai Spandex, Co. Ltd. and Sichuan Sofcra SpecialTyped Fiber Co., Ltd., as well as Chinese subsidiaries of foreign spandex producers such as US-based INVISTA and the SouthKorean Hyosung Group. In addition, EBH also competes against imports of spandex to the Chinese market.

Existing and new competitors might aggressively compete in this market by lowering their prices and/or expanding their production capacity and/or output. The entry barriers to EBH’s markets are limited. Potential competitors with sufficient financial resources for necessary investments in machinery and experienced personnel could quickly build up new production capacity and compete with EBH. As a result, new competitors could arise at any time and may affect the demand for EBH’s spandex as well as impose pressure on its pricing strategies. Current and potential future competitors may merge or otherwise establish cooperative relationships among themselves or with third parties and rapidly acquire significant market share to the detriment of EBH. To be competitive, EBH must continue to invest significant resources in, among other things, continuously improving its productivity and cost-efficiency. EBH may not have sufficient resources to make such investments.

The following factors are some of the factors that could constrain EBH’s ability to compete effectively:

(i)	some of EBH’s competitors may have stronger and more established international or regional brand names and have longer operating histories and therefore a larger customer base;
(ii)	some of EBH’s competitors may have greater financial resources and use more advanced technology in the design of their products and/or their manufacturing processes or significantly increase their production capacity; or
(iii)	Some of EBH’s competitors may have access to a more extensive distribution network outside of China, or may significantly enhance their distribution network in China by entering into alliances with other well established local distributors.

Increased competition could result in price reductions, fewer or smaller customer orders, reduced margins and loss of market share for EBH, which could have a material adverse effect on EBH’s business, financial condition and results of operations.

Spandex could be replaced by other materials with similar characteristics.

During the last four decades, spandex has gradually become the preferred product for creating textiles with high elasticity. It has also been used in place of other products such as cut rubber in many applications. However, spandex may be replaced by other materials in the future. Alternative materials may be developed that have lower production costs and/or possess more favorable properties, such as greater resistance to heat, improved resistance to certain chemicals used for dyeing or cleaning textiles, greater elasticity, or better wearing comfort.

EBH’s technology, R&D efforts and equipment, in addition to the experience of EBH’s Management and key personnel, all relate to the production of spandex. EBH may be unable to successfully shift production in a timely fashion to a potential future replacement material for spandex. In addition, any such replacement material and/or its production process could be protected by one or more patents and therefore not available to EBH.

If spandex is partially or completely replaced by an alternative material and EBH is not able to produce and sell this alternative material at acceptable costs or at all, its revenues could decrease significantly. Any such event could have a material adverse effect on EBH’s business, financial condition and results of operations.

Economic instability in China could adversely affect EBH’s business.

As a result of ongoing rapid changes in China and around the world, it is possible that several risks could materialize including, among other things, significant declines in the growth rate of the gross domestic product, high inflation, an unstable currency, a weak banking system providing limited liquidity to domestic enterprises, rising unemployment and rising costs of environmental damage, notably air pollution and soil erosion and the steady fall of the water table. If one or more of these risks materializes, its supply of necessary raw materials or demand for its products, or both, could significantly decline, which could cause its revenues and profits to decline as well. Significant adverse economic developments in China could therefore have a material adverse effect on EBH’s business, financial condition and results of operations.

Health epidemics and outbreaks of contagious diseases, including avian influenza and severe acute respiratory syndrome (SARS) could have a material adverse effect on the Chinese economy.

Outbreaks of the highly pathogenic avian influenza, also known as “bird flu” or “avian flu”, have occurred in certain regions of Asia and Europe. In 2005 and 2006, there were reports of avian flu occurring in various parts of China, including some confirmed human cases. A major outbreak of avian flu in the human population could result in a widespread health crisis adversely affecting the economies and financial markets of many countries, particularly in Asia. In addition, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China and certain other countries in Asia, would also have similar adverse effects. Since all of EBH’s operations and substantially all of EBH’s customers and suppliers are based in China, an outbreak of avian flu, SARS or other contagious diseases in China, other places in Asia, or elsewhere, or the perception that such an outbreak could occur and the measures taken by the governments of the countries affected, could have a material adverse effect on EBH’s business, financial condition and results of operations.

China’s inadequate infrastructure could result in disruption of EBH’s business operations.

The infrastructure in China has not been adequately funded or maintained, with rail and road networks, power generation and transmission systems, communications systems and building stock particularly in need of repair and upgrade. The poor condition of physical infrastructure in China adds to the costs of doing business and can result in operational disruptions or delays, which could have a material adverse effect on EBH’s business, financial condition and results of operations.

Antidumping measures by foreign governments aiming at the import of spandex and/or textiles could harm Chinese spandex exports.

The Chinese government has imposed various antidumping measures against goods imported into China, including antidumping tariffs of up to 61 % for spandex imported from Japan, Singapore, South Korea, Taiwan and the USA to China. Likewise, a number of countries have imposed antidumping measures against goods imported from China. For example, the EU imposes antidumping tariffs on shoes and leather fabrics imported from China. An increase in existing antidumping tariffs or the implementation of new antidumping tariffs by foreign governments with regard to spandex or textiles imported from China could lead to a decrease in the demand in the affected importing countries for spandex produced in China or could force Chinese spandex producers to offer their products at lower prices. Such developments could cause EBH’s sales revenues to decrease and could result in losses to EBH. The implementation of new antidumping tariffs or an increase of existing antidumping tariffs by foreign governments could have a material adverse effect on EBH’s business, financial condition and results of operations.

Labor costs in China have risen significantly in recent years and could continue to rise significantly.

Almost the entire workforce of EBH is located in China. As the result of workforce shortages and new labor law legislation that became effective as of January 1, 2008, labor costs in China have continuously increased especially in the manufacturing sector. Labor costs that comprise wages, social security contributions and other welfare benefits have increased by about 25 % over the past two years. (Source: HongKong Trade Development Council). Labor costs could continue to increase significantly in the future and additional legislation could be passed that further increases an employer’s obligations to pay employee benefits.

Significant further increases in the total labor costs that EBH has to pay its employees could have a material adverse effect on EBH’s business, financial condition and results of operations.

PRC regulations pertaining to holding company loans to and direct investments in PRC entities could delay or prevent EBH from using the proceeds of financing in future

When utilizing the proceeds from this offering to finance EBH’s business, in its capacity as a holding company, the Company might make loans or additional capital contributions to its indirect PRC subsidiary, EBH Spandex. Any loans to a PRC subsidiary are subject to PRC regulations and approvals. Such loans must also be registered with the SAFE, or its local counterpart. In addition, if the Company provides financing to EBH Spandex by means of additional capital contributions, the amount of these capital contributions must first be approved by the competent government authority. Depending on the amount of the capital increase either the authorities on provincial or on national level are competent. EBH may be unable to obtain these government registrations or approvals for future loans or capital contributions made to EBH Spandex by the Company in timely fashion, or at all. Failure to obtain such registrations or approvals could negatively affect EBH’s ability to use the proceeds of this offering and to fund and expand its operating business in China.

In addition, the Company plans to provide part of the proceeds of this offering directly to a subsidiary of EBH Spandex which is intended to be set up shortly after the offering. The establishment of the new subsidiary could encounter unforeseen difficulties, such as delays in obtaining necessary approvals and, thus, not be completed in the envisaged timeframe or at all which could lead to a delay in the intended use of proceeds. If, in such case, the entire proceeds of the offering would be provided to EBH Spandex the injected amount could exceed the threshold that triggers the competence of SAFE for the registration and approval process which could, in turn, lead to a prolonged process and, thus, a delay in use of proceeds from the offering.

The China Securities Regulatory Commission might take the view that the restructuring of parts of the EBH Group prior to the offering and/or the offering as such require their approval pursuant to PRC legislation which could prevent EBH Spandex from distributing dividends.

On August 8, 2006, six Chinese regulatory agencies, including the China Securities Regulatory Commission (“CSRC”) and the Ministry of Commerce (“MOFCOM”), promulgated the Provisions for the Acquisition of Domestic Enterprises by Foreign Investors (“M&A Provisions”) which came into effect on September 8, 2006. Among other things, the M&A Provisions provide that an offshore special purpose vehicle (“SPV”) that is formed by Chinese legal entities and/or individuals for indirect listings and that directly or indirectly controls Chinese companies must obtain approval from the CSRC prior to listing and trading of its shares on a foreign stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying the documents and materials that it must receive from SPVs seeking CSRC approval for a foreign listing. A number of additional requirements must be fulfilled during the course of an initial public offering. Violation of these additional requirements could lead to regulatory action or other sanctions by the CSRC or other Chinese regulatory agencies. In addition, the restructuring prior to the initial public offering, particularly the incorporation of the SPV and the subsequent acquisition of the equity of PRC entities are subject to approval by the MOFCOM. EBH, in consultation with one of the officers of MOFCOM in charge of foreign investment approvals and its PRC legal counsel, believes that the M&A Provisions do not apply to the restructuring of the EBH Group before the Offering, since EBH Spandex was an equity joint venture when it was established. No similar consultation has been made with CSRC. However, no guarantee can be given that MOFCOM or CSRC will not take an opposing view and require approvals in connection with the recent corporate restructuring or in connection with the listing of the Company’s shares.

In addition, the possibility that MOFCOM or CSRC might ultimately refuse to grant such approval cannot be ruled out. If approval is required and so long as such approval has not been granted, MOFCOM, CSRC or another competent government authority could prevent EBH Hangzhou from distributing profits to their parent company and/or the Company and EBH Hong Kong from granting loans to or injecting equity into EBH Hangzhou. Any of these factors could have a material adverse effect on EBH’s business, financial condition and results of operations.

The SAFE regulations related to offshore investments by PRC residents or passport holders could have an adverse effect on EBH’s business operations and financing alternatives.

In October 2005, SAFE issued a regulation concerning offshore investments by PRC residents, known as SAFE Notice 75. It requires PRC residents to register with and receive approval from SAFE in connection with certain offshore investment activities. In May 2007, SAFE issued Notice 106, which provides additional guidance as to registration requirements under Notice 75. Additionally, the SAFE Notice 75 and Notice 106 also require that the PRC residents shall register any change of the equity in the SPV (such as EBH Hong Kong) with the SAFE under the following circumstances, including but not limited to, capital increase/decrease, share transfer/swap, merger, division, external investment, provision of guarantee and etc. The failure or inability of any of the Company’s current or future direct or indirect shareholders, whose actions the Company does not control, to receive any required approvals or make any required registrations in a timely manner could subject EBH Spandex  to fines and legal sanctions, restrict the Company’s intended investments in EBH Spandex, or limit EBH Spandex’s ability to make distributions or pay dividends or prevent the shareholders of EBH Spandex from remitting the proceeds of the Offering back into China and could thus have a material adverse effect on EBH’s business, financial condition and results of operations.

In addition, under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued by SAFE on January 5,2007, PRC citizens who are granted shares or share options by an overseas listed company under its employee share option or share incentive plan are required through the PRC subsidiary of such overseas listed company or any other qualified PRC agent to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted to a foreign currency account of such PRC citizens or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to the Individual Foreign Exchange Rules upon the listing of shares overseas. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders could be subject to fines and legal sanctions. This could have a material adverse effect on EBH’s business, financial condition and results of operations.

Restrictions might be imposed on foreign control of PRC companies.

As part of China’s accession to the WTO in 2001, China undertook to eliminate certain trade related investment measures and to open up specified industry sectors that had previously been closed to foreign investment. Even though China has lived up to most of its WTO commitments, foreign investors still encounter barriers in practice as some of the newly enacted or modified laws and regulations are enforced in an inconsistent manner by different authorities. In addition, there is no guarantee that the Chinese government will not toughen its stance on foreign investors in other areas not covered by the WTO commitments and that control over companies operating in certain sectors considered to be politically sensitive, such as postal services, television broadcasting, publication and base telecommunications services, will not change.

The MOFCOM and the National Development and Reform Commission (“SDRC”) have issued the Foreign Investment Industry Guidance Catalogue that divides certain investment projects into three categories: encouraged, restricted and prohibited, with industries and sectors that are not mentioned or listed deemed to be permitted. Based on the latest version of the Foreign Industry Guidance catalogue (effective as of  December 1, 2007), the production of spandex is classified in the permitted category. The Foreign Investment Industry Guidance Catalogue is regularly revised. Should spandex production be subjected to restrictions or prohibitions imposed by any future amendments, this could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH could be required to make additional payments for housing funds.

Pursuant to the Housing Funds Management Regulations revised by the State Council on March 24, 2002, employers are required to make housing fund payments for the benefit of their employees. If an employer fails to register for these purposes with the competent authority or establish a housing funds account for its employees, the competent authority may order the employer to comply or otherwise pay a penalty in a range from RMB 10,000 to 50,000. EBH Spandex has not made such housing fund contributions prior to July 2008 but has opened a housing fund account in July 2008 and agreed to pay the housing funds for its employees from July 2008 on. Although EBH Spandex has not received any orders to rectify such incidents of noncompliance until now and been told by the competent authority that it might not order EBH Spandex to pay the outstanding payment and fine EBH Spandex in this regard, we can give no assurance that EBH Spandex will not be subject to such an order or fines in the future which could have a material adverse effect on EBH’s business, financial condition and results of operations.

RISKS RELATED TO THE POLITICAL, LEGAL AND REGULATORY ENVIRONMENT OF THE P.R.C.

Shareholders may face difficulties in obtaining recognition and enforcement of foreign judgments in China.

EBH’s assets are largely located in China and all of its management personnel and directors reside there. The Company is a holding company without any significant operating business of its own. USA and China have not entered into the treaty on mutual recognition and enforcement of judgments made by courts of the other country, therefore, the judgments may by a USA court, including judgments obtained with respect to claims investors may lodge with regard to this Offering may not be recognized or enforced in China. As a result, it could be difficult or impossible for investors to affect service of process within jurisdictions outside China or enforce court judgments obtained in jurisdictions outside China against EBH or its assets, management personnel or directors in China.

Changes in China’s economic, political and social conditions as well as governmental policies could affect EBH’s financial condition and results of operations.

China’s economy differs from the economies of most developed countries in many respects, including structure, level of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources.

China has been one of the world’s fastest growing economies as measured by gross domestic product, or GDP, in recent years. However, China may not be able to sustain such a growth rate. In recent years, the PRC government has implemented a series of measures referred to as the “macroeconomic control measures” to curb the rapid growth of the economy in relation to certain industries, particularly the real estate development sector. The key purpose of the measures was to forestall threatening inflation and ensure a stable economy. These measures included the tightening of control over investments and extension of bank credit, raising the deposit reserve ratio for financial institutions and strict enforcement of land acquisition and use.

In addition, China’s economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC government has implemented economic reform measures to emphasize the utilization of market forces in economic development. We cannot predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial condition and results of operations.

EBH’s business operations could be adversely affected by present or future PRC environmental protection or health and safety laws and regulations.

EBH must comply with a broad range of regulatory controls on the manufacturing and selling of spandex. The PRC government has published extensive environmental regulation with which EBH is required to comply. In particular, the amount and content of waste produced during its manufacturing process are subject to the PRC environmental protection laws and regulations. These laws and regulations impose fees for the discharge of waste substances and permit the levy of fines for noncompliance each single time. Should such offences be serious, the PRC government could close any facility or suspend the business license of any facility that fails to comply with orders requiring it to correct or stop operations causing the environmental damage.

EBH has implemented a system to control the emission of pollutants and to ensure the compliance with PRC environmental regulations. However, the PRC government has taken steps and could take additional steps, towards more rigorous enforcement of applicable environmental laws and towards the adoption of more stringent environmental standards. Stricter health, safety and environmental laws and regulations and stricter enforcement policies could result in substantial liabilities and costs for EBH and could subject EBH’s handling, production, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than as at the date of this Prospectus. As a result, compliance with these laws and regulations could result in significant capital expenditures, expenses and liabilities that could have a material adverse effect on EBH’s business, financial condition and results of operations.

The Chinese judiciary’s lack of independence and limited experience, governmental discretion in enforcing claims, the difficulty of enforcing court decisions and the difficulty of obtaining recognition and enforcement of foreign judgments could prevent EBH from obtaining effective remedies in court proceedings.

China’s judicial system may not be as independent or immune to economic, political and nationalistic influences as judicial systems in US jurisdictions. The court system in China is largely understaffed and underfunded. Since courts are financially dependent on their respective local governments, judges tend to favor the economic interests of the municipalities or provinces and the enterprises located there. The independence of judges is further undermined by the fact that Chinese judges are only appointed for a limited period of time and may be dismissed during their term of office. Many older judges have not had any previous legal education. Courts are often inexperienced in the area of business law. Not all PRC legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can, in practice, be very difficult in China. In addition, court claims are often used in to further political and commercial aims. EBH could be subjected to such claims by competitors or other parties and might not receive a fair hearing during the course of the trial or legal procedure. Judicial decisions in China can also be unpredictable and may not provide effective remedies. These uncertainties also extend to property rights. Expropriation or nationalization of EBH Spandex, its assets or portions thereof, potentially without adequate compensation, could have a material adverse effect on EBH’s business, financial condition and results of operations.

Tax incentives for spandex or textile exports could be reduced or discontinued.

The recent success of the Chinese spandex industry is due in part to government use of tax incentives to promote the industry. VAT rebates have been made available for VAT on exported spandex in order to encourage the production and export of spandex. The VAT rebate rate has been reduced from its original level of 15% to 13% in 2004 and from 13% to 11% in 2006. Although the VAT rebate rate recently increased to 13% again, potential future reductions in or discontinuance of VAT rebates could lead to a decrease in the operating margins of Chinese spandex producers and, if and to the extent Chinese spandex producers increase their prices to compensate for the shortfall due to the decrease in the VAT rebate, to a worsening of their competitive position in the international spandex market. In addition, a reduction or discontinuation of tax incentives for exports for textiles produced in China such as a VAT rebate could negatively affect the demand of textile producers for spandex. It is also possible that the VAT rate for spandex or textiles could be raised in the near future without an offsetting rebate which would have the same effects as a reduction of the VAT rebate rate. A further reduction or discontinuation of tax incentives such as VAT rebates for exported spandex or textiles could have a material adverse effect on EBH’s business, financial condition and results of operations.

EBH’s tax status and tax legislation are subject to change and uncertainty exists concerning the interpretation of the new tax laws in the PRC.

The PRC Enterprise Income Tax Law (the “EIT Law”), which was adopted in March 2007 and came into effect on January 1, 2008, introduced a uniform income tax rate of 25 % for all enterprises (including foreign invested enterprises (“FIE”) such as EBH Spandex). Among other things, the EIT Law provides that the tax exemptions, reductions and other preferential treatments previously applicable to foreign invested enterprises will in general be revoked. There will, however, be a transition period for enterprises currently receiving such preferential tax treatments. Unused tax holidays available to FIEs engaged in manufacturing that were approved before promulgation of the EIT Law will be grandfathered until they expire and must be utilized by the end of 2012. EBH Spandex was established on September 3, 2003 as a manufacturing FIE and thus prior to the publication of the EIT Law. According to Article 8 of the old Foreign Invested Enterprise and Foreign Enterprise Income Tax Law (“FEIT Law”), a manufacturing FIE was entitled to a tax holiday of two years full exemption beginning with the first profitable year (after all loss carryforwards from the previous five years have been fully used), followed by three years of taxation at half of the normal tax rate. EBH Spandex has made use of and will make further use of the tax holidays such that it will not have to pay enterprise income tax for fiscal years 2007 and 2008 and at a rate of 12.5 % for fiscal years 2009, 2010 and 2011. At the end of this period EBH Spandex will be subject to taxation at the ordinary rate of 25 % which will significantly increase EBH the total tax burden to be borne by EBH.

In addition, EBH has benefited in the past from tax returns on capital expenditure for the expansion of its production capacity. Since January 1, 2008 such tax returns on reinvestments of dividends are no longer available. This will increase EBH’s future tax burden.

The EIT law also provides that the withholding tax exemption under previous tax laws for dividends distributed by FIEs to their foreign shareholder(s) will no longer be available under the EIT Law, which generally subjects any dividends distributed by FIEs, such as EBH Spandex, to a 10% withholding tax as one form of enterprise income tax. However, according to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation on Income (the “Arrangement”), in case a Hong Kong tax resident has more than 25 % equity interests in a tax resident enterprise in the mainland of China, the dividends distributed by the tax resident enterprise in the mainland to its Hong Kong shareholder shall be subject to taxes in the mainland at a rate not higher than 5%. Therefore, the dividend distributed by EBH Spandex to EBH Hong Kong can get relief from the Arrangement and be subject to a withholding tax in the mainland China at a rate of 5%. Furthermore the withholding tax paid in the mainland China for such dividend can be credited against Hong Kong taxes payable by EBH Hong Kong. Since EBH Hong Kong and the Company are holding companies without any significant operations of their own and much of their income depends on dividends from their operating subsidiary in China, the EIT Law could have a material adverse effect on financial condition and results of operations of the Company.

Furthermore, among other things, the concept of tax resident enterprise (“TRE”) introduced by the EIT Law provides that any (offshore) enterprise whose de facto management body is located in the PRC will be subject to taxation under the EIT Law on its worldwide income. According to the Implementing Rules of the EIT Law, “effective management body” shall refer to the body that exercises essential management and control over the enterprise in terms of its operation, personnel, accounts and assets. Due to the lack of a clear definition and of any practical experience with the new TRE concept, it is currently unclear how the term “effective management body” will be interpreted by the PRC authorities. However, if EBH Hong Kong and/or the Company is/are

regarded as a TRE, they would be subject to enterprise income tax in China on their worldwide income including dividends received at a rate of 25%. However, according to Article 26 of the EIT Law, dividends distributed between TREs of direct investment relationship are exempted from enterprise income tax. Therefore, if EBH Hong Kong is regarded as a TRE, the dividend received by EBH Hong Kong from EBH Spandex is exempted from enterprise income tax. Further, if EBH Hong Kong and the Company are both regarded as TREs, the dividend received by the Company from EBH Spandex is also exempted from enterprise income tax. The PRC withholding tax on dividends will then only be levied if a TRE distributes dividends to nonTRE shareholders.

Current tax rules and their interpretation with respect to an investment in EBH could be subject to further adverse changes in the future. The applicable tax rates and exemptions could also be subject to change in the future. Any change in EBH’s tax status or in tax legislation or its interpretation could affect the value of the investments held by the Company, its ability to provide returns to shareholders and/or change the after-tax returns to shareholders. Statements in this Prospectus concerning taxation of EBH and the Company’s investors are based on current tax laws and practices that are subject to change. In addition, the taxation regime applicable in China could change from time to time and could have an adverse impact on the after-tax profits of EBH. The occurrence of the above risks could have a material adverse effect on EBH’s business, financial condition and results of operations.

The PRC legal system and regional taxation laws contain inherent uncertainties and inconsistencies.

As EBH’s business is conducted almost exclusively in China, its operations are mainly governed by PRC laws. China is still in the process of developing a comprehensive statutory framework and its legal system is still considered underdeveloped in comparison with legal systems in most western countries.
In particular, PRC company law and provisions for the protection of shareholders’ rights and access to information are less developed and confer less protection than those applicable to companies incorporated in USA. In particular, the following factors create uncertainty with respect to EBH’s business:

♦	inconsistencies between and among the constitution, national law, government decrees, governmental, ministerial and local orders, decisions and resolutions and other acts;
♦	conflicting local, regional and national rules and regulations;
♦	inconsistent implementation by different localities and government departments of key terms in certain rules;
♦	lack of judicial and administrative guidance on the interpretation of legislation;
♦	absence of a solid system of checks and balances between the different parts of the government;
♦	relative inexperience of judges and courts in interpreting legislation;
♦
high degree of discretion on the part of governmental authorities, which can result in arbitrary actions such as suspension or termination of licenses or approvals and relatively untested bankruptcy procedures that might be vulnerable to abuse; and

♦	differences in the application of norms between different local authorities.

Furthermore, many laws, regulations and legal requirements have only recently been adopted by the central or local governments and their implementation, interpretation and enforcement could involve uncertainty due to the lack of established practice available for reference. Depending on the government agency or how an application or a case is presented to such agency, EBH could receive less favorable interpretations of law than its competitors. In addition, any litigation in China could be protracted and result in substantial legal costs and diversion of resources and Management attention. Similarly, legal uncertainty in China could limit the legal protection available to potential litigants. The occurrence of one or several of these risks could have a material adverse effect on EBH’s business, financial condition and results of operations.

The Company cannot guarantee the accuracy of facts, forecasts and other statistics contained in this Prospectus with respect to China, China’s economy and China’s textile and spandex industry.

Facts, forecasts and other statistics in this Prospectus relating to China, China’s economy and China’s infrastructure construction industry have been derived from official government publications and the Company can guarantee neither the quality nor the reliability of such source materials. They have not been prepared or independently verified by the Company and the Underwriters or any of its or their respective affiliates or advisors and, therefore, we make no representation as to the accuracy of such facts and statistics, which may not be consistent with other information compiled within or outside China. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the statistics herein may be inaccurate or may not be comparable to statistics produced for other economies and should not be relied upon. Furthermore, there is no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere. In all cases, investors should give consideration as to how much weight or importance they should attach to or place on such facts forecasts or statistics.

General risks related to business operations in emerging markets.

All of EBH’s business operations take place in China. China is classified as an emerging market. (Source: Grant Thornton, International Business Report, 2008). Investors should therefore be aware that EBH’s operations are subject to greater risks than operations in more developed markets, including significant legal, economic and political risks. Moreover, emerging economies are subject to rapid change and the information set out here could therefore quickly become outdated. Investments in emerging markets or in companies that operate in emerging markets are generally exposed to additional risk and are generally only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Investors are urged to consult with their personal legal and financial advisors before making an investment.

RISKS RELATED TO OFFERING/LISTING

A liquid public market might not develop or be maintained in the Company’s shares.

Prior to the offering, there was no public trading in the Company’s shares. A liquid market in the shares of the Company may not develop or be maintained after the offering and the stock exchange price of the Company’s shares may fall below the offer price. The offer price for the shares will be determined by means of a book building procedure and will not necessarily provide any indication of the stock exchange price at which the shares will subsequently be traded on the US Stock Exchange or any other exchange. The Company cannot forecast to what extent investors’ interest in its shares will foster trading, nor whether a liquid trading market will develop. The stock exchange price of the Company’s shares could become more volatile, which might lead to less efficient execution of buy and sell orders. Under certain circumstances, investors might not be able to sell their shares at the purchase price fixed for the offering, or at a higher price, or might not be able to sell them at all.

The shares might have a volatile price on the stock exchange.

After the offering, the stock exchange price of the Company’s shares could fluctuate considerably, especially because of fluctuating actual or forecasted results, revised earnings outlooks, failure to meet analysts’ expectations, changes in economic conditions in general, or other factors. The general volatility of stock exchange prices could also exert pressure on the stock exchange price of the Company’s shares without there being any direct connection with EBH’s business, financial condition, results of operations, or business prospects. Because the Company’s shares are growth shares, they are particularly susceptible to fluctuations.

Future capitalization measures could lead to substantial dilution of existing shareholders’ interests in the Company.

The Company may require additional capital in the future to finance our business operations and growth. Both the raising of additional equity through the issuance of new shares and the potential exercise of conversion or option rights by the holders of convertible debentures or option debentures that may be issued in the future could lead to a dilution of shareholder interests. In addition, the acquisition of other companies or investments in companies in exchange for newly issued shares of the Company, as well as the exercise of stock options by EBH Group’s employees in the context of future stock option programs or the issuance of shares to employees in the context of future employee stock participation programs, could lead to such dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Nevada holding company that conducts business through our China-based operating subsidiary. We are one of the leading manufacturers of a broad range of spandex fibres in China. In 2008, EBH increased our annual spandex production capacity from 8,500 tonnes as of December 31, 2007 to 18,500 tons as of June 30, 2008. As of the date of this prospectus, the Company believes to have ranked number six amongst Chinese spandex producers.

EBH produces a wide range of spandex fibres ranging from superfine deniers (“D”) of 10D up to heavy deniers of 1120D. EBH is positioned at the start of the textile industry value chain and delivers its products directly or via distributors to industrial customers for further processing, such as in yarn production, weaving and dyeing. In addition to spandex fibres produced according to industry standard specifications, EBH also produces custom spandex fibres tailored to the individual needs of its customers. EBH sees itself as a premium supplier of spandex in China. EBH attaches special importance to the quality of its products and the continuous improvement of its technological capabilities. Its extensive technological know-how allows EBH to produce fibres with the specific properties that are of particular importance to each customer, such as stretch and knitting characteristics, high temperature resistance and suitability for special dyeing methods. Sales are focused on the four Chinese provinces of Guangdong, Zhejiang, Jiangsu and Fujian, which are the main centres of the Chinese textile industry. A small portion of sales is generated from exports of spandex fibres.

EBH uses the “solution dry spinning process” for its spandex production. The solution dry spinning process is the most common production method and is used by approximately 90 % of the world’s spandex producers. EBH has continuously optimized the solution dry spinning process to improve efficiency and productivity and has attained an exceptionally high level of reliability and continuous operation.

Key factors affecting EBH’s results of operations

The most important factors that may affect the Company’s results of operations include the following:

• Development of the spandex price

EBH’s revenues come from the sale of spandex. Changes in global and especially Chinese spandex demand and prices therefore have a direct impact on EBH’s revenues and results of operations. The market price for spandex has been volatile in the past. The price of spandex is mainly driven by demand from the textile industry, on the one hand and the available production capacity of spandex suppliers, on the other. In 2005, the price for 40D standard spandex decreased considerably to below RMB 44,000 per tonne. This price drop mainly resulted from increases in production capacity by spandex producers. Thereafter, the price for 40D standard spandex increased to almost RMB 90,000 per tonne in April 2007. In the years 2006 and 2007, the price of spandex recovered due to a steady increase in demand from the textile industry and antidumping tariffs imposed by the PRC government against imports from other countries. Recently the price for 40D standard spandex decreased to RMB 46,500 per tonne as of September 30, 2008. Such price movements have a direct influence on EBH’s results of operations. For example, annual net profit increased from a net loss of $5,300,000 for 2005 to a net profit of $26,000,000.for 2007.

EBH believes that several factors will help to attenuate to a certain degree the negative impact of the recent fall in prices on its net profits and results of operations, when compared with the strong positive impact of rising prices on EBH’s net profits and results of operations between 2005 and 2007. In EBH’s view, the most important of these attenuating factors are likely to be EBH’s recent capacity expansion, recent reductions in its raw material consumption and the fact that sales of higher margin products such as high quality custom spandex and fine denier spandex now account for a greater pro portion of EBH’s total revenues. The recent decrease in spandex prices is mainly the result of RMB appreciation that affects the competitive position of Chinese textile producers on international markets, the detrimental impacts of a severe snow storm in China in January and February 2008 that led to the suspension of textile production caused by collapses of power supply and disruption in public transport in parts of China on the production and consumption of textiles in China, reductions of VAT rebates granted by the PRC government for textile exports, a slight decrease in spandex supply as a  result of an increased spandex production capacity and the slowdown in retail demand from the US for Chinese produced textiles due to the effects of the subprime mortgage crises.

• Overall growth of the spandex market

As one of the leading producers of spandex, EBH benefits from the increasing demand for spandex, particularly triggered by the strongly growing textile industry in China. Since the 1990s the demand for spandex has continuously grown as new applications for spandex have been discovered. Over the same period, spandex production costs have decreased due to the adoption of new technologies and improvements in the manufacturing processes used to produce spandex. The annual global consumption of spandex increased from 113,700 tonnes in 1998, to 229,400 tonnes in 2003 and 323,500 tonnes in 2007. From 1998 to 2007, the CAGR of global spandex consumption amounted to 12.3%. Due to the rising levels of both income and disposable income of Chinese residents, along with a global shift in textile production to China, China’s consumption of spandex experienced particularly high growth rates. In China, the annual spandex consumption increased from 32,300 tonnes in 1998, to 81,000 tonnes in 2003 and 189,500 tonnes in 2007. Due to an ongoing shift of the textile industry to China, a rising income level of Chinese residents and growing scope of spandex applications, it is expected that the annual consumption of spandex in China will further increase to approximately 265,000 tonnes in 2012, The Chinese consumption would then account for 56.8 % of the expected global consumption.

• Competition in the Chinese spandex market

The Chinese spandex market is highly competitive and fragmented and EBH faces competition from two types of competitors: local manufacturers such as Zhejiang Huaf eng Spandex Co., Ltd and Yantai Spandex, Co. Ltd. and international competitors such as INVISTA, Hyosung Group Korea and Asahi Kasei Corporation.In addition to these large competitors, there are also several smaller Chinese suppliers who are active in the market, but who, as Management believes, largely lag behind their bigger competitors in terms of product scope, quality and production efficiency. For the forthcoming years, EBH expects increasing competition in the Chinese market for spandex, which is beginning to evolve into a mature market. A phase of consolidation could commence in the near future in which competitors might merge or otherwise establish cooperative relationships to enhance their market position and take advantage of possible economies of scale. At the same time, other competitors may be driven out of business and/or new competitors may enter the market.

Apart from possible market consolidation and the possible emergence of new competitors, the competitive landscape in China may significantly change due to an increase in spandex production capacity by existing competitors. Several Chinese spandex producers besides EBH, such as Yantai and Hyosung, have already announced plans to expand their production capacities in the near future. Such extensions will possibly create excess spandex capacity and may result in a gap between supply and demand. Excess capacities are expected to emerge, particularly with regard to standard spandex products in the range between 40D and 70D and could lead to additional competitive pressure in the market and may adversely affect spandex prices. However, there are more than 25 spandex producers active in the Chinese market and some of them could be phased out by a potential price drop, so that oversupply, should it emerge, will probably be temporary. EBH also expects to benefit from its capability to produce a broad range of high quality and custom spandex products as it expects a disproportionately high demand for these products. Furthermore, competition in this area of specialty spandex products is not only driven by the price, but also by quality, brand perception and technological capabilities.

• Development of raw material prices and costs for public utilities

The profit margin of EBH is directly affected by changes of its cost of sales. Cost of sales comprises the costs for raw materials, public utilities (including energy costs), labour and depreciation of equipment.

Among these, raw material prices and costs for public utilities are the most important components. In 2007, approximately 69 % of EBH’s costs of sales were attributable to raw materials and 16 % to public utilities such as energy and steam. The total costs of sales increased from $ 18,046,413 in 2005 to $ 34,428,133 in 2006, and to $ 44,792,611 in 2007. Such increase mainly resulted from an increased spandex production. Related to the production of one tonne of spandex, cost of sales amounted to RMB 43,534 in 2005, RMB 38,282 in 2006 and RMB 40,734 in 2007.

EBH uses 17 different raw materials to produce spandex, of which PTMEG and MDI account for the vast majority of raw material costs. In 2007, PTMEG and MDI accounted for approximately 48% and 9%, respectively, of EBH’s total costs of sale. Developments in PTMEG and MDI prices therefore can have a significant impact on EBH’s results of operations.

Beside the development of prices for raw materials required for the production of PTMEG, there is typically also a correlation between the development of spandex production capacity and the price of PTMEG since approximately 95 % of the world output of PTMEG is used for spandex production. PTMEG prices may therefore tend to increase in phases of strong capacity expansion and increasing demand from spandex producers. The PTMEG price remained relatively stable within the last three years. PTMEG prices changed from $2,860 per tonne as at 1 January 2005 to USD 2,650 as at 1 January 2006 and to USD 3,020 as at 1 January 2007. As at January 1, 2008, the PTMEG price amounted to USD 3,400 per tonne and slightly increased to $3,420 per tonne as of September 30, 2008.

In addition to being partially dependent on the price of crude oil from which some of the precursor chemicals in making MDI are obtained, the price of MDI is mainly driven by demand from the construction and electrical equipment industries, which consume the majority of the total annual output of MDI. Fluctuations in MDI demand in these industries therefore can impact EBH’s costs of sale by affecting the price of MDI. During the last three years, MDI prices changed from $2,910 per tonne as at January 1, 2005 to USD 2,450 as at January 1, 2006 and to $2,230 as at January 1, 2007. As at January 1, 2008, the MDI price amounted to USD 2,850 per tonne and slightly decreased to $ 2,100 per tonne as of September 30, 2008

During the last three years, the costs of public utilities (costs for electricity, steam and fuel oil) attributed to EBH’s production remained relatively stable and accounted for approximately 16.5%, 16.7 % and 15.4 % of EBH’s total cost of sales in 2005, 2006 and 2007, respectively. In addition to the aforementioned factors, the prices of PTMEG, MDI and electricity are to a different extent positively correlated with the price of oil, which recently increased significantly. The recent increases in oil prices could therefore also lead to increases in EBH’s sourcing costs for raw materials. However, the correlation between the price of raw materials used by EBH and the price of crude oil is not very strong. For example, from January 2008 to June 2008, the price for PTMEG only increased by approximately 1.5 % and the price for MDI decreased by approximately 4.2%, whereas the oil price increased substantially during this period.

• Effective operating rate

The results of EBH are influenced by the utilization of its production capacity. EBH’s total annual production capacity is calculated based on 8,000 operating hours at full load per year. EBH continuously increased its effective operation rates from 62.6 % in 2005 to 87.2 % in 2006 and 97.6 % in 2007 and operates at significantly higher effective operating rates compared to the industry average of Chinese spandex producers of 77 % in 2007 (based on the ratio of annual spandex production in China to total annual production capacity in China, source: CCF). The low effective operation rate in 2005 was caused by a technological upgrade of the production process and power shortages which resulted in more than one month’s production stoppage. EBH places an emphasis on minimizing the number of production stops for product changes and maintenance days and also gathered experience in the quick and efficient commissioning of new equipment. In the first half year of 2008, EBH achieved an effective operating rate of 93.6 % showing EBH’s ability to maintain high effective operating rates even with newly added capacity.

• Product mix

EBH produces a broad range of spandex fibers produced according to industry standard specifications that are suitable for use in most applications requiring spandex and custom spandex with special properties and quality characteristics geared towards the requirements of individual customers.

In EBH’s experience, standard spandex products in the medium denier range from 40D to 70D tend to sell in high volumes and relatively lower profit margins than fine deniers. The excess capacities that are projected for 2008 in the Chinese spandex market are mainly for these high volume standard products.

In contrast to many of its competitors in China, EBH also produces high quality and custom spandex in a broad range of deniers. The range of spandex products with standard properties also comprises fine denier spandex (<40D) and heavy denier spandex (>=100D). Each of these denier categories may further be subdivided into spandex fibres with different properties. Custom spandex is produces with special properties and quality characteristics geared towards the requirements of individual customers. The Company’s experience has been that it receives a price premium on sales of custom products as well as certain fine and heavy denier spandex, because prices may be individually negotiated and are not necessarily coupled to a price benchmark.

Spandex fibers with standard properties in a medium denier range constitute a large proportion of EBH’s output which enables EBH to produce for stock in the absence of orders from particular customers and, thus, achieve sufficient effective operating rates of its production capacity. EBH has nevertheless begun to shift its product mix to include a greater proportion of highermargin products, such as custom spandex and fine denier spandex. For instance, in the year 2005, EBH generated 91 % of its revenues through the sale of medium denier spandex (> = 40D and <100) spandex products and only 8 % of its revenues through sales of fine denier spandex (<40D). In 2007, the portion of medium denier spandex products decreased to 66 % of EBH’s total revenues and sales of fine denier spandex products accounted for 2 0 % of total revenues. In the first half year of 2008, EBH generated 50 % of its revenues through the sale of fine denier spandex.

• Dependency on the downstream textile market

The majority of spandex is used within the textile industry and the demand for spandex is ultimately determined by consumers in the downstream market for textiles. EBH is located at the start of the industry’s textile value chain and supplies spandex for further processing at later stages of the value chain by textile producers. Due to its position in the upstream market, EBH is not able to directly affect the downstream market, although its results of operations are closely interlinked with developments in the downstream textile industry at the end of the industry’s value chain.

Spandex is used primarily in the production of textiles. The demand for spandex is therefore influenced by the global demand for textiles. As the Company’s production facilities and all of its major customers are located in China, EBH’s results of operations depend, in particular, on the development of the Chinese textile industry and on the development of domestic demand for textiles in the PRC. The Chinese textile industry is by far the largest in the world. For the years 2000 to 2006, China’s yearonyear growth in textile exports consistently exceeded 20%. Due to rising wealth and disposable income of the Chinese population, the domestic consumption of garments, apparel and designer apparel recorded outstanding growth rates. In the period from 2000 to 2006, the consumption of garments increased at a CAGR of 12%, whereby normal garments increased at a CAGR of 10 % and high end garments increased at CAGR of 23%.

• Capacity expansion

EBH’s ability to generate revenues from the sale of spandex is limited by its production capacity. In 2007, EBH generated revenues of $74,600,000 with an annual production capacity of 8,500 tonnes of spandex operating at nearly full load (97.6%). The Company’s expansion schedule projects an increase in annual production capacity by 162 % from 18,500 tonnes as of June 30, 2008 to 48,500 tonnes by the second half of 2011. Such capacity expansion opens up potential for significantly higher revenues. The increase of annual production capacity to 18,500 tonnes during the first half of 2008 was one of the main reasons for the increase in revenues of 12.8 % compared to the first half of 2007. Due to its cost efficient production and broad scope of products, the Company finds itself in a favorable position to fully utilize its future capacity by gaining additional market share and, at the same time, benefit from the expected market growth in the demand for spandex.

The rapid expansion of EBH’s production capacity will require significant capital expenditures. The Company currently estimates that its aggregate capital requirements for the expansion of its current annual production capacity from 18,500 tonnes to 48,500 tonnes by the second half of 2011 will total approximately 1,500 million RMB.

With the completion of its expansion schedule by the second half of 2011, EBH aims to become one of the top three spandex producers in China based on production capacity. Such a leading market position would, for example, allow EBH to increase its pricing power in the market. EBH also expects to realize economies of scale in terms of improved sourcing conditions for increased amounts of raw materials as well as synergy effects in production, logistics and administration.

• Applications for spandex

Driven by the discovery of new applications for spandex, spandex demand has increased rapidly since the 1990s. The global annual production of spandex reached 113,700 tonnes by 1998 and increased to 342,000 tonnes in 2007. By now, most of clothes containing synthetic fibres also include between 3 % and 18 % of spandex. Due to improved characteristics of spandex combined with a decline in production costs, spandex blended fabrics have become more and more common. However, developing countries still provide further growth potential for the consumption of spandex fibers. For example, the per capita consumption of spandex in China was less than 30 grams compared to a per capita consumption of 150 grams of spandex in developed countries. The demand for spandex in textile applications is also driven by consumer trends. For instance, the popularity of spandex has continued to increase in recent years in the United States and Western Europe with a continuing trend towards women’s leggings and stretch wear and men’s and women’s spandex containing active wear and comfortable outerwear. In addition to a potential increase of the share of spandex in common applications, there are several developments in progress to discover possible further applications for spandex by adapting its characteristics such as increased moisture absorption and desorption, chlorine resistance or antimicrobial properties.

• Aramid fiber production capacity

EBH is planning to begin the construction of Phase 1 of aramid fiber production capacity of 3,000 tonnes in early 2009 and complete it by the second half of 2009. Phase 2, an increase in annual aramid fiber production capacity of 3,000 tons, will be scheduled to begin in early 2010 and completed in the second half of 2010, which result in a total annual aramid fiber production capacity of 6,000 tons.

The planning of EBH’s aramid fiber production capacity will require significant capital expenditures. The Company currently estimates that its aggregate capital requirements for the construction of its aramid fiber annual production capacity to 6,000 tonnes by the second half of 2010 will total approximately RMB 700 million.

With the completion of its aramid fiber production plan scheduled by the second half of 2010, EBH aims to become No.1 aramid fiber producer in China based on production capacity. Such a leading market position would, for example, allow EBH to increase its pricing power in the market. EBH also expects to realize economies of scale in terms of improved sourcing conditions for increased amounts of raw materials as well as synergy effects in production, logistics and administration.

• Applications for Aramid fiber

Aramid fibers are frequently used in fire and flame resistant clothing, protective equipment such as EMU, vests and helmets for firefighters, asbestos mitigation equipment, hot air filtration, reinforcement of rubber goods such as tires, ropes and cables, and sailcloth. Aramid fabric can also be treated with resins or epoxies to make polymer matrix composites. These composites combine the strength of the aramid fibers with the resin to create an industrial textile that is strong, easily molded into complex shapes, and abrasion and impact resistant. These composites are frequently used in transportation applications, including the building of boats and aircraft.

Aramid fibers are used to produce all kinds of synthetic materials, including fabrics for filtration, anti-static applications, plastic coverings, and medical products. Synthetic material made of aramid fibers does not ignite or melt, making it useful for friction products, such as pads for brakes and clutches or gaskets and seals. Aramid fibers and aramid fabrics are also lightweight and flexible, making them useful in sporting goods such as skis. Sailboats use aramid fiber based sails because they are durable and stable. Aramid fibers and aramid fabrics are also good insulators of electricity, are resistant to organic solvents and fuels. Aramid fibers have a higher tensile strength than the glass fibers often used in composite materials.

• Production efficiency and flexibility

The results of EBH are influenced by the cost efficiency of its production. EBH has improved its production efficiency by accelerating the spinning speed and lowering the consumption of solvents by increasing the level of recycling. For example, EBH managed to lower its consumption of PTMEG and MDI from approximately 779 kilos of PTMEG and 191 kilos of MDI per tonne of spandex sold in 2005 to approximately 759 kilos of PTMEG and 181 kilos of MDI per tonne of spandex sold in 2006 and to approximately 746 kilos of PTMEG and 178 kilos of MDI per tonne of spandex sold in 2007. Furthermore, the consumption of solvents such as DMAc has been significantly lowered through improved recycling rates. Increased efficiency in the production process lowers EBH’s production costs and better positions it to succeed in a competitive market. The Company therefore intends to invest increasingly in research and development projects, with the aim to continue to find operational efficiencies.

• Internationalization

While China historically was a net importer of spandex, it became a net exporter since 2006, driven by a strong increase in domestic production capacity. In 2007 Chinese exports amounted to 28,700 tonnes of spandex, compared to imports in the amount of 13,100 tonnes (Source: SRI, July 2008). EBH currently sells its products mainly to domestic customers, though a small part of its production is sold to customers outside China. In 2007, 8% of total sales were generated by exports and the expansion of multinational operations is part of EBH’s future growth strategy. The establishment of an international sales network would provide EBH the opportunity to react more flexibly to developments of the Chinese spandex market and the Chinese textile industry and to grab market opportunities from newly arising demand for spandex outside China. The Company’s ability to grow through international sales is constrained at present by the fact that export prices for span dex are slightly lower than the prices on the PRC domestic market, a phenomenon that may be partially explained by VAT refunds granted by the Chinese government. However, the Company believes it is prudent to be in a position to take advantage of any future favourable movements in spandex prices on non Chinese markets.

• Effects of currency fluctuations, in particular between the USD and the Renminbi

The Company’s consolidated financial statements have been and will be prepared in USD, while EBH’s operating currency is the RMB. Therefore, EBH’s revenue and operating results are affected by fluctuations in the relative value of the USD and RMB. A devaluation of the RMB versus the USD would therefore have a negative effect on the USD denominated items of the Company’s consolidated financial statements, while an appreciation of the RMB against the USD would have a positive effect on such items.

In 2007, a significant portion of EBH’s total supply costs were incurred in USD, while almost all of its revenues were in RMB. EBH would therefore benefit from an appreciation of the RMB versus the USD. The planned internationalisation of EBH’s business may result in an increased exposure of EBH to ongoing fluctuations in foreign exchange rates of other currencies and to an increasing amount of expenditures and sales settled in currencies other than the RMB in the future.

• Changes in applicable tax provisions

The current tax status of EBH and the interpretation of applicable tax provisions may be subject to changes in the future and may have a direct effect on EBH’s result of operations. Furthermore, EBH Spandex has made use of and will make further use of the tax holidays such that it will not have to pay any corporate income tax for fiscal years 2007 and 2008 and only pay such taxes at a rate of 12.5 % for fiscal years 2009, 2010 and 2011. From 2012 onwards, EBH Hangzhou will be subject to taxation at a rate of 25%.

For the exports of spandex, EBH benefits from VAT refunds granted by the PRC government. The VAT rebate rate has been reduced from its original level of 15 % to 13 % in 2004 and from 13 % to 11 % in 2006. With effect from 1 August 2008, the VAT rebate rate increased again to 13%. Against the background of the internationalization of EBH’s business, future changes in VAT refund rates may impact EBH’s competitiveness and affect its results of operations. In addition, changes in VAT refunds granted by the PRC government for textile exports may impact the international competitiveness of China’s downstream textile industry and may therefore lead to changes in the PRC domestic demand for products from upstream producers such as EBH.

Moreover, with the introduction of the PRC Corporate Income Tax Law as at 1 January 2008, tax incentives for the reinvestments of dividends have been withdrawn.

Result of Operations

For the Nine Months ended September 30, 2008 Compared to Nine Months ended September 30, 2007

The following table summarizes the results of our operations during the nine months ended September 30, 2008 and 2007 and provides information regarding the dollar and percentage change.

	Nine Months Ended September 30
	2008	2007
		Predecessor
	Unaudited	Unaudited
	USD	USD
Revenues	70,232,386	55,393,751
Cost of Goods Sold	48,561,105	32,266,126
Gross Profit	21,671,281	23,127,625
Operating Expenses:
Selling, General and Administrative	2,605,173	896,694
Operating Income	19,066,108	22,230,931
Other Income (expense)
Other Income	72,141	10,587
Interest, net	(2,874,106)	(1,690,098)
	(2,801,965)	(1,679,511)
Income before income tax expense	16,264,143	20,551,420
Income tax expense	-	-
Net income	16,264,103	20,551,420
Other comprehensive income	5,024,068	1,240,785
Comprehensive income	21,288,211	21,792,205

Revenues. Revenues for the nine months ended September 30, 2008 totaled $70.23 million, compared to $55.39 million for the nine months ended September 30, 2007, an increase of approximately $14.84 million, or approximately 26.79%. The increase in revenue is attributable to the increase in the sale of our products. The increase was also attributable to our increased marketing which brought in new customers as well as increased orders from our existing customers.

Cost of Sales. Cost of sales for the nine months ended September 30, 2008 increased $16.29 million, or 50.50%, to $48.56 million, from $32.27 million in the nine months ended September 30, 2007. The increase in our cost of sales was a direct result of the increase in the sale of our products and the increase in the raw material prices in the first half of 2008.

Selling, General and Administrative Expenses.  General and administrative expenses for the nine months ended September 30, 2008 was $2.61 million, increased $1,708,479, or 190.53%, compared to general and administrative expenses of $896,694 in the same period in 2007.  This increase in general and administrative expense was primarily due to an increase in expenditure during the nine months ended September 30, 2008 in connection with IPO expenses originally planned to go public in Germany.
Income From Operations. Income from operations was $19.07 million for the nine months ended September 30, 2008 as compared to income from operations of $22.23 million for the same period in 2007, a  decrease of $3,164,823 or approximately 11.25%. This decrease was due to increment of General and Administrative Expenses, particularly caused by the IPO expenses.

Net Income.  Net income was $16.26 million for the nine months ended September 30, 2008, compared to net income of $20.55 million for the same period in 2007, an increase of $4,287,277, or 20.86%. The decrease was due to incurrence of the IPO expenses mentioned above.

Year Ended December 31, 2007 compared to the year ended December 31, 2006

The following table summarizes the results of our operations during the fiscal years ended December 31, 2007 and 2006 and provides information regarding the dollar and percentage increase or (decrease) from the 2006 fiscal year to the 2007 fiscal year.

	Years Ended December 31
	2007	2006
	Audited	Audited
	USD	USD
Revenues	74,643,617	40,715,514
Cost of Goods Sold	44,792,611	34,428,133)
Gross Margin (Loss)	29,851,006	6,287,381
Operating Expenses:
Selling, General and Administrative	1,705,708	1,199,976
Operating Income	28,145,298	5,087,405
Other Income (expense)
Interest, net	(2,070,019)	(3,022,657)
Other Income	3,662	13,170

Income before income tax benefit	26,078,941	2,077,918
Income tax benefit	(35,643)	(43,345)
Net income	26,114,584	2,121,263
Other comprehensive income	2,684,570	573,970
Comprehensive income	28,799,154	2,695,233

Revenues. Revenues for the year ended December 31, 2007 totaled $74.64 million, compared to $40.72 million for the year ended December 31, 2006, an increase of $33.92 million or approximately 83.3% during the 2007 period. The increase in revenue is primarily attributable to the continued growth in consumer demand for 40D.  We believe that the increase was also attributable to our increased marketing which brought in new customers as well as increased orders from our existing customers.

Cost of Sales. Cost of sales for the year ended December 31, 2007 increased by 10.36 million, or 30.1%, to $44.79 million, from $34.43 million in the year ended December 31, 2006. The increase in our cost of sales was a direct result of the increase in the sale of our products. The gross margin is 40% for the one-year period ended December 31, 2007 and is 15.44% for the same period in 2006.  The gross margin increased by approximately 159.07% from period to period.

Selling, General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2007 totaled $1.71 million, or approximately 2.29% of revenues, compared to $1.20 million, or approximately 2.95% of revenues, in the year ended December 31, 2006, an increase of $505,732. This increase in selling, general and administrative expense was primarily due to transportation expenses and increment of head count. The transportation expenses were stimulated by the sharp enhancement of oil prices.

Income from Operations. Income from operations in the fiscal year ended December 31, 2007 was $28.15 million, as compared to income from operations of $5.09 million for the year ended December 31, 2006, an increase of $23.06 million, or approximately 453.23%. This increase was due to an increase in net sales.  Income from operations had a larger percentage increase than net sales because 42.15% increase in general and administrative expenses from period to period was lower than approximately 159.07%  increases in net sales from period to period.

Net Income. Net income was $16.26 million for the year ended December 31, 2007, compared to net income of $2.12 million for the year ended December 31, 2006, an increase of $14.14 million, or 666.98%. The increase was due to our increased sales and the continued growth of our business.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Nine Months Ended September 30		Years Ended on December 31
	2008	2007 (Predecessor)	2007	2006
	unaudited	unaudited	(Predecessor)	(Predecessor)
Cash flows from operating activities:	USD	USD	USD	USD
Net income	16,264,143	20,551,420	26,114,584	2,121,263
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,023,293	3,185,246	4,130,961	3,561,333
Provision for losses on accounts receivable	-	-	142,573	173,380
Provision for inventories write-down	-	-		(595,626)
Deferred income taxes	-	-	35,643	43,345
Others, net	263,246	330,789
Changes in operating assets and liabilities
Accounts and other receivables	(25,929,000)	(6,636,738)	(3,479,818)	(547,134)
Inventories, net	(5,695,686)	(1,253,419)	(2,820,504)	520,632
Amounts due from related parties	2,345,329	4,895,521	2,332,869	(1,216)
Accounts and other payable	19,549,536	2,882,645	(2,566,446)	3,266,233
Amounts due to related parties	499,379	354,636	78,766	(670,562)
Net cash provided by operating activities	12,320,240	24,310,100	23,968,628	7,871,648
Cash flows from investing activities:
Acquisition of property, plant and equipment	(21,324,606)	(13,336,534)	(21,479,356)	(4,230,792)
Net cash used in investing activities	(21,324,606)	(13,336,514)	(21,479,356)	(4,230,792)
Cash flows from financing activities:
Contribution from shareholders	-	2,700,000	9,000,000	-
Proceeds (repayment) of short-term loans	18,427,319	(5,899,974)	(8,966,785)	(1,214,316)
Proceeds from long-term loans	428,633	9,116,958	9,189,970	-
Proceeds from (repayment) of long-term loans	691,333	(5,600,417)	(5,251,411)	-
Decrease (Increase) in restricted cash	(13,689,903)	2,617,713	5,690,447	1,406,430
Net cash provided by financing activities	5,857,382	2,934,280	9,662,221	192,114
Effect of foreign currency fluctuation on cash	1,109,340	476,614	721,273	21,474
(Decrease) increase in cash and cash equivalents	(2,037,644)	14,384,460	12,872,766	3,854,444
Cash and cash equivalents at beginning of year	17,634,107	4,761,341	4,761,341	906,897
Cash and cash equivalents at end of year	15,596,463	19,145,801	17,634,107	4,761,341
Supplemental cash flow information:
Cash paid for interest	3,079,670	1,923,820	2,745,944	3,467,602
Cash paid for income taxes	-	-	-	-

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates were made; however actual results when ultimately realized could differ from those estimates.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin ("SAB") No. 104. All of the following criteria must exist in order for us to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

Sales of spandex are recognized when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not our revenue; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Foreign Currency Translation

The accompanying financial statements were presented in United States dollars. The functional currency of the Company was the Renminbi (RMB). Capital accounts of the financial statements were translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities were translated at the exchange rates as of balance sheet date. Income and expenditures were translated at the average exchange rate of the fiscal years of 2007 and 2006, and nine months ended on September 30, 2008.

	2008	2007	2006

Year end RMB: US$ exchange rate	6.855	7.314	7.818
Average yearly RMB: US$ exchange rate	6.999	7.617	7.982

Income Taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes were provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance was provided for deferred tax assets if it was more likely than not these items will either expire before the Company was able to realize their benefits, or that future realization was uncertain.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are recorded at the contract amount after deduction of trade discounts, allowances, if any, and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience, customer specific facts and economic conditions.

We review our allowance for doubtful accounts monthly. Past due balances over 1 year and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. Cost of finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

PROPERTY AND FACILITIES

We were granted the following land use rights to our production site in Hangzhou by the PRC State Land Resource Administration Bureau, Hangzhou Xiaoshan Branch:

♦
An area of 100,630 square meters located in the city of Hangzhou for the construction of industrial buildings, office buildings and dormitory buildings. The granted land use right will expire on September 2, 2053.

We own the following buildings our production site in Xiaoshan:

♦	An industrial building with a total area of 15,373.92 square meters.
♦	Industrial buildings with a total area of 14,097.76 square meters including ancillary industrial buildings and an industrial warehouse.
♦	An industrial building with a total area of 15,373.92 square meters.
♦	Seven (7) other buildings with a total area of 31,092 square meters, including pump buildings, a power building, switching station, a boiler building and a warehouse, are under construction.

In addition to our business headquarter in the Zhejiang province, we also operate two representative offices in the Jiangsu and Guangdong provinces.

Our equipment includes machinery, electronic equipment and vehicles used in the manufacture process and for other business purposes. Our property, plant and equipment have a total value of $84,500,000 as of September 30, 2008. There are no mortgages or pledges on these assets.

Currently our operations comply with environmental and occupational health and safety requirements. We do not have any liabilities due to any violation of such requirements, and are not aware of any environmental issues that may affect our use of the fixed assets.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2008 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (1)	Percent of Class (2)
Common Stock	Zhehong Shen	39,165,213	28%
Common Stock	Zhehao Shen	34,269,561	24.5%
Common Stock	Zheping Shen	24,478,258	17.5%
Common Stock	Amazing Goal Holdings Limited (3)	5,315,278	3.8%
Common Stock	Ever Raise International Limited (4)	2,797,515	2%
Common Stock	Fair Jade International Limited (5)	1,398,757	1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and   Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of, and sole voting power and investment power with respect to the shares of our common stock.

(2)	Based upon 139,875,760 shares outstanding as of January 11, 2009.
(3)	Mr. Suyi Zheng is the principal of Amazing Goal Holdings Limited.
(4)	Mr. Suyi Zheng is the principal of Ever Raise International Limited.
(5)	Mr. Suyi Zheng is the principal of Fair Jade International Limited.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth the name and position of each of our current executive officers, directors and significant employees and their ages and titles as January 11, 2009.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, ages, and positions of our executive officers and directors as of January 11, 2009. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified.

Board of Directors
Bolong Xing
Zhehong Shen
Wei Guan
Maochang Zhou
Jichao Yang

Executive Officers

NAME	AGE	POSITION
Bolong Xing	58	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Chairman
Zhehong Shen	39	Director
Wei Guan	46	Director
Maochang Zhou	55	Director
Jichao Yang	54	Director

Mr. Bolong Xing.

Mr. Xing has over 30 years of experience in textile and fiber (spandex) industry in China. Before he joined us in 2003, he previously was the president of the Jiangsu Province Textile Industry Design and Research Institute in charge of the government funded research projects on fiber in Jiangsu Province. Currently he also serve as the Deputy President if the Jiangsu Province Textile Association and the Deputy Chairman of the Fourth Council of China Textile Exploration & Design Association. He graduated with a B.A. in 1978 from Dongnan University located in Nanjing, Jiangsu Province in China.

Zhehong Shen.

Mr.Shen has over 15 years of experience in textile and fiber industry in China. He previously was the senior manager in Hangzhou xiaoshan cement co., ltd and Hangzhou xiaoshan shannan fiber company. Currently, he is the Chairman of Zhejiang Yinan Chemical Fiber Group Co., Ltd.

Wei Guan.

Since 1986, Mr. Guan has served as the secretary of the Youth League Committee of the Renmin University of China, assistant of publicity Department of Party Committee as well as Party Secretary of finance department. Currently, Mr. GuanWei holds the position as the associate professor in finance department, deputy director of the Development &Planning Department as well as the head of Insurance Research Committee of Renmin University of China. He received his B.A. and M.A. in Philosophy from Renmin University in 1983 and 1986, respectively. In 1996, he obtained a M.A. in finance in 1996.

Maochang Zhou.

He served as deputy director of Xiaoshan Planning Commission and director for Commerce and Economic Development Bureau. From 2001 to 2003, he worked as chairman of Hangzhou Jinma Hotel; from 2001 to 2004, he also worked as chairman of Hangzhou Jinma Heat-Electricity Co., Ltd. Since 2001, Mr. Zhou Maochang services as the General Manger in State Assets Management Co.,Ltd of Xiaoshan Economic& Technology Development Zone.

Jichao Yang.

From January 1982 to October 1993, he served as deputy head of section for the PRC textile industry ministry. From October 1993 to December 1994, he served as deputy executive for China Textile Association and from December 1994 to June 1995 as deputy director. From July 1998 to February 2001, Mr. Yang Jichao held the position of chief engineer at the Economic and Trade Commission of the Tibet Autonomous Region and from July 1998 to February 2001 he served as director for the planning development division of China National Textile Industry Bureau. From August 2000 until May 2002, he also held the position of director at the Textile Information Centre. Since May 2002, he first served as deputy Secretary General and then as Secretary General of China’s National Textile and Apparel Council. From January 2001 to September 2005, Yang Jichao also served as director of the information department of China’s National Textile and Apparel Council. He received his B.S. in 1981 from Tianjin Institute of Textile Science and Technology.

There are no agreements or understandings for any of our executive officers, directors or significant employees to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal  proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws (except where not subsequently dismissed without sanction or settlement), or from engaging in any type of business practice, or a finding of any violation of federal or state securities laws. To the best of our knowledge and except as set forth below, no petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our directors or officers, or any partnership in which any of our directors or officers was a general partner at or within two years before the time of such filing, or any corporation or business association of which any of our directors or officers was an executive officer at or within two years before the time of such filing. Except as set forth in our discussion herein, under the heading “Transaction with Related Persons, Promoters and Certain Control Persons; Corporate Governance,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the period ended September 30, 2008, and December 31, 2007 and 2006 in all capacities for the accounts of our executives, including the Chief Executive Officer, Chief Financial Officer, and Chief Operation Officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)
Bolong Xing	2008	83,120	0	0	0	0	0	0	83,120
CEO	2007	44,155	0	0	0	0	0	0	44,155
President and	2006	4,800	0	0	0	0	0	0	4,800
Chairman

Cory Roberts	2008	0	0	0	0	0	0	0	0
(Former	2007	0	0	0	0	0	0	0	0
President and
Chairman)

Summary of Employment Agreements and Material Terms

The company has long-term employment contract with Mr.Xing.  His employment contract is for a term of eight (8) years, expiring on December 31, 2011.  Pursuant to his contract, Mr. Xing is entitled to $73,163.59 per year which shall be paid in equal installment on the 20th day of each month. A copy of his employment contract is attached hereto as Exhibit 10.2.

Bonus and Deferred Compensation

We do not have any bonus, deferred compensation or retirement plan. We do not have a compensation committee.  All decisions regarding compensation are determined by our board of directors. We intend to establish a compensation committee led by an independent director.

Outstanding Equity Awards at Fiscal Year End

We adopted the VT Arabic 2004 Equity Incentive Plan. However, none of our executive officers received unexercised option stock that has not vested or equity incentive plan awards that remained outstanding as of January 11, 2009.  A copy of that Equity Incentive Plan is attached hereto as Exhibit 10.3

Director Compensation

During the first nine months ended September 30, 2008 and the fiscal year of 2007 and 2006, we did not pay our directors any compensation for their services as our directors. In the future, we will adopt a policy for paying independent directors a fee for their attendance at our board and committee meetings. We also reimburse our directors for reasonable travel expenses related to their duties as our directors.

Limitation of Liability and Indemnification

See our disclosure elsewhere herein, under “Indemnification of Officers and Directors.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following includes a summary of transactions since the beginning of the last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as arm’s length transactions.

On December 31, 2008, we completed a reverse acquisition transaction through a share exchange with EBH Investment Holding Company Limited, whereby we issued the shareholders and consultants of EBH Investment Holding Company Limited 139,875,760 shares of our common stock, par value $0.001, in exchange for all the issued and outstanding capital stock of EBH. EBH thereby became our wholly owned subsidiary, and its subsidiaries EBH Spandex became our indirect subsidiaries. As a condition of the reverse acquisition transaction, Lanny Lang and Cory Roberts resigned from all directors and offices. Mr. Bolong Xing was appointed as our President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer. Bolong Xing, Zhehong Shen, Wei Guan, Maochang Zhou and Jiachao Yang were appointed as our directors.
(a) Related company balances

At December 31, 2007, 2006 and 2005, amounts due from/to related companies consist of:

(i) Due from related companies

Trade	2007	2006	2005
	USD	USD	USD
Hangzhou Yililong Textile Co., Ltd.	323,500	204,656	86,957
Hangzhou Yimin Import&Export Co., Ltd.	892,300	-	159,121
Hangzhou Shilun Trading Co., Ltd.	847,893	610,145	1,125,271
Hangzhou Zhebang Chemical Fibre Co., Ltd.	2,057,081	916,078	546,671
Hangzhou Shen’s Chemical Fibre Co., Ltd.	691,133	729,087	110,706
	4,811,907	2,459,966	2,028,726
Non-trade
Hangzhou Shilun Trading Co., Ltd.	112,856	2,828,242	2,303,695
Hangzhou Yinan Chemical Fibre Group Co., Ltd.	-	-	120,154
Hangzhou Zhebang Chemical Fibre Co., Ltd.	-	-	298,695
Hangzhou Lanfeng Textile Import&Export Co., Ltd.	134,190	1,296,321	1,798,044
Hangzhou Shen’s Chemical Fibre Co., Ltd.	68,362	63,955	62,621
Hangzhou Mesbon Chemical Fibre Co., Ltd.	-	95,932	-
Ultimate shareholders and key management	-	325,250	233,220
	315,408	4,609,700	4,816,429
Total	5,127,315	7,069,666	6,845,155

All amounts due from related companies are short-term and repayable on demand. Except the amounts with related companies disclosed in (b)(ii) Interest received from related companies, the rest are non-interest bearing.

(ii) Due to related companies

Non-Trade	2007	2006	2005
	USD	USD	USD
Ultimate shareholders*	600,602	485,142	234,971
Hangzhou Yimin Import&Export Co., Ltd.	-	22,755	185,804
Hangzhou Yililong Textile Co., Ltd.	10,084	9,434	-
Hanzhou Zhebang Chemical Fibre Co., Ltd.	24,322	-	247,739
Zhejiang Mesbon Industry Group Co., Ltd.	-	-	495,480
	635,008	517,331	1,163,994

All amounts due to related companies are short-term and repayable on demand. Except the amounts with related companies disclosed in (b)(ii) Interest paid to related companies, the rest are non-interest bearing.

The above mentioned companies are defined as related companies because they are controlled by the common ultimate shareholders with us.

* We entered into an agreement with the ultimate shareholders in December 2008, in which the ultimate shareholders agreed to forgive the receivable due from the Company.

(b) The principal related party transactions during the year ended December 31, 2007, 2006 and 2005 consisted of:

(i) Sales to related parties

	2007	2006	2005
	USD	USD	USD
Sales of spandex
Hangzhou Shen’s Chemical Fibre Co., Ltd.	1,722,973	1,164,730	151,312
Hangzhou Shilun Trading Co., Ltd.	397,275	73,629	356,543
Hangzhou Yililong Import&Export Co., Ltd.	2,692,277	1,006,943	1,141,388
Hangzhou Yimin Import & Export Co., Ltd.	2,598,108	3,340,396	2,597,471
Hangzhou Zhebang Chemical Fibre Co., Ltd.	3,879,938	1,430,012	2,101,635
Zhejinag Yinan Chemical Fibre Group Co., Ltd.	1,102,204	769,628	731,394
Hangzhou Mesbon Chemical Fibre Co., Ltd.	184,338	294,340	-
	12,577,113	8,079,678	7,079,743
Sales of raw materials
Hangzhou Yimin Import & Export Co., Ltd.	-	257,223	105,811
Total	12,577,113	8,336,901	7,185,554

(ii) Interest received from/paid to related parties

	2007	2006	2005
	USD	USD	USD
Interest received
Hangzhou Shen’s Chemical Fibre Co., Ltd.	-	-	62,341
Hangzhou Lanfeng Textile Import & Export Co., Ltd.	-	78,324	43,470
Hangzhou Shilun Trading Co., Ltd.	-	103,155	-
Hangzhou Zhebang Chemical Fibre Co., Ltd.	-	75,744	-
	-	257,223	105,811
Interest paid
Hangzhou Yimin Import &Export Co., Ltd.	-	169,062	-
	-	169,062	-

Both the interest received from and interest paid to related parties are based on bank loan rate in the corresponding period.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five (5) fiscal years. Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Director Independence

Our board of directors is currently comprised of five members: Bolong Xing, Zhehong Shen, Wei Guan, Maochang Zhou, and Jichao Yang, among whom Wei Guan, Maochang Zhou, and Jichao Yang are independent directors as s defined by Rule 4200(a)(15) of the Marketplace Rules of The Nasdaq Stock Market, Inc., or the Nasdaq Marketplace Rules.

We currently do not have standing audit, nominating or compensation committees. Our entire board of directors handles the functions that would otherwise be handled by each of the committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings in the ordinary course of our business. We are currently not aware of any pending or threat of legal proceedings against us or any of our subsidiaries that will have material effective on our operations, management and financial condition.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There currently is no market for our common stock. We plan to list our common stock as soon as practicable. However, we cannot assure you that we will be able to meet the initial listing standards of any stock exchange, or that we will be able to maintain any such listing. Until our common stock is listed on an exchange, we expect that it would be eligible to be listed on a senior national stock exchange in U.S. In this venue, however, an investor may find it difficult to obtain accurate quotations as to the market value of the common stock and trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. A more active market for the common stock may never develop. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect its liquidity and could make it more difficult for us to raise additional capital.

On January 11, 2009, there were approximately 217 shareholders of record of our common stock.

Dividend Policy

We have never declared dividends or paid cash dividends. Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Securities Authorized For Issuance Under Equity Compensation Plans

We have a qualified Equity Incentive Plan for our employees, non-employee directors and other service providers covering 428,572 shares of our common stock. As of the date of the registration statement, no options have been granted pursuant to the Equity Incentive Plan.

RECENT SALES OF UNREGISTERED SECURITIES

On December 31, 2008, we completed a reverse acquisition transaction through a share exchange with EBH Investment Holding Company Limited, whereby we issued the shareholders and consultants of EBH Investment Holding Company Limited 139,875,760 shares of our common stock, par value $0.001, in exchange for all the issued and outstanding capital stock of EBH Investment Holding Company Limited. EBH Investment thereby became our wholly owned subsidiary, and its subsidiaries EBH Spandex became our indirect subsidiaries. As a condition of the reverse acquisition transaction, Lanny Lang and Cory Roberts resigned from all directors and offices. Mr. Bolong Xing was appointed as our President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer. Bolong Xing, Zhehong Shen, Wei Guan, Maochang Zhou and Jiachao Yang were appointed as our directors. The issuance of common stock was exempt from the registration requirements provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue up to 190,000,000 shares of common stock, par value $0.001 per share.  As of January 11, 2009, there were 139,875,760 issued and outstanding.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. All matters requiring stockholder votes, including elections for directors, are by majority vote. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiary, from time to time, may be subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof.  Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both.  Moreover, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control.  As of January 11, 2009, no shares of our preferred stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).

Warrants

As part of the implementation of Visitalk’s Chapter 11 reorganization plan, Visitalk issued six series of warrants, designated as Series A through F, together the Plan Warrants, to certain Visitalk creditors.  Each Plan Warrant entitles its holder, each a Warrant Holder, to purchase, subject to the terms and conditions set forth in a Plan Warrant Agreement, effective as of June 22, 2004, one fully paid and non-assessable share of our common stock at a purchase price equal to the designated exercise price of such Plan Warrant. The Plan Warrants are exercisable as follows:

Warrant	Exercise Price
Series A	$2.00
Series B	$2.00
Series C	$3.00
Series D	$3.00
Series E	$4.00
Series F	$4.00

We have the right, in our sole discretion and in accordance with the Plan Warrant Agreement, to redeem some or all of the outstanding Plan Warrants at a redemption price of $0.0001 per Plan Warrant, upon giving 20 days’ notice of such determination to all affected Warrant Holders. We redeemed the Series A and Series B Plan Warrants in August 2008, but all the Series C through F Plan Warrants remain outstanding.

The Plan Warrants were exercisable as of September 17, 2004 and were set to expire on November 30, 2008, unless such date was extended by us.  On December 11, 2008, our board of directors approved an extension of the expiration or termination date of all the outstanding Plan Warrants, as follows:  (a) the expiration or termination date of all the outstanding Series C and D Plan Warrants was extended from November 30, 2008, to March 31, 2009; and (b) the expiration or termination date of all the outstanding Series E and F Plan Warrants was extended from November 30, 2008, to March 31, 2009.  In addition, the Board of Directors approved a reduction of the exercise price for the Series C and D Plan Warrants from $3.00 to $1.00 per share of common stock. We extended the exercise date and adjusted the exercise price in accordance with the terms and conditions of the Plan Warrant Agreement and the Plan.

Transfer Agent and Registrar

As of the date of this registration statement, we do not have a transfer agent.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Pursuant to Article IV of our Articles of Incorporation and applicable provisions of Nevada corporation law, we will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer, employee or agent, or serves or served any other enterprise as our director, officer, employee or agent at our request. In addition, we will pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit, or proceeding in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

Other than as disclosed herein, there is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

FINANCIAL STATEMENTS

F-1

WELL STATE TRADING LIMITED
CONSOLIDATED BALANCE SHEETS

			(PREDECESSOR)
		September 30, 2008	December 31, 2007
		Unaudited	Audited
		USD	USD
ASSETS
Current assets:
Cash and cash equivalents		15,596,463	17,634,107
Restricted cash	4	16,765,237	2,612,807
Accounts and notes receivables, net	5	31,902,982	6,589,609
Inventories, net	6	12,980,242	6,715,266
Prepayment and other receivables		2,317,763	672,083
Amounts due from related parties	14	3,076,037	5,127,315
Deferred income taxes	13	90,076	84,423
Total current assets		82,728,800	39,435,610
Property, plant and equipment, net	7	84,489,797	63,560,916
Land use rights, net	8	1,611,363	1,534,936
Intangible assets		7,428	9,628
		168,837,388	104,541,090

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilites
Accounts payable		22,071,859	5,060,687
Amounts due to related parties	14	19,804,440	635,008
Accrued expenses and other current liabilities	10	4,957,524	1,278,540
Revolving loans and current portion of long-term loans	9	52,882,779	28,534,318
Total current liabilities		99,716,602	35,508,553
Long-term loans	9	10,649,161	12,305,168

Commitments and contingencies	18	-	-

SHAREHOLDERS' EQUITY
Common stock, authorized 10,000 shares, par value HK$1
(USD $ .1286) issued and outstanding 10,000 shares		1,286	-
Additional paid-in capital	12	12,475,000	31,000,000
Subscription receivable		(1,286)	-
Appropriated retained earnings	11	2,187,701	2,187,701
Unappropriated retained earnings		35,301,304	20,056,116
Accumulated other comprehensive income		8,507,620	3,483,552
Total shareholders' equity		58,471,625	56,727,369
		168,837,388	104,541,090

 Note: the balance sheet as of December 31, 2007 includes EBH Spandex Co., Ltd. only.

See notes to the financial statements

F-2

WELL STATE TRADING LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Nine months ended September 30,
	2008	2007
		(PREDECESSOR)
	Unaudited	Unaudited
	USD	USD
Revenues	70,232,386	55,393,751
Cost of goods sold	48,561,105	32,266,126
Gross profit	21,671,281	23,127,625
Operating expenses:
Selling, general and administrative	2,605,173	896,694
Operating income	19,066,108	22,230,931
Other income (expense)
Other income	72,141	10,587
Interest, net	(2,874,106)	(1,690,098)
	(2,801,965)	(1,679,511)
Income before income tax expense	16,264,143	20,551,420
Income tax expense	-	-
Net income	16,264,143	20,551,420
Other comprehensive income	5,024,068	1,240,785
Comprehensive income	21,288,211	21,792,205

Note: the statement of income and comprehensive income for the nine months ended September 30, 2007 include EBH Spandex Co., Ltd only.

See notes to the financial statements

F-3

WELL STATE TRADING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2008	2007
		(PREDECESSOR)
	Unaudited	Unaudited
Cash flows from operating activities:	USD	USD
Net income	16,264,143	20,551,420
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,023,293	3,185,246
Others, net	263,246	330,789
Changes in operating assets and liabilities
Accounts receivables	(24,360,415)	(5,938,710)
Prepayment and other receivables	(1,568,585)	(698,028)
Inventories, net	(5,695,686)	(1,253,419)
Amounts due from related parties	2,345,329	4,895,521
Accouts payable	16,293,339	2,084,535
Accrued and other liabilities	3,256,197	798,110
Amounts due to related parties	499,379	354,636
Net cash provided by operating activities	12,320,240	24,310,100

Cash flows from investing activities:
Acquisition of property, plant and equipment	(21,324,606)	(13,336,534)
Net cash used in investing activities	(21,324,606)	(13,336,534)

Cash flows from financing activities
Contribution from shareholders	-	2,700,000
Proceeds (repayment) of short-term loans	18,427,319	(5,899,974)
Proceeds from long-term loans	428,633	9,116,958
Proceeds (repayment) of long-term loans	691,333	(5,600,417)
Decrease (Increase) in restricted cash	(13,689,903)	2,617,713
Net cash provided by financing activities	5,857,382	2,934,280
Effect of foreign currency fluctuation on cash	1,109,340	476,614

(Decrease) increase in cash and cash equivalents	(2,037,644)	14,384,460
Cash and cash equivalents at beginning of year	17,634,107	4,761,341
Cash and cash equivalents at end of year	15,596,463	19,145,801

Supplemental cash flow information:
Cash paid for interest	3,079,670	1,923,820
Cash paid for income taxes	-	-

Note: The statement of cash flows for the nine months ended September 30, 2007 includes EBH Spandex Co., Ltd only.

See notes to financial statements.

F-4

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(1)	Principal Activities and Organization

Well State Trading Limited (the ‘Company’) is a company incorporated in Hong Kong on March 21, 2003 with an authorized share capital of HK$10,000 divided into 10,000 shares of HK$1 each. The address of the registered office is Units 3306-12, 33/F, Shui on Centre, No. 6-8 Harbour Road, Wanchai, HongKong. The principal activities of the Company are those relating to investment holdings.

EBH Spandex Co., Limited (“EBH Spandex”) is a wholly-owned subsidiary of the Company (hereafter both the Company and its subsidiary are referred to as the ‘Group’). EBH Spandex Co., Limited was incorporated on  September 3, 2003, its registered office and place of business is at No. 1 Jiangdong four Road (East), Jiangdong Zone Xiaoshan District of Hangzhou, Zhejiang Province, the People’s Republic of China(‘PRC’).

The principal activities of the Group are the manufacturing and sales of spandex which are exclusively carried out by EBH Spandex Co., Limited.

(2) The Restructuring exercise

To rationalize the corporate structure and streamline the operations, a restructuring exercise was carried out as described below (the “Restructuring Exercise”).

The details of the Restructuring Exercise comprise the following:

a) Transfer the shares of the Company from Ms. Taz Wai Tam and Ms. Yen Yeng Chen to Mr. Zhehao Shen, Mr. Zheping Shen and Mr. Zhehong Shen.

On the date of the incorporation of the Company, all of its shares were subscribed by Ms. Taz Wai Tam and Ms. Yen Yeng Chen, of which, Ms. Taz Wai Tam hold 7,500 shares on behalf of Mr. Zhehong Shen and Mr.  Zhehao Shen according to the agreement signed by them; Ms. Yen Yeng Chen hold 2,500 shares on behalf of Mr. Zheping Shen according to the agreement signed by them. On June 16, 2008, 2500 shares were transferred from Ms. Yen Leng Chen to Mr. Zheping Shen at the consideration of HK$1; meanwhile, 3,500 shares were transferred from Ms. Tsz Wai Lam to Mr. Zhehao Shen at the consideration of HK$1; and 4,000 were transferred from Ms. Tsz Wai Lam to Mr. Zhehong Shen at the consideration of HK$1.

b) Acquisition of EBH Spandex Co., Ltd. (the ‘EBH Spandex’) by the Company

Pursuant to the agreement dated May 28, 2008, entered into between the Company and Asia Spandex Co., Ltd (“Asia Spandex”), the Company acquired all the shares that Asia Spandex had in EBH Spandex at the consideration of $6,300,000, and undertaken the unpaid shares to the former shareholders of EBH Spandex at the consideration of $24,700,000. Thereafter, EBH Spandex became the wholly owned subsidiary of the Company.

Before and after the above share transfer agreement was signed, the former shareholders of EBH Spandex retained effective control over the Group. The assets and liabilities were transferred at their historical basis and no goodwill arose in respect of the acquisition. The comparative consolidated net assets and results represent those of EBH Spandex.

F-5

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(3)   Summary of Significant Accounting Policies and Practices

(a) Basis of Presentation

The Group’s financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The functional currency of the Group is the RMB and the RMB is not freely convertible into foreign currencies. The Group maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Group, which are prepared using the functional currency, have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet date, revenue and expenses are translated at the average exchange rates for the period, and members' equity is translated at historical exchange rates. Translation adjustments are included in accumulated other comprehensive income, a component of members’ equity.

The comparative prior period information represents that of EBH Spandex Co., Limited, the predecessor company.

(b) Basis of consolidation

The consolidated financial statements include Well State Trading Limited and its wholly owned subsidiary EBH Spandex Co., Limited from May 28, 2008 to September 30, 2008. The Companies were commonly managed from January 1, 2008 to May 27, 2008 and therefore are presented on a combined basis for that period.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

(d) Notes Receivable

Notes receivable are all bank acceptance notes received from customers for sales of goods, and do not bear interest.

F-6

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(e) Accounts Receivable

Accounts receivable are recorded at the contract amount after deduction of trade discounts, allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 1 year and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

The five largest customers for the month ended September 30, 2008 and 2007 are listed as follows:

Sep-08
	Sales
Customer	amount	Percentage
Hangzhou Jifu Trading Co; Ltd	10,548,744	15.02%
Hangzhou Guolin Textile Co; Ltd	8,353,496	11.89%
Zhangjiagang Bonded Zone Niuweida International Trading Co., Ltd.	5,837,012	8.31%
Zhuji Jiaxi Textile Co; Ltd.	4,526,133	6.44%
Zhangjiagang Bonded Zone Zhouhengxin International Trading Co., Ltd.	4,486,300	6.39%

Sep-07
	Sales
Customer	amount	Percentage
Zhangjiagang Bonded Zone Zhouhengxin International Trading Co., Ltd.	9,404,923	16.98%
Dongguang Zhongda Knitting Habiliment Co., Ltd.	5,767,718	10.41%
Hangzhou Shen’s Chemical Fibre Co., Ltd.	2,573,598	4.65%
Hangzhou Zhebang Chemical Fibre Co., Ltd.	2,563,579	4.63%
Guangdong Piaona Textile Co., Ltd.	2,540,396	4.59%

(f) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. Cost of finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

F-7

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method after taking into account their respective estimated residual values over the estimated useful lives of the assets as follows:

Buildings	20 years
Machinery and equipment	5-10 years
Electronic equipment	5 years
Motor vehicles	5 years

Maintenance and repair costs are expensed as incurred, whereas significant renewals and betterments are capitalized.

Construction in progress represented capital expenditure in respect of production line. No depreciation is provided in respect of construction in progress.

(h) Land Use Rights

Intangible assets include land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the life of the rights of 50 years.

(i)   Accounting for the Impairment of Long-Lived Assets

Long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is determined by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

There were no impairments of long-lived assets at September 30, 2008 and 2007.

 (j) Revenue Recognition

The Group recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") No. 104. All of the following criteria must exist in order for revenue to be recognized; (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

Sales of spandex are recognized when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

F-8

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

 (k) Retirement and Other Postretirement Benefits

Retirement benefits in the form of contributions under a defined contribution retirement plan to the relevant authorities are charged to the statement of operations as incurred. Retirement benefit expense (included in cost of sales, selling expenses, general and administrative expenses) for the nine month ended September 30, 2008 and 2007 were $75,911 and $34,311, respectively.

 (l) Taxations

(i) Income tax

EBH Spandex, being incorporated in the PRC, is governed by the income tax law of the PRC and is subject to PRC enterprise income tax. EBH Spandex is entitled to full exemption from income tax for the first two years and a 50% reduction for the next three years, commencing from the first profit-making year after offsetting all tax losses carried forward from the previous five years. The first profit making year for EBH Spandex is 2007.

Beginning January 1, 2008, the new Chinese Enterprise Income Tax (“EIT”) law will replace the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the 24% rate currently applicable to EBH Spandex.

Located in the Economic Development Region, EBH Spandex, pursuant to the aforementioned taxation laws is free of income tax in 2007 and 2008, thereafter, a half tax rates of 12.5% in 2009, 2010 and 2011.

(ii) Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is provided to reduce the amount of deferred tax asset if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that covers a wide range of matters, including, among others, government investigations, product and environmental liability, and tax matters. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, the Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Group has not experienced any material service liability claims.

(n) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivables from third and related parties, amounts due from and due to related parties, accounts payable, other payables and short-term borrowings approximate their fair values due to their short term nature.

The fair value are estimated by discounting the future cash flow using an interest rate which approximated the rate for which the financial institution would charge borrowers with similar credit ratings and remaining maturities.

F-9

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(o) Significant Risks

(ⅰ) Foreign Currency Risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to the international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted deposits dominated in USD amounted to $32,361,700 and $20,246,914 as of September 30, 2008 and December 31, 2007, respectively.

(ⅱ) Credit Risk

Financial instruments that potentially subject the Group to credit risk consist principally of cash and cash equivalents, accounts receivable and advance to suppliers.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk to specific customers. With respect to advance to suppliers, such suppliers are primarily suppliers of various chemical raw materials. The Group performs ongoing credit evaluations of its suppliers’ financial conditions. The Group generally does not require collateral or other security against advance to suppliers; however, it maintains reserve for potential credit loss and such losses have a historically been within management’s expectations.

Substantially all of the Group’s cash and cash equivalents and pledged deposits were held by major financial institutions located in PRC, which management believes are of high credit quality.

(ⅲ) Interest Rate Risk

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and in future years.

Apart from the bank deposits and borrowings, the Group has no significant interest-bearing assets and liabilities. Its interest-bearing assets and liabilities are mainly current bank deposits and loan from banks and unrelated parties. The Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group’s policy is to secure all to its borrowings at fixed borrowing rates.

(ⅳ)  Liquidity risk

Liquidity risk arises from the possibility that the Group is unable to meet its obligations towards other counter-parties. The Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

F-10

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

 (p) Recently Issued Accounting Pronouncements

FASB Statement No. 157 (“SFAS No. 157”)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements.  SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  Although management will continue to evaluate the application of SFAS No. 157, management does not currently believe the adoption of SFAS No. 157 will have a material impact on the Group’s results of operations or financial position.

FASB statement No. 159 (“SFAS No. 159”)

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a Group elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Group does not anticipate that the adoption of the FAS 159 will have a material impact on its results of operations and financial position.

(4) Restricted Cash

Restricted cash at September 30, 2008 and December 31, 2007 consist of the following:

	2008	2007
	USD	USD

Pledged deposits with banks for letter of credit	1,057,184	2,060,442
Pledged deposits with banks for bank acceptance	9,493,611	552,365
Pledged deposits secured for bank loans	6,214,442	-
	16,765,237	2,612,807

The restricted cash with banks for letter of credit and notes payable accept interest at an annual interest rate of 0.72%. These deposits can be used by the Group only when the letter of credit and notes payable secured by the deposits reach maturity and are paid off.

The fixed deposits secured for banks loans bear interest at an annual interest rate of 2.07%, which were pledged to the banks to secure the bank loans of $3,272,500 (Note 9)

F-11

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(5) Accounts and Notes Receivables

Accounts and notes receivables at September 30, 2008 and December 31, 2007 consist of the following:

	2008	2007
	USD	USD

Accounts receivable	12,142,258	4,820,866
Less: Allowance for doubtful accounts	360,305	337,694
	11,781,953	4,483,172
Notes receivable	20,121,029	2,106,437
	31,902,982	6,589,609

An analysis of the allowance for doubtful accounts for the periods ended September 30, 2008 and December 31, 2007 is as follows:

	2008	2007
	USD	USD

Balance of beginning of year	337,694	177,017
Addition of bad debt expense		142,573
Foreign currency translation	22,611	18,104
Balance at end of year	360,305	337,694

The notes receivable are non interest bearing and with maturity days ranged from 30 to 180 days.

(6) Inventories

Inventories at September 30, 2008 and December 31, 2007 consist of the following:

	2008	2007
	USD	USD

Raw materials	2,201,189	2,070,634
Work in process	5,462,009	4,023,409
Finished goods	5,317,044	621,223
	12,980,242	6,715,266

F-12

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(7) Property, Plant and Equipment

Property, plant and equipment at September 30, 2008 and December 31, 2007 consist of the following:

	2008	2007
	USD	USD

Buildings	12,935,500	8,152,683
Machine and equipment	83,196,258	42,525,902
Electronic equipment	3,941,831	203,238
Vehicle	842,495	318,005
	100,916,084	51,199,828
Less: Accumulated depreciation	16,426,287	10,615,845
Construction in progress	-	22,976,933
	84,489,797	63,560,916

Depreciation expense for the nine months ended September 30, 2008 and the year ended December 31, 2007 were $4,994,700 and $4,122,510, respectively.

(8) Land Use Rights

Land use rights at September 30, 2008 and December 31, 2007 consist of the following:

	2008	2007
	USD	USD

Lease prepayments	1,756,165	1,645,955
Less: Accumulated amortization	144,802	111,019
	1,611,363	1,534,936

The land use rights represent the right to use the land on which the Group’s plant and product line have been constructed and is owned by the PRC Government. The land use rights for land with area of approximately 100,630 square meters will expire on September 2, 2053.

F-13

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(9) Bank Loans

Bank loans at September 30, 2008 and December 31, 2007 consist of the following:

Lender	Interest rate	2008		2007
	per annum	RMB	USD	RMB	USD
Industry and Commercial Bank of China
March 30, 2004 to Dec. 5, 2008	5.58%	-	-	17,000,000	2,324,310
Sep. 28, 2004 to July 5, 2008	6.14%	-	-	9,000,000	1,230,517

Jan.11,2001 to March 5, 2008	6.14%	-	-	14,000,000	1,914,137
Long-term loan due on Jan. 25, 2009	5.58%	20,000,000	2,917,578	-	-
Long-term loan due on Dec. 5, 2008	5.58%	17,000,000	2,479,942	-	-
		37,000,000	5,397,520	40,000,000	5,468,964
Shanghai Pudong Development Bank
Sep. 12,2008 to Sep.12, 2009	8.22%	6,700,000	977,389	-	-
Aug.25, 2008 to Aug.25, 2009	8.22%	10,000,000	1,458,789	-	-
Sep.28, 2007 to March 28, 2008	8.55%	-	-	6,700,000	916,051
China Merchants Bank, Xiaoshan Branch
July 23, 2007 to May 18, 2008	5.84%	-	-	50,000,000	6,836,205
April 8,2008 to Oct. 2, 2008	7.56%	30,000,000	4,376,368	-	-
Sep. 26, 2008 to April 25,2009	7.92%	20,000,000	2,917,578	-	-
Hangzhou Commercial Bank
July 18, 2007 to Jan. 17, 2008	6.73%	-	-	6,000,000	820,345
October 15, 2007 to April 14, 2008	7.13%	-	-	16,000,000	2,187,585
April 15, 2008 to April 14, 2009	8.17%	16,000,000	2,334,063	-	-
July 18,2008 to Oct.17,2008	7.20%	850,020	124,000	-	-
July 29, 2008 to Oct 27, 2008	7.20%	822,600	120,000	-	-
July 16,2008 to July 15, 2009	8.22%	6,000,000	875,274	-	-
Bank of China
April 25, 2008 to Oct. 25, 2008	6.57%	15,000,000	2,188,184	-	-
May 7, 2008 to Nov. 7,2008	6.57%	11,000,000	1,604,668	-	-
Aug.12, 2008 to Nov.11, 2008	3.80%	5,758,200	840,000	-	-
Sep.1, 2008 to Nov. 28, 2008	3.81%	16,674,788	2,432,500	-	-
June 22, 2007 to June 22, 2008	7.20%	-	-	15,000,000	2,050,861
Industry Bank Co., Ltd, Xiaoshan Branch
July 28, 2008 to Jan. 28,2009	7.23%	40,000,000	5,835,157	-	-
July 23, 2007 to May 18, 2008	6.84%	-	-	20,000,000	2,734,482
Industry and Commercial Bank of China
July 25,2008 to July 24,2009	7.47%	19,300,000	2,815,463	-	-
July 3, 2008 to July 2, 2009	7.47%	10,000,000	1,458,789	-	-

F-14

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(9) Bank Loans (continued)
Xiaoshan Rural Cooperative Bank
April 18, 2008 to Oct. 15, 2008	6.57%	20,000,000	2,917,578	-	-
Aug. 6, 2008 to Nov.5, 2008	7.80%	2,775,919	404,948	-	-
Aug.14,2008 to Nov. 13, 2008	7.80%	3,229,922	471,178	-	-
December 28, 2007 to June 25, 2008	8.64%	-	-	25,000,000	3,418,102
Evergrowing Bank
April 25, 2008 to Oct. 25, 2008	6.57%	20,000,000	2,917,578	-	-
April 24, 2008 to Oct. 24, 2008	5.91%	19,400,000	2,830,051	-	-
Shanghai Bank
Sep. 28, 2008 to Feb. 26, 2009	6.83%	20,000,000	2,917,578	-	-
December 29, 2007 to May 29, 2008	6.57%			10,000,000	1,367,241
December 26, 2007 to September 26, 2008	8.22%			20,000,000	2,734,482
Bohai Bank
Aug.26, 2008 to Feb. 25, 2009	6.90%	20,000,000	2,917,578	-	-
Communication Bank of China
July 16, 2008 to Nov. 30, 2008	6.57%	12,000,000	1,750,547	-	-
		325,511,448	47,485,259	168,700,000	23,065,354
		362,511,448	52,882,779	208,700,000	28,534,318

	Interest Rate Per annum	As at September 30, 2008		As at December 31, 2007
		RMB	USD	RMB	USD
Lender
Industry and Commercial Bank of China
Feb, 9, 2004 to Jan 25, 2009	5.58%	-	-	20,000,000	2,734,482
Communication Bank of China
Long-term loan due on July 30, 2010	7.20%	21,000,000	3,063,057	21,000,000	2,871,206
Long-term loan due on July 30, 2011	7.20%	21,000,000	3,063,057	21,000,000	2,871,206
Long-term loan due on July 30, 2012	7.20%	28,000,000	4,084,610	28,000,000	3,828,274
Communication Bank of China
Long-term loan due on April 30, 2012	7.74%	3,000,000	437,637	-	-
		73,000,000	10,649,161	90,000,000	12,305,168

During the nine months ended September 30, 2008 and 2007, the Group entered into various loan agreements with commercial banks with terms ranging from 6 months to one year to finance its working capital, the weighted average interest rates of short-term bank loans were 7.30% and 7.01% per annum, respectively.

F-15

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(9) Bank Loans (continued)

The amounts of the above short-term loans are repayable at the end of the loan period.

During the nine months ended September 30, 2008, the Group reclassified the current portion of long-term loan of $5,397,520 which will fall due before September 30, 2009 to short-term loan.

Bank loans outstanding are secured and guaranteed as follows:

	As at September 30, 2008		As at December 31, 2007
	RMB	USD	RMB	USD

Loans guaranteed by related parties and other companies	413,078,461	60,259,440	298,700,000	40,839,486
Loans secured by bank deposits	22,432,988	3,272,500	-	-
	435,511,449	63,531,940	298,700,000	40,839,486

 (10) Accrued Expenses and Other Payables

Accrued expenses and other payables at September 30, 2008 and December 31, 2007 consist of the following:

	2008	2007
	USD	USD

Advance from customers	423,302	371,487
Accrued expenses	816,059	558,974
VAT payable and other tax payables	4,720	215,978
Other payables	3,713,443	132,101
	4,957,524	1,278,540

 (11) Appropriated retained earnings

EBH Spandex’s income is distributable to its owners after transfer to statutory reserves as required under relevant PRC laws and regulations and the company’s Articles of Association. As stipulated by the relevant laws and regulations in the PRC, EBH Spandex is required to maintain a statutory surplus reserve fund which is non-distributable. Appropriations to such reserve are 10% of net profit after taxation as per the statutory financial statements of EBH Spandex.

The statutory surplus reserve fund can be used to make up prior year losses, if any, and can be applied in conversion into capital by means of capitalization issue. The appropriation may cease to apply if the balance of the fund has reached 50% of the entity’s registered capital.

The appropriation to such reserve is made at year-end based on the net income for the year. Accordingly, the Company did not make any appropriation to the reserve in the accompanying quarterly financial statements.

(12) Additional paid in capital

Additional paid in capital represents the waived off liabilities by shareholders, including the amount due to Asia Spandex by US$6,300,000, which was for the capital contribution to EBH Spandex prepaid by Asia Spandex, and the amount due to the shareholders by US$6,175,000, which was the capital contribution to EBH Spandex paid by the shareholders on behalf of the Company.

F-16

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(13) Income Taxes

(a) Applicable tax rate

The Company

The Company did not have assessable profits that were earned in or derived from Hong Kong during the financial period ended September 30, 2008, no Hong Kong profit tax has been provided for.

EBH Spandex Co., Ltd.

In accordance with the Income Taxation Law of the People’s Republic of China for Enterprises with foreign Investment and Foreign Enterprises, the company is entitled to full exemption from Corporation Income Tax for the first two years and a 50% reduction for the next three years, commencing from the first profit-making year after offsetting all tax losses carried forward from the previous five years.

In 2007, the company made its first profit-making year, consequently, the company is free of income tax in 2007 and 2008, thereafter, a half tax rate of 12.5% in 2009, 2010 and 2011.

Pursuant to the latest taxation laws, the applicable tax rate for the company is 25% since 2012.

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance for de-recognition of tax positions, financial statement classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation was effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Group’s financial position or results of operations.

The Group files tax returns with the relevant government authorities in the PRC. The Group does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Group did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any interest expense recognized for the months ended September 30, 2008.

(b) Deferred tax

The deferred tax is relating to the allowance for bad and doubtful debts.

F-17

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

 (14) Related Party Transactions

The transactions with these entities were made in the ordinary course of business and were negotiated at arm's length.  A summary of balances and transactions with related parties follows:

(a) Related company balances

At September 30, 2008 and December 31, 2007, amounts due from/to related companies consist of:

(i)	Due from related companies

	2008	2007
Trade	USD	USD
Hangzhou Yilong Textile Co., Ltd.	-	323,500
Hangzhou Yinan fiber Co., Ltd.	368,816	-
Hangzhou Yimin Import & Export Co., Ltd	-	892,300
Hangzhou Shilun Trading Co., Ltd.	802,930	847,893
Hangzhou Zhebang Chemical Fibre Co., Ltd.	106,014	2,057,081
Hangzhou Shen's Chemical Fibre Co., Ltd.	503,323	691,133
	1,781,083	4,811,907
Less: allowance for doubtful debts	-	-
	1,781,083	4,811,907
Non-trade
Hangzhou Shilun Trading Co., Ltd.	120,413	112,856
Hangzhou Lanfeng Textile Import&Export Co., Ltd.	143,175	134,190
Hangzhou Shen's Chemcial Fibre Co., Ltd.	72,939	68,362
Zhejiang Mesbon Chemical Fibre Co., Ltd	958,426	-
	1,296,240	315,408
	3,076,037	5,127,315

All amounts due from related companies are short-term and repayable on demand. Except the amounts with related companies disclosed in (b)(ii) Interest received from related companies, the rest are non-interest bearing.

(ii)	Due to related companies

Trade	2008	2007
	USD	USD
Hangzhou Yilong Textile Co., Ltd.	34,843	-
Hangzhou Zhebang Chemical Fibre Co., Ltd.	25,952	-
Hangzhou Yiming Import&Export Co., Ltd.	113,711	-
	174,506	-
Non-trade
Ultimiate shareholders and key management	-	600,602
Zhejiang Yinan Fiber Group Co., Ltd.	7,947,760	-
Zhejiang Mesbon Enterprise Group Co., Ltd	7,432,035	-
Hangzhou Shen's Chemical Fibre Co., Ltd.	4,250,139	-
Hangzhou Yilong Textile Co., Ltd.	-	10,084
Hangzhou Zhebang Chemical Fibre Co., Ltd.	-	24,322
	19,629,934	635,008
	19,804,440	635,008

F-18

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(14) Related Party Transactions(continued)

All amounts due to related companies are short-term and repayable on demand. Except the amounts with related companies disclosed in (b)(ii) Interest paid to related companies, the rest are non-interest bearing.

As of September 30, 2008, the amount due to Zhejiang Yinan Fiber Group Co., Ltd, Zhejiang Mesbon Enterprise Group Co., Ltd and Hangzhou Shen’s Chemical Fibre Co., Ltd represents the consideration unpaid for shareholder transfer.

The above mentioned companies are defined as related companies because they are controlled by the common ultimate shareholders with the Group.

 (b) The principal related party transactions during the nine months ended September 30, 2008 and 2007 consist of:

Inter-group transactions	2008	2007
	USD	USD
Sales of finished goods
Hangzhou Shen's Chemical Fibre Co., Ltd.	780,982	2,573,598
Hangzhou Shilun Trading Co., Ltd	525,423	285,500
Hangzhou YiLilong Textile Ltd	448,027	1,874,673
Hangzhou Yimin Import&Export Co., Ltd.	1,544,083	1,773,302
Hangzhou zhebang Chemical Fibre Co., ltd	979,290	2,563,579
Zhejiang Yinan Chemical Fibre Group Co., Ltd	308,742	1,093,447
	4,586,547	10,164,099

Both the sales of finished goods and raw materials to related parties are based on market price.

 (15) Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, trade accounts receivable, prepayments and other receivables, amounts due from related parties, amounts due to related parties, and accrued liabilities and other payables, approximate their fair values because of the short maturity of these instruments.

The carrying amount of bank loans approximate the fair value based on the borrowing rates currently available for bank loans with similar terms and maturity.

(16) Segment Information

The Group operates in a single business segment that includes the manufacture and sale of spandex. The following table summarizes the Group’s net revenue generated from different geographic locations:

	2008	2007
	USD	USD

Domestic	69,485,136	49,324,462
Overseas	747,250	6,069,289
	70,232,386	55,393,751

F-19

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(17) Business and Credit Concentrations

For the periods ended September 30, 2008 and December 31, 2007, in order to gear for the increase of production capacity and operating strategy, the major customers of the Company changed from year to year, as follows:

	2008		2007
	USD	%	USD	%
Hangzhou Jifu Trading Co; Ltd	10,548,744	15%	-	-
Zhangjiagang Bonded Zone Zhouhengxin International Trading Co., Ltd.	4,486,300	6%	9,404,923	17%

Together with the increase of production capacity, the Company made an effort to expand the market share, and consequently, more new customers were developed. Hangzhou Jifu Trading Co; Ltd became the biggest customer of the Company, the sales to whom accounted for 15% in the period. As of September 30, 2008, approximately 38% of gross trade receivable were due from this customer. Meanwhile, as of September 30, 2008, the outstanding balance due from an individually customer the sales to whom were less than 12% accounted for 30% of the gross accounts receivable, respectively. As the best estimate of management, all these outstanding balances due from major customers are with the credit period and were guaranteed by third parties, no indications show they were uncollectible, therefore, no bad debt loss was recognized as expense.

(18) Operating lease commitments

The Group has entered into commercial leases on sales offices. These leases have an average life of between 1 and 2 years with on renewal option or escalation clauses included in the contracts. There is no restriction placed upon the Group by entered these leases.

For the nine months ended September 30, 2008, total rental expenses for operating lease were USD 11,030.

(19) Capital commitments

There is no capital commitment for future purchases of property, plant and equipment or other assets as of September 30, 2008.

F-20

Well State Trading Limited
Financial Statements
December 31, 2007, 2006 and 2005

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and members of
Well State Trading Limited

We have audited the accompanying balance sheets of Well State Trading Limited. ("the Company") as of December 31, 2007, 2006 and 2005, and the related statements of operations and comprehensive income, members' equity, and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Bernstein & Pinchuk LLP

December 24, 2008

F-2

WELL STATE TRADING LIMITED
BALANCE SHEETS

		December 31,
	Notes	2007	2006	2005
ASSETS		US$	US$	US$
Current assets:
Cash and cash equivalents		2,417	3,049	3,058
Total current assets		2,417	3,049	3,058

Investment in affiliates	3	14,179,987	4,747,319	4,091,294
		14,182,404	4,750,368	4,094,352

LIABILITIES
Current liabilities:
Other payables	5	1,575,000	-	-
Amount due to related parties	4	6,175,451	5,518,399	5,536,190

MEMBERS' EQUITY
Common stock, authorized 10,000 shares, par value HK$1
(USD $ .1286) issued and outstanding 10,000 shares		1,286	1,286	1,286
Subscription receivable		(1,286)	(1,286)	(1,286)
Unappropriated retained earnings	6	5,560,250	(967,774)	(1,498,090)
Accumulated other comprehensive income		871,703	199,743	56,252
Total members' equity		6,431,953	(768,031)	(1,441,838)
Total liabilities and members' equity		14,182,404	4,750,368	4,094,352

See notes to the financial statements.

F-3

WELL STATE TRADING LIMITED
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		Years ended December 31,
	Note	2007	2006	2005
Revenues		US$	US$	US$
Cost of goods sold		-	-	-
Gross profit		-	-	-
Operating expenses:		-
Selling, general and administrative		-	-	-
Other operating income (loss)		-	-	-
Total expenses		-	-	-
Operating income		-	-	-
Interest income /(expense), net		(622)	-	3,141
Share of income/(loss) of investee	3	6,528,646	530,316	(1,328,577)
Income (loss) before income taxes		6,528,024	530,316	(1,325,436)
Income tax		-	-	-
Net income (loss)		6,528,024	530,316	(1,325,436)
Other comprehensive income		671,960	143,491	56,252
Comprehensive income (loss)		7,199,984	673,807	(1,269,184)

See notes to the financial statements.

F-4

WELL STATE TRADING LIMITED
STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Paid-in capital	Retained earnings	Accumulated other comprehensive income	Total members' equity
	US$	US$	US$	US$
Balance, January 1, 2005	1,286	(172,654)	-	(171,368)
Net loss	-	(1,325,436)	-	(1,325,436)
Share of associates' gains and losses recognized directly in equity	-	-	56,253	56,253
Foreign currency translation	-	-	(1)	3
Balance, December 31, 2005	1,286	(1,498,090)	56,252	(1,440,548)
Net income	-	530,316	-	530,316
Share of associates' gains and losses recognized directly in equity	-	-	143,492	143,492
Foreign currency translation	-	-	(1)	(1)
Balance, December 31, 2006	1,286	(967,774)	199,743	(766,745)
Net loss	-	6,528,024	-	6,528,024
Share of associates' gains and losses recognized directly in equity	-	-	671,958	671,958
Foreign currency translation	-	-	2	2
Balance, December 31, 2007	1,286	5,560,250	871,703	6,433,239

See notes to the financial statements.

F-5

WELL TRADE TRADING LIMITED
STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities:	US$	US$	US$
Net income (loss)	6,528,024	530,316	(1,325,436)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Share of profits/(losses) of investee	(6,528,646)	(530,316)	1,328,577
Net cash (used in) provided by operating activities	(622)	-	3,141

Cash flows from investing activities:
Investment in associate	(2,250,000)		(700,000)
Net cash used in investing activities	(2,250,000)	-	(700,000)

Cash flows from financing activities
Loans from third parties	1,575,000	-	-
Loans from related parties	675,000	-	700,000
Net cash provided by financing activities	2,250,000	-	700,000

(Decrease) increase in cash and cash equivalents	(622)	-	3,141
Cash and cash equivalents at beginning of year	3,049	3,058	1,487
Foreign currency translation	(10)	(9)	(1,570)
Cash and cash equivalents at end of year	2,417	3,049	3,058

Supplemental disclosures of cash flow information:
Cash paid for interest	-	-	-
Cash paid for income taxes	-	-	-

See notes to financial statements.

F-6

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(1)   Principal Activities and Organization

Well State Trading Limited (“the Company”) is a company incorporated in Hong Kong on March 21, 2003 with an authorized share capital of HK$10,000 divided into 10,000 shares of HK$1 each. The address of the registered office is Units 3306-12, 33/F, Shui on Centre, Nos. 6-8 Harbour Road, Wanchai, Hong Kong. The principal activity of the Company is as an investment holder.

(2)   Summary of Significant Accounting Policies and Practices

(a) Basis of Presentation

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The functional currency of the Company is the HK Dollars (HK$). The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency, have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet date, revenue and expenses are translated at the average exchange rates for the period, and members' equity is translated at historical exchange rates. Translation adjustments are included in accumulated other comprehensive income, a component of members’ equity.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

(c) Investment in Affiliate

The affiliated companies in which the Company owns more than 20% and less than or equal to 50% of the investment are accounted for using the equity method of accounting.

(d) Taxations

The Company did not have taxable income that was earned in or derived from Hong Kong during the financial period ended December 31, 2007, 2006, 2005, no Hong Kong profit tax has been provided for.

F-7

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(3) Investment in Associate

	December 31,
	2007	2006	2005
	US$	US$	US$
Investment in affiliates
shares, at cost	7,750,000	5,500,000	5,500,000
Share of post-acquisition reserves	6,431,842	(767,947)	(1,441,754)
Foreign currency translation	(1,855)	15,266	33,048
Carrying amount of investments	14,179,987	4,747,319	4,091,294

Detail information about the investment in affiliate is set out below:

Name	Country of incorporation	Principal activities	Proportion (%) of ownership interest December 31,
			2007	2006	2005

EBH Spandex Co., Limited	PRC	Manufacturing and selling of spandex products	25	25	25

The summarized financial information of the investee is as follows:

	December 31,
	2007	2006	2005
	US$	US$	US$
Assets and liabilities
Current assets	39,435,610	26,940,251	23,288,076
Non-current assets	65,105,480	43,423,295	42,831,122
	104,541,090	70,363,546	66,119,198

Current liabilities	38,243,035	41,202,535	37,499,247
Non-current liabilities	9,570,686	10,232,796	12,386,969
	47,813,721	51,435,331	49,886,216
Total members' equity	56,727,369	18,928,215	16,232,982

Results:
Revenue	74,643,617	40,715,515	15,956,057
Profit for the year	26,114,584	2,121,263	(5,314,308)

F-8

WELL STATE TRADING LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(3) Investment in Associate (continued)

Arrangement on investment in investee

Pursuant to the agreement signed between the Company and Asian Spandex Co., Ltd, on February 12, 2007, the investment of the Company in the associate was transferred to Asian Spandex Co., Ltd. at the consideration of US$6,175,000.  However, a supplemental transfer agreement was signed between the two parties in March 2007, in which Asia Spandex could not accomplish the acquisition of the shares until the consideration was paid off.  Up to May 2008, Asia Spandex was not able to arrange the payment. Consequently, the transfer agreement was never substantially implemented. The Company continued to exercise the control over the associate.

(4) Amount due to Related Parties

The amount due to related parties is interest free and payable on demand.

(5) Other Payables

The amount is a loan from third parties which is interest free and repayable on demand.

(6) Unappropriated Retained Earnings

The unappropriated retained earnings reserve comprises the cumulative net gains and losses recognized in the income statement.

(5) Subsequent Events

Pursuant to the share transfer agreement dated May 28, 2008 signed between the Company and Asia Spandex, the Company acquired all shares of Asia Spandex in EBH Spandex at the consideration of US$31,000,000, in which US$24,700,000 was the unpaid share transfer consideration that Asian Spandex owed to the former shareholders of EBH Spandex. The unpaid US$24,700,000 was due to the former shareholders of EBH Spandex which arose when Asian Spandex acquired EBH Spandex on February 12, 2007.  As this acquisition by Asia Spandex was never substantially implemented, the Company took up the unpaid shares in 2008.

F-9

EBH Spandex Co., Limited
Financial Statements
December 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and members of

EBH Spandex Co., Limited

We have audited the accompanying balance sheets of EBH Spandex Co., Limited. ("the Company") as of December 31, 2007, 2006 and 2005, and the related statements of operations and comprehensive income, members' equity, and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Bernstein & Pinchuk LLP

December 24, 2008

EBH SPANDEX CO., LIMITED
BALANCE SHEETS

		As of December 31,
	Note	2007	2006	2005
Assets		USD	USD	USD
Current assets:
Cash and cash equivalents		17,634,107	4,761,341	906,897
Restricted cash	3	2,612,807	7,988,514	9,126,760
Accounts and notes receivables, net	4	6,589,609	3,327,321	2,614,062
Inventories, net	5	6,715,266	3,534,366	3,348,578
Prepayments and other receivables		672,083	214,789	446,624
Amounts due from related parties	12	5,127,315	7,069,666	6,845,155
Deferred income taxes	11	84,423	44,254	-
Total current assets		39,435,610	26,940,251	23,288,076
Property, plant and equipment, net	6	63,560,916	41,944,174	41,410,953
Land use rights, net	7	1,534,936	1,466,788	1,405,810
Intangible assets, net		9,628	12,333	14,359
		104,541,090	70,363,546	66,119,198

Liabilities and Members' Equity
Current liabilites
Accounts payable		5,060,687	6,287,169	5,388,138
Amounts due to related parties	12	635,008	517,331	1,163,994
Accrued expenses and other liabilities	9	1,278,540	1,525,177	389,370
Revolving loans and current portion of long-term loans	8	28,534,318	32,872,858	30,557,745
Total current liabilities		35,508,553	41,202,535	37,499,247
Long-term loans	8	12,305,168	10,232,796	12,386,969

Commitments and contingencies	16&17	-	-	-

Members' equity
Paid-in capital		31,000,000	22,000,000	22,000,000
Appropriated retained earnings	10	2,187,701	-	-
Unappropriated retained earnings		20,056,116	(3,870,767)	(5,992,030)
Accumulated other comprehensive income		3,483,552	798,982	225,012
Total members' equity		56,727,369	18,928,215	16,232,982
		104,541,090	70,363,546	66,119,198

See notes to the financial statements.

EBH SPANDEX CO., LIMITED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		Years end December 31,
	Note	2007	2006	2005
		USD	USD	USD
Revenues		74,643,617	40,715,514	15,956,057
Cost of goods sold		44,792,611	34,428,133	18,046,413
Gross margin (loss)		29,851,006	6,287,381	(2,090,356)
Operating expenses:
Selling, general and administrative		1,705,708	1,199,976	1,452,911
Operating income (loss)		28,145,298	5,087,405	(3,543,267)
Interest expense, net		(2,070,019)	(3,022,657)	(1,749,289)
Other income (expense)		3,662	13,170	(21,752)
Income (loss) before income taxes		26,078,941	2,077,918	(5,314,308)
Income tax benefit	11	(35,643)	(43,345)	-
Net income (loss)		26,114,584	2,121,263	(5,314,308)
Other comprehensive income		2,684,570	573,970	225,012
Comprehensive income (loss)		28,799,154	2,695,233	(5,089,296)

See notes to the financial statements.

EBH SPANDEX CO., LIMITED

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Paid-in capital	Appropriated retained earnings	Unappropriated retained earnings	Other comprehensive income	Accumulated total members' equity
	USD	USD	USD	USD	USD

Balance, January 1, 2005	12,000,000	-	(677,722)	-	11,322,278
Net loss	-	-	(5,314,308)	-	(5,314,308)
Contribution from members	10,000,000	-	-	-	10,000,000
Foreign currency translation	-	-	-	225,012	225,012
Balance, December 31, 2005	22,000,000	-	(5,992,030)	225,012	16,232,982
Net income	-	-	2,121,263	-	2,121,263
Foreign currency translation	-	-	-	573,970	573,970
Balance, December 31, 2006	22,000,000	-	(3,870,767)	798,982	18,928,215
Net income	-	-	26,114,584	-	26,114,584
Contribution from members	9,000,000	-	-	-	9,000,000
Transfer to statutory reserves	-	2,187,701	(2,187,701)	-	-
Foreign currency translation	-	-	-	2,684,570	2,684,570
Balance, December 31, 2007	31,000,000	2,187,701	20,056,116	3,483,552	56,727,369

See notes to the financial statements.

EBH SPANDEX CO., LIMITED

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006	2005
Operating activities:	USD	USD	USD
Net income (loss)	26,114,584	2,121,263	(5,314,308)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,130,961	3,561,333	1,844,286
Provision for losses on accounts receivable	142,573	173,380	-
Provision for inventories write-down	-	(595,626)	212,438
Deferred income taxes	35,643	43,345	-
Other net changes in operating assets and liabilities
Accounts and other current assets	(3,479,818)	(547,134)	(2,322,101)
Inventories, net	(2,820,504)	520,632	(379,782)
Amounts due from related parties	2,332,869	(1,216)	(4,348,916)
Accounts and other payables	(2,566,446)	3,266,233	(1,551,398)
Amounts due to related parties	78,766	(670,562)	(6,714,448)
Net cash provided by (used in) operating activities	23,968,628	7,871,648	(18,574,229)

Investing activities:
Purchase of property, plant and equipment	(21,479,356)	(4,230,792)	(8,367,053)
Net cash used in investing activities	(21,479,356)	(4,230,792)	(8,367,053)

Financing activities:
Contribution from members	9,000,000	-	10,000,000
Proceeds (repayment) of short-term loans	(8,966,785)	(1,214,316)	17,003,212
Proceeds from long-term loans	9,189,970	-	1,706,693
Repayment of long-term loans	(5,251,411)	-	-
Decrease (Increase) in restricted cash	5,690,447	1,406,430	(3,350,362)
Net cash provided by financing activities	9,662,221	192,114	25,359,543
Effect of foreign currency translation in cash and cash equivalents	721,273	21,474	(132,117)

Increase in cash and cash equivalents	12,872,766	3,854,444	(1,713,856)
Cash and cash equivalents at beginning of year	4,761,341	906,897	2,620,753

Cash and cash equivalents at end of year	17,634,107	4,761,341	906,897

Supplemental cash flow information:
Cash paid for interest	2,745,944	3,467,602	2,521,603
Cash paid for income taxes	-	-	-

See notes to the financial statements.

EBH SPANDEX CO., LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(1)   Principal Activities and Organization

EBH Spandex Co., Limited (the “Company”) was incorporated on September 3, 2003, its registered office and place of business is at No. 1 Jiangdong four Road (East), Jiangdong Zone Xiaoshan District of Hangzhou, Zhejiang Province, the People’s Republic of China(‘PRC’). The Company is principally engaged in manufacturing and selling spandex fibers.

(2)   Summary of Significant Accounting Policies and Practices

(a) Basis of Presentation

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The functional currency of the Company is the RMB and the RMB is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency, have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet date, revenue and expenses are translated at the average exchange rates for the period, and members' equity is translated at historical exchange rates. Translation adjustments are included in accumulated other comprehensive income, a component of members’ equity.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

(c) Notes Receivable

Notes receivable are all bank acceptance notes received from customers for sales of goods, and do not bear interest.

(d) Accounts Receivable

Accounts receivable are recorded at the contract amount after deduction of trade discounts, allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 1 year and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The five largest customers for the years ended December 31, 2007, 2006 and 2005 are listed as follows:

(d) Accounts Receivable (continued)

Customers	Sales amount	Percentage
2007
Zhangjiagang Bonded Zone Zhouhengxin International Trading Co., Ltd.	10,480,891	14%
Dongguang Zhongda Knitting Habiliment Co., Ltd.	5,913,002	8%
Hangzhou Zhebang Chemical Fibre Co., Ltd.	3,879,599	5%
Guangdong Piaona Textile Co., Ltd.	3,124,851	4%
Hangzhou Shen’s Chemical Fibre Co., Ltd.	2,923,616	4%

Customers	Sales amount	Percentage
2006
Zhangjiagang Bonded Zone Zhouhengxin International Trading Co., Ltd.	5,616,746	14%
Hangzhou Yimin Import&Export Co., Ltd.	3,340,396	8%
Dongguang Zhongda Knitting Habiliment Co., Ltd.	2,597,357	6%
Dongguang Deyongjia Textile Co., Ltd.	2,157,658	5%
Zhangjiagang Bonded Zone Dongchen International Trading Co., Ltd.	1,697,182	4%

Customers	Sales amount	Percentage
2005
Hangzhou Yimin Import&Export Co., Ltd.	2,597,471	16%
Hangzhou Zhebang Chemical Fibre Co., Ltd.	2,101,635	13%
Hangzhou Yililong Textile Co., Ltd.	1,141,388	7%
Hangzhou Shilun Trading Co., Ltd.	940,027	6%
Hangzhou Yinan Chemical Fibre Group Co., Ltd.	731,395	5%

(e) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. Cost of finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method after taking into account their respective estimated residual values over the estimated useful lives of the assets as follows:

Buildings	20 years
Machinery and equipment	5-10 years
Electronic equipment	5 years
Motor vehicles	5 years

Maintenance and repair costs are expensed as incurred, whereas significant renewals and betterments are capitalized.

Construction in progress represented capital expenditure in respect of production line. No depreciation is provided in respect of construction in progress.

(g) Land Use Rights

Intangible assets include land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the period of the rights of 50 years.

(h)   Accounting for the Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is determined by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

There were no impairments of long-lived assets as of December 31, 2007, 2006 and 2005.

 (i) Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") No. 104. All of the following criteria must exist in order for the Company to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

Sales of spandex are recognized when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

(j) Retirement and Other Postretirement Benefits

Retirement benefits in the form of contributions under a defined contribution retirement plan to the relevant authorities are charged to the statement of operations as incurred. Retirement benefit expense (included in cost of sales, selling expenses, general and administrative expenses) for the year ended December 31, 2007, 2006 and 2005 were $78,925, $39,400 and $25,928, respectively.

 (k) Taxations

(i) Income tax

The Company, being incorporated in the PRC, is governed by the income tax law of the PRC and is subject to PRC enterprise income tax. The Company is entitled to full exemption from income tax for the first two years and a 50% reduction for the next three years, commencing from the first profit-making year after offsetting all tax losses carried forward from the previous five years. The first profit making year for the Company was 2007.

Beginning January 1, 2012, the new Chinese Enterprise Income Tax (“EIT”) law will replace the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the rates currently applicable to the Company.

Located in the Economic Development Region, the Company pursuant to the aforementioned taxation laws, the Company is not liable for income tax in 2007 and 2008, and thereafter, will incur taxes of 12.5% in 2009, 2010 and 2011.

(k) Taxations (continued)

(ii) Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is provided to reduce the amount of deferred tax asset if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, product and environmental liability, and tax matters. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Company has not experienced any material service liability claims.

(m) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivables from third and related parties, amounts due from and due to related parties, accounts payable, other payables and short-term borrowings approximate their fair values due to their short term nature.

The fair value are estimated by discounting the future cash flow using an interest rate which approximated the rate for which the financial institution would charge borrowers with similar credit ratings and remaining maturities.

(n) Significant Risks

(i) Foreign Currency Risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to the international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents and restricted deposits dominated in RMB amounted to $20,246,914, $12,749,855 and $10,033,657 as of December 31, 2007, 2006 and 2005, respectively.

(ii) Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents, accounts receivable and advance to suppliers.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk to specific customers. With respect to advance to suppliers, such suppliers are primarily suppliers of various chemical raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or other security against advance to suppliers; however, it maintains reserve for potential credit loss and such losses have a historically been within management’s expectations.

Substantially all of the Company’s cash and cash equivalents and restricted cash were held by major financial institutions located in PRC, which management believes are of high credit quality.

(n) Significant Risks (continued)

(iii) Interest Rate Risk

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Company in the current reporting period and in future years.

Apart from the bank deposits and borrowings, the Company has no significant interest-bearing assets and liabilities. Its interest-bearing assets and liabilities are mainly current bank deposits and loan from banks and unrelated parties. The Company’s income and operating cash flows are substantially independent of changes in market interest rates.

 (iv)  Liquidity risk

Liquidity risk arises from the possibility that the Company is unable to meet its obligations towards other counter-parties. The Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and mitigate the effects of fluctuations in cash flows.

 (o) Recently Issued Accounting Pronouncements

FASB Statement No. 157 (“SFAS No. 157”)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements.  SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  Although management will continue to evaluate the application of SFAS No. 157, management does not currently believe the adoption of SFAS No. 157 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 159 (“SFAS No. 159”)

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company does not anticipate that the adoption of the FAS 159 will have a material impact on its results of operations and financial position.

(3) Restricted Cash

Restricted cash at December 31, 2007, 2006 and 2005 consist of the following:

	2007	2006	2005
	USD	USD	USD
Pledged deposits with banks for letter of credit	2,060,442	1,219,520	187,084
Pledged deposits with banks for notes payable	552,365	2,931,696	2,746,191
Pledged deposits secured for bank loans	-	3,837,298	6,193,485
	2,612,807	7,988,514	9,126,760

The restricted cash is kept at banks to collateralize letter of credit and notes payable.  These deposits can be withdrawn by the Company only when the letter of credit and notes payable collateralized by the deposits reach maturity and are paid off.

The restricted cash collateralizing banks loans bear interest at an annual rate of 2.07%, which were pledged to the banks to collaterialize the bank loans of $40,839,486, $43,105,654 and $42,944,714 in 2007, 2006 and 2005, respectively. (Note 8)

(4) Accounts and Notes Receivable

Accounts and notes receivable at December 31, 2007, 2006 and 2005 consist of the following:

	2007	2006	2005
	USD	USD	USD
Accounts receivable	4,820,866	2,397,577	2,187,950
Less: Allowance for doubtful accounts	337,694	177,017	-
	4,483,172	2,220,560	2,187,950
Notes receivable	2,106,437	1,106,761	426,112
	6,589,609	3,327,321	2,614,062

An analysis of the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	USD	USD	USD
Balance at beginning of year	177,017	-	-
Addition of bad debt expense	142,573	173,380	-
Foreign currency translation	18,104	3,637	-
Balance at end of year	337,694	177,017	-

The bad debt expense for accounts receivable recognized in profit and loss during years ended December 31, 2007, 2006 and 2005 were $142,573 and $173,380 and nil, respectively.

The notes receivable are non-interest bearing and with maturity days ranged from 30 to 180 days.

(5) Inventories

Inventories at December 31, 2007, 2006 and 2005 consist of the following:

	2007	2006	2005
	USD	USD	USD
Raw materials	2,070,634	1,007,969	507,257
Work in progress	4,023,409	1,638,883	979,036
Finished goods	621,223	887,514	2,451,197
	6,715,266	3,534,366	3,937,490
Less: Allowance for inventory provision	-	-	(588,912)
	6,715,266	3,534,366	3,348,578

(6) Property, Plant and Equipment

Property, plant and equipment at December 31, 2007, 2006 and 2005 consist of the following:

	2007	2006	2005
	USD	USD	USD
Buildings	8,152,683	6,920,855	4,971,288
Machinery and equipment	42,525,902	40,191,508	22,192,377
Electronic equipment	203,238	110,640	51,747
Motor vehicle	318,005	105,189	89,225
	51,199,828	47,328,192	27,304,637
Accumulated depreciation	(10,615,845)	(5,952,930)	(2,275,880)
	40,583,983	41,375,262	25,028,757
Construction-in-progress	22,976,933	568,912	16,382,196
	63,560,916	41,944,174	41,410,953

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 were $4,122,510, $3,549,931 and $1,814,092, respectively.

Construction-in-progress represents the new spandex product line.

The borrowing costs capitalized as cost of plant and equipment amounted to $458,924 and $440,012 in 2007 and 2005, respectively. The capitalization rates used to determine the amount of borrowing costs eligible for capitalization is 3.02% and 3.61% in 2007 and 2005, respectively.

(7) Land Use Rights

Land use rights at December 31, 2007, 2006 and 2005 consist of the following:

	2007	2006	2005
	USD	USD	USD
Original cost	1,645,955	1,539,846	1,446,803
Accumulated amortization	(111,019)	(73,058)	(40,993)
	1,534,936	1,466,788	1,405,810

The land use rights represent the right to use the land on which the Company’s plant and product line had been constructed and is owned by the PRC Government. The land use rights are for land with area of approximately 100,630 square meters which will expire in September 2, 2053.

(8) Bank Loans

Lender	Interest rate per annum	December 31,
		2007		2006		2005
		RMB	US$	RMB	US$	RMB	US$

Shanghai Pudong Development Bank
July 27, 2005 to January 27, 2006	4.70%					15,000,000	1,858,045
August 30, 2005 to February 28, 2006	4.70%					5,000,000	619,348
September 23, 2005 to February 23, 2006	6.00%					20,000,000	2,477,394
December 14, 2005 to April 13, 2006	6.00%					20,000,000	2,477,394
July 25, 2006 to January 25, 2007	4.86%			30,000,000	3,837,299
September 4, 2006 to February 4, 2007	6.14%			20,000,000	2,558,199
September 19, 2006 to March 19, 2007	5.03%			30,000,000	3,837,299
September 28, 2007 to March 28, 2008	8.55%	6,700,000	916,051
		6,700,000	916,051	80,000,000	10,232,797	60,000,000	7,432,181

Xiaoshan Rural Cooperative Bank
August 8, 2005 to January 10, 2006	7.92%					25,000,000	3,096,742
September 28, 2005 to February 28, 2006	7.92%					5,000,000	619,348
November 8, 2006 to April 30, 2007	8.35%			25,000,000	3,197,749
December 28, 2007 to June 25, 2008	8.64%	25,000,000	3,418,102
		25,000,000	3,418,102	25,000,000	3,197,749	30,000,000	3,716,090

China Merchants Bank, Xiaoshan Branch
December 13, 2005 to May 25, 2006	5.74%					50,000,000	6,193,484
May 25, 2006 to May 24, 2007	6.44%			50,000,000	6,395,495
July 23, 2007 to May 18, 2008	5.84%	50,000,000	6,836,205
		50,000,000	6,836,205	50,000,000	6,395,495	50,000,000	6,193,484

China Zheshang Bank, Xiaoshan Branch
December 15, 2005 to January 14, 2006						29,900,000	3,703,704
December 8, 2005 to June 7, 2006						30,000,000	3,716,091
December 7, 2005 to June 6, 2006						30,000,000	3,716,091
November 9, 2006 to April 11, 2007				30,000,000	3,837,299
November 14, 2006 to May 11, 2007				30,000,000	3,837,299
				60,000,000	7,674,598	89,900,000	11,135,886

Hangzhou Bank, Xiaoshan Branch
Long-term loan due on October 10, 2006	5.76%					16,792,672	2,080,104
October 12, 2006 to April 7, 2007	6.42%			16,000,000	2,046,559
November 17, 2006 to May 10, 2007	6.42%			6,000,000	767,460
October 15, 2007 to April 14, 2008	7.13%	16,000,000	2,187,585
July 18, 2007 to January 17, 2008	6.73%	6,000,000	820,345
		22,000,000	3,007,930	22,000,000	2,814,019	16,792,672	2,080,104

(8) Bank Loans (continued)

Lender	Interest rate per annum	December 31,
		2007		2006		2005
		RMB	US$	RMB	US$	RMB	US$

Industrial and Commercial Bank of China
Long-term loan due on December 5, 2007	5.58%			20,000,000	2,558,200
Long-term loan due on December 5, 2008	5.58%	17,000,000	2,324,310
Long-term loan due on July 5, 2008	6.14%	9,000,000	1,230,517
Long-term loan due on March 5, 2008	6.14%	14,000,000	1,914,137
		40,000,000	5,468,964	20,000,000	2,558,200

Shanghai Bank
December 29, 2007 to May 29, 2008	6.57%	10,000,000	1,367,241
December 26, 2007 to September 26, 2008	8.22%	20,000,000	2,734,482
		30,000,000	4,101,723

Industrial Bank Co., Ltd, Xiaoshan Branch
July 23, 2007 to May 18, 2008	6,84%	20,000,000	2,734,482
		20,000,000	2,734,482

Bank of China
June 22, 2007 to June 22, 2008	7.20%	15,000,000	2,050,861
		15,000,000	2,050,861
Total of short-term and current portion of long-term loans		208,700,000	28,534,318	257,000,000	32,872,858	246,692,672	30,557,745

Industrial and Commercial Bank of China
February 9, 2004 to January 25, 2009	5.58%	20,000,000	2,734,482	20,000,000	2,558,199	20,000,000	2,477,394
March 30 2004 to December 5, 2007	5.58%					20,000,000	2,477,394
September 28, 2004 to July 5, 2008	6.14%			9,000,000	1,151,190	9,000,000	1,114,827
December 7, 2004 to March 5, 2008*	5.85%			20,000,000	2,558,199	20,000,000	2,477,394
January 11, 2005 to March 5, 2008	6.14%			14,000,000	1,790,739	14,000,000	1,734,176
June 28, 2004 to December 5, 2008	5.58%			17,000,000	2,174,469	17,000,000	2,105,784
		20,000,000	2,734,482	80,000,000	10,232,796	100,000,000	12,386,969

Communications Bank of China
July 31, 2007 to June 1, 2010	7.20%	21,000,000	2,871,206
July 31, 2007 to June 1, 2011	7.20%	21,000,000	2,871,206
July 31, 2007 to June 1, 2012	7.20%	28,000,000	3,828,274
		70,000,000	9,570,686
		90,000,000	12,305,168	80,000,000	10,232,796	100,000,000	12,386,969

*The loan was repaid in November 2007 before maturity.

(8) Bank Loans (continued)

During the years ended December 31, 2007, 2006 and 2005, the Company entered into various loan agreements with commercial banks with terms ranging from 6 months to one year to finance its working capital, the weighted average interest rate of short-term bank loans were 7.01%, 6.05% and 5.78% per annum, respectively.

The amounts of the above short-term loans are repayable at the end of the loan period.

Bank loans outstanding are secured and guaranteed as follows:

	December 31,
	2007		2006		2005
	RMB	USD	RMB	USD	RMB	USD

Loans guaranteed by related parties and other companies	298,700,000	40,839,486	307,000,000	39,268,355	296,792,672	36,763,616
Loans collateralized by bank deposits	-	-	30,000,000	3,837,299	49,900,000	6,181,098
	298,700,000	40,839,486	337,000,000	43,105,654	346,692,672	42,944,714

 (9) Accrued Expenses and Other Payables

Accrued expenses and other payables at December 31, 2007, 2006 and 2005 consist of the following:

	2007	2006	2005

Advance from customers	371,487	488,742	-
Accrued expenses	558,974	481,063	239,042
VAT payable and other tax payables	215,978	503,902	5,644
Others	132,101	51,470	144,684
	1,278,540	1,525,177	389,370

(10) Appropriated retained earnings

The Company’s income is distributable to its owners after transfer to statutory reserves as required under relevant PRC laws and regulations and the Company’s Articles of Association. As stipulated by the relevant laws and regulations in the PRC, the Company is required to maintain a statutory surplus reserve fund which is non-distributable. Appropriations to such reserve are 10% of net profit after taxation as per the statutory financial statements of the Company.

The statutory surplus reserve fund can be used to make up prior year losses, if any, and can be applied in conversion into capital by means of capitalization issue. The appropriation may cease to apply if the balance of the fund has reached 50% of the entity’s registered capital.

For the years ended December 31, 2007, approximately $2,187,701was appropriated for this purpose.

(11) Income Taxes

(a) Applicable tax rate

Pursuant to the old Foreign Invested Enterprise and Foreign Enterprise Income Tax Law, the Company’s applicable tax rate was 27% from 2003 to 2007, which comprised the provincial income tax rate of 24% and local income tax rate of 3%. According to the approval of relative tax authorities, the Company is exempted from local income tax.

The PRC Enterprise Income Tax Law, which was adopted in March 2007 and came into effect on January 1, 2008, introduced a uniform income tax rate of 25 % for all enterprises. Among other things, the Enterprise Income Tax Law provides that the tax exemptions, reductions and other preferential treatments previously applicable to foreign-invested enterprises will in general be revoked. There will, however, be a transition period for enterprises currently receiving such preferential tax treatments. Unused tax holidays available to foreign-invested enterprises engaged in manufacturing that were approved before promulgation of the Enterprise Income Tax Law will be grandfathered until they expire, and must be utilized by the end of 2012. The Company was established on September 3, 2003 as a manufacturing foreign-invested enterprise and thus prior to the publication of the Enterprise Income Tax Law. According to Article 8 of the old Foreign Invested Enterprise and Foreign Enterprise Income Tax Law, it was entitled to a tax holiday of two years full-exemption beginning with the first profitable year net of all loss carry-forwards from the previous five years, followed by three years of taxation at half of the normal tax rate. The Company has made use of and will make further use of the tax holidays such that it will not have to pay enterprise income tax for fiscal years 2007 and 2008 and only at a rate of 12.5 % for fiscal years 2009, 2010 and 2011.  At the end of this period, the Company will be subject to taxation at a rate of 25%.

(b) Income tax benefit

	Years ended December 31,
	2007	2006	2005
	USD	USD	USD
Income tax	-	-	-
Deferred tax	(35,643)	(43,345)	-
Income tax benefit	(35,643)	(43,345)	-

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance for de-recognition of tax positions, financial statement classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation was effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Group’s financial position or results of operations.

The Company files tax returns with the relevant government authorities in the PRC. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any interest expense recognized for the years ended December 31, 2007, 2006 and 2005.

(c) Deferred tax

The deferred tax is relating to the allowance for bad and doubtful debts.

 (12) Related Party Transactions

The transactions with these entities were made in the ordinary course of business and were negotiated at arm's length.  A summary of balances and transactions with related parties follows:

(a) Related company balances

At December 31, 2007, 2006 and 2005, amounts due from/to related companies consist of:

(i)	Due from related companies

	2007	2006	2005
	USD	USD	USD
Trade
Hangzhou Yililong Textile Co., Ltd.	323,500	204,656	86,957
Hangzhou Yimin Import&Export Co., Ltd.	892,300	-	159,121
Hangzhou Shilun Trading Co., Ltd.	847,893	610,145	1,125,271
Hangzhou Zhebang Chemical Fibre Co., Ltd.	2,057,081	916,078	546,671
Hangzhou Shen’s Chemical Fibre Co., Ltd.	691,133	729,087	110,706
	4,811,907	2,459,966	2,028,726
Non-trade
Hangzhou Shilun Trading Co., Ltd.	112,856	2,828,242	2,303,695
Hangzhou Yinan Chemical Fibre Group Co., Ltd.	-	-	120,154
Hangzhou Zhebang Chemical Fibre Co., Ltd.	-	-	298,695
Hangzhou Lanfeng Textile Import&Export Co., Ltd.	134,190	1,296,321	1,798,044
Hangzhou Shen’s Chemical Fibre Co., Ltd.	68,362	63,955	62,621
Hangzhou Mesbon Chemical Fibre Co., Ltd.	-	95,932	-
Ultimate shareholders and key management	-	325,250	233,220
	315,408	4,609,700	4,816,429
	5,127,315	7,069,666	6,845,155

All amounts due from related companies are short-term and repayable on demand. Except the amounts with related companies disclosed in (b)(ii) Interest received from related companies, the rest are non-interest bearing.

(ii)	Due to related companies

	2007	2006	2005
	USD	USD	USD
Non-trade
Ultimate shareholders*	600,602	485,142	234,971
Hangzhou Yimin Import&Export Co., Ltd.	-	22,755	185,804
Hangzhou Yililong Textile Co., Ltd.	10,084	9,434	-
Hanzhou Zhebang Chemical Fibre Co., Ltd.	24,322	-	247,739
Zhejiang Mesbon Industry Group Co., Ltd.		-	495,480
	635,008	517,331	1,163,994

All amounts due to related companies are short-term and repayable on demand. Except the amounts with related companies disclosed in (b)(ii) Interest paid to related companies, the rest are non-interest bearing.

 (12) Related Party Transactions (continued)

The above mentioned companies are defined as related companies because they are controlled by the common ultimate shareholders with the Company.

* The Company entered into an agreement with the ultimate shareholders in December 2008, in which the ultimate shareholders agreed to forgive the receivable due from the Company.

 (b) The principal related party transactions during the year ended December 31, 2007, 2006 and 2005 consisted of:

(i)	Sales to related parties

	2007	2006	2005
	USD	USD	USD
Sales of spandex
Hangzhou Shen’s Chemical Fibre Co., Ltd.	1,722,973	1,164,730	151,312
Hangzhou Shilun Trading Co., Ltd.	397,275	73,629	356,543
Hangzhou Yililong Import&Export Co., Ltd.	2,692,277	1,006,943	1,141,388
Hangzhou Yimin Import&Export Co., Ltd.	2,598,108	3,340,396	2,597,471
Hangzhou Zhebang Chemical Fibre Co., Ltd.	3,879,938	1,430,012	2,101,635
Zhejinag Yinan Chemical Fibre Group Co., Ltd.	1,102,204	769,628	731,394
Hangzhou Mesbon Chemical Fibre Co., Ltd.	184,338	294,340	-
	12,577,113	8,079,678	7,079,743
Sales of raw materials
Hangzhou Yimin Import&Export Co., Ltd.	-	257,223	105,811
	12,577,113	8,336,901	7,185,554

(ii)	Interest received from/paid to related parties

	2007	2006	2005
	USD	USD	USD
Interest received
Hangzhou Shen’s Chemical Fibre Co., Ltd.	-	-	62,341
Hangzhou Lanfeng Textile Import & Export Co., Ltd.	-	78,324	43,470
Hangzhou Shilun Trading Co., Ltd.	-	103,155	-
Hangzhou Zhebang Chemical Fibre Co., Ltd.	-	75,744	-
	-	257,223	105,811
Interest paid
Hangzhou Yimin Import &Export Co., Ltd.	-	169,062	-
	-	169,062	-

Both the interest received from and interest paid to related parties are based on bank loan rate in the corresponding period.

(13) Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, trade accounts receivable, prepayments and other receivables, amounts due from related parties, amounts due to related parties, and accrued liabilities and other payables, approximate their fair values because of the short maturity of these instruments.

The carrying amount of bank loans approximate the fair value based on the borrowing rates currently available for bank loans with similar terms and maturity.

(14) Segment Information

The Company operates in a single business segment that includes the manufacture and sale of spandex. The following table summarizes the Company’s net revenue generated from different geographic locations:

	2007	2006	2005
	USD	USD	USD

Domestic	68,345,655	39,727,924	15,956,057
Overseas	6,117,962	987,590	-
	74,463,617	40,715,514	15,956,057

Substantially all of the Company’s long-lived assets are located in the PRC.

(15) Business and Credit Concentrations

For the years ended December 31, 2007, 2006 and 2005, in order to gear for the increase of production capacity and operating strategy, the major customers of the Company changed from year to year, as follows:

	2007		2006		2005
	USD	%	USD	%	USD	%

Zhangjiagang Bonded Zone Zhouhengxin International Trading Co., Ltd.	10,480,891	14	5,616,746	14	-
Hangzhou Yimin Import&Export Co., Ltd.	-		-		2,597,471	16
Hangzhou Zhebang Chemical Fibre Co., Ltd.	-		-		2,101,635	13
	10,480,891	14	5,616,746	14	4,699,106	29

The Company formally started its operation in 2004 with a production capacity of 7,500 tons per year, as one kind of raw materials of some related companies, considerable quantity of spandex produced by the Company was sold to these related companies in 2005. As of December 31, 2005, approximately 15% of gross trade receivable was due from the two related companies. Besides the two customers, 24% of the gross accounts receivable was due from another related company to whom the sales were less than 10% of the total revenue. Provision for these outstanding balances of $73 was recognized as expense in 2005.

In 2006 and 2007, together with the increase of production capacity, the Company made an effort to expand the market share, and consequently, more new customers were developed. Zhangjiagang Bonded Zone Zhouhengxing International Trading Co., Ltd became the biggest customer of the Company, the sales to whom accounted for 14% in each year. As of December 31, 2007 and 2006, approximately 2% and 5% of gross trade receivable were due from this customer. Meanwhile, as of December 31, 2007, and 2006, the outstanding balance due from an individually customer the sales to whom were less than 10% accounted for 11% and 15% of the gross accounts receivable, respectively. As the best estimate of management, all these outstanding balances due from major customers are within the credit period, no indications show they were uncollectible, therefore, no bad debt loss was recognized as expense.

(16) Operating lease commitments

The Company has entered into commercial leases on sales offices. These leases have an average life of between 1 and 2 years with on renewal option or escalation clauses included in the contracts. There is no restriction placed upon the Company by entered these leases. The operating lease payment recognized as expenses in the income statements in each financial year is as follows:

	2007	2006	2005
	USD	USD	USD

Lease payment recognized as expenses	11,758	9,210	14,988
	11,758	9,210	14,988

Operating lease commitments payables under non-cancellable operating leases as at December 31 are as follows:

	2007	2006	2005
	USD	USD	USD

Not later than one year	9,912	8,173	8,547
Later than one year but not later than five years	-	-	-
Later than five years	-	-	-
	9,912	8,173	8,547

(17) Capital commitments

Capital commitments for future purchases of property, plant and equipment as of December 31, 2007, 2006 and 2005 were $5,452,603, $38,037, and $589,175, respectively.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Prior to the effective date of this registration statement, we were not an SEC reporting Company and did not report our financial statements.  However, in connection with our reverse merger transaction, our board of directors recommended and approved the appointment of the independent registered public accounting firm Bernstein & Pinchuk, LLP as independent auditor, for the fiscal years ended December 31, 2007 and 2006 and during the subsequent interim period through September 31, 2008.

During the fiscal years ended December 31, 2007 and 2006 and through the date hereof, neither us nor anyone acting on our behalf consulted Berstein & Pinchuk, LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Berstein & Pinchuk, LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304 of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
2.1
Share Exchange Agreement, dated as of December 31, 2008, among Bay Peak 3 Acquisition Corp., EBH Investment Holding Company Limited, and the shareholders and consultants of EBH Investment Holding Company Limited.

2.2	Second Joint Plan of Reorganization, dated June 22, 2004.
3.1	Articles of Incorporation of Bay Peak 3 Acquisition Corp.
3.2	By-laws of Bay Peak 3 Acquisition Corp.
3.3	Certificate of Amendment to the Articles of Incorporation pursuant to NRS 78.385 and 78.390
3.4	Articles of Merger between Bay Peak 3 Acquisition Corp and VT Arabic Services, Inc. effective October 2, 2008.
4.1	VT Arabic Services, Inc. 2004 Equity Incentive Plan
4.2	Plan Warrant Agreement of Visitalk Capital Corporation, effective as of June 22, 2004.
10.1	Employment Agreement with Bolong Xing

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SPECIAL FIBER, INC. (Registrant)

Dated: January 16, 2009	/s/ Bolong Xing
By: Bolong Xing Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)